Form 20-F
period 2004-12-31
Storm Cat Energy CORP
filed 2005-07-05
CIK 1178818

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

__

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

      SECURITIES EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE  ACT OF 1934   For the fiscal year ended December 31, 2004

OR

__

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934  For the transition period from __________ to ___________

Commission file number: 0-49947

Storm Cat Energy Corp.

 (Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1400 – 16th Street, Suite 510, Denver, Colorado, 80202

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

16,280,357

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

X Item 17    __ Item 18

Index to Exhibits on Page 56

Storm Cat Energy

Form 20-F Annual Report

Part II

Part III

Item 17.	Financial Statements	56
Item 18.	Financial Statements	56
Item 19.	Exhibits	56

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621

Part I

Item 1.  Identity of Officers and Directors

Table No. 1

Company Officers and Directors

Name

                   Position

                Business Address_____

J. Scott Zimmerman	President and Director	1400 16th Street, Suite 510 Denver, Colorado 80202
Paul Wiesner	Chief Financial Officer	1400 16th Street, Suite 510 Denver, Colorado 80202
Christopher Dyakowski	Chief Administrative Officer and Director	430 – 580 Hornby Street Vancouver, B.C. V6C 3B6

Carmen Etchart	Corporate Secretary	210 – 15282 19th Avenue South Surrey, B.C. V4A 1X6

Craig Steinke	Chairman of the Board	209 8th Avenue, Suite 200 Calgary, Alberta T2P 1B8

Michael O’Byrne	Director	209 8th Avenue, Suite 200 Calgary, Alberta T2P 1B8

Robert Penner	Director	209 8th Avenue, Suite 200 Calgary, Alberta T2P 1B8

The Company’s auditor for Fiscal Years 2004, 2003 and 2002 ended December 31 is Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver, British Columbia, Canada. The Company’s auditor for the prior year was J.A. Minni & Associates Inc., Certified General Accountants, whose offices are located at Suite 1104 – 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8. There were no disagreements between the Company and the previous auditor.

The Company’s legal advisor is David Hunter of Bull Houser & Tupper, 3000 Royal Centre, P.O. Box 11130 – 1055 West Georgia Street, Vancouver, B.C. V6E 3R3.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2004, 2003 and 2002 was derived from the financial statements of the Company. The financial statements for Fiscal 2004, 2003 and 2002 were audited by Amisano Hanson, Chartered Accountants as indicated in its report which is included elsewhere in this Registration Statement. The financial statements for Fiscal 2001 were audited by J.A. Minni & Associates Inc., Certified General Accountant.

The information in Table No. 2 was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Reference is made to Note 16 of the financial statements of the Company included herein for a discussion of the differences, in the case of the Company, between Canadian GAAP and US GAAP, and their effect on the Company’s financial statements.

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

                        Table No. 2

                           Selected Financial Data

                          (US$ in 000, except per share data)

	Year Ended 12/31/04	Year Ended 12/31/03 (restated)	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00

Operating Revenue	$129	$0	$0	$0	$0
Net Income(Loss)Cdn. GAAP *	($1,438)	($216)	($90)	($67)	($28)
Earnings(Loss) Per Share Cdn GAAP	($0.07)	($0.02)	($0.01)	($0.01)	($0.00)

Net Income(Loss)US GAAP *	($1,148)	($533)	($242)	($92)	($149)
Earnings (Loss) Per Share US GAAP	($0.05)	($0.09)	($0.03)	($0.03)	($0.34)

Dividends Per Share Cdn GAAP	$0	$0	$0	$0	$0
Dividends Per Share US GAAP	$0	$0	$0	$0	$0
Wtd.Avg.No.Shares US GAAP	21,455	11,236	7,742	3,706	442
Wtd.Avg.No.Shares Cdn GAAP	21,455	11,236	10,652	7,082	944

Working Capital	$2,718	$556	$133	$372	$72
Resource Properties Cdn GAAP	$3,380	$341	$20	$20	$20
Resource Properties US GAAP	$0	$0	$0	$0	$0
Long Term Debt Cdn GAAP	$0	$0	$0	$0	$0

Shareholder’s Equity (Cdn GAAP)	$6,098	$903	$433	$524	$199
Shareholders’ Equity US GAAP	$6,098	$561	$136	$379	$78
Total Assets (Cdn GAAP)	$6,917	$941	$444	$531	$222
Total Assets (US GAAP)	$6,917	$600	$146	$386	$103

*

Effective March 31, 2005, the Company completed the forward stock split of its common shares on a two-for-one basis. All per share amounts have been adjusted to reflect this stock split.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  References in this document to “$” and “C$” refer to Canadian dollars, unless otherwise specified; references to “US$” refer to United States dollars.

The value of the U.S. Dollar in relation to the Canadian Dollar was $1.20 as of December 31, 2004 and $1.26 as of April 30, 2005.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended April 30, 2005; the average rates for the periods; and the range of high and low rates for the periods. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

                                                      Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50

Three Months Ended 3/31/04	$1.23	$1.26	$1.20	$1.21
Three Months Ended 12/31/04	$1.22	$1.24	$1.19	$1.20
Three Months Ended 9/30/04	$1.30	$1.34	$1.26	$1.26
Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.33	$1.35	$1.27	$1.31
Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60

April 2005	$1.24	$1.26	$1.21	$1.26
March 2005	$1.22	$1.25	$1.20	$1.21
February 2005	$1.24	$1.26	$1.23	$1.23
January 2005	$1.22	$1.24	$1.20	$1.24
December 2004	$1.22	$1.24	$1.19	$1.20
November 2004	$1.20	$1.23	$1.18	$1.19

The exchange rate was $1.26 on April 30, 2005.

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

The Company’s Properties Are All At the Exploration Stage:

The properties in which the Company has an ownership interest or the concessions in which the Company has the right to earn an ownership interest are in the exploratory stage. There is no guarantee that the Company will ever discover an economic resource on its properties.

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

The Company has Limited Cash Flow to Support its Operations and Will Require Additional Financing:

Only a limited number of the Company’s projects have advanced to the commercial production stage and the Company has a limited history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

The Company’s Resource Exploration Operations are Subject to Environmental Regulations:

The current and anticipated future operations of the Company require permits from various federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining and oil and gas industries.  The Company’s exploration activities in Canada are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require obtaining permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, area providing for habitat for certain species or other protected areas.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

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

In Fiscal 2004 ended December 31, the Company had a net loss of ($1,438,986) and the cumulative net loss from date of incorporation to December 31, 2004 has been ($1,859,490).

The Company Has a Dependence on Certain Key Personnel:

The Company strongly depends on the business and technical expertise of its management and key personnel, particularly that of its President, J. Scott Zimmerman.  There is little possibility that this dependence will decrease in the near term. The Company carries no “Key Man” life insurance.  As the Company’s operations expand, additional general management resources will be required.

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

As a “Foreign Private Issuer”, the Company is Exempt From the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Storm Cat Energy (hereinafter also referred to as the "Registrant", “Storm Cat” or the "Company") is a Canadian natural resources exploration company.  The Company currently has interests in oil and gas exploration projects in Mongolia, Saskatchewan, and Alaska, and oil and gas production in Wyoming.

The Company’s registered office is located at 209 8th Avenue, Alberta, Canada, T2P 1B8. The telephone number is (403) 451-5070. The Company’s United States Executive offices are located at 1400 Sixteenth Street, Suite 510, Denver, Colorado, 80202. The telephone number is (303) 991-5070. Contact person is J. Scott Zimmerman, President.

The Company has an unlimited number of no par common stock authorized. As of December 31, 2004, the end of the Company’s most recent fiscal year, there were 16,280,357 (pre-split) shares of common stock outstanding.

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

The Corporation was incorporated under the laws of the Province of British Columbia on May 15, 2000 pursuant to the Company Act of British Columbia.  The Company adopted new Articles of Incorporation under the Business Corporations Act of British Columbia on May 21, 2004.

The Corporation commenced active exploration and acquisition of mineral resource properties in 2000. In 2003, the Company decided to dispose of its mineral exploration interests and enter the oil and gas industry through the acquisition of interests in conventional, unconventional, and coalbed methane gas projects.

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

During 2003, management decided to exit the mineral exploration sector and enter the energy sector. In January 2004, the Company changed its name from Toby Ventures to Storm Cat Energy and began to investigate possible energy investment opportunities.

In February 2004, the Petroleum Authority of Mongolia and the Company signed an agreement which grants the Company the right to explore and develop a 49,101 square kilometer license area for coalbed methane. The agreement is an initial 5-year term and calls for the Company to spend a minimum of US$4,800,000 in expenditures and a total of US$169,101 in payments. The agreement was ratified by the Mongolian Government in May 2004. An exploration contract covering a second exploration block in Mongolia signed in December 2004. This agreement covers 22,407 square kilometers and requires the Company to spend US$300,000 on exploration work by December 31, 2005 in order to obtain the exclusive right and privilege to apply to the Petroleum Authority for a production sharing contract for all or part of the project area until June 30, 2006.

In November 2004, the Company acquired a 100% Working Interest (81.5% Net Interest) in the producing Jamison/North Twenty Mile coalbed methane gas fields in Wyoming. The purchase price was US$1.25 million.

The Company also acquired 100% interest in 5-year Petroleum and Natural Gas leases on two claims in the Cook Inlet region of Alaska.   Consideration paid for the leases was US$203,901. In January 2005, the Company acquired a 100% working interest (84.8% net interest) in an additional Petroleum and Natural Gas lease in the Cook Inlet region. This lease covers 3,757 acres and lease rentals totaling US$9,395 were paid.

In January 2005, the Company reached an agreement with Palo Petroleum to acquire Palo’s interest in the producing NE Spotted Horse Field in Wyoming. Consideration for the purchase was US$8,550,000 cash.

In February 2005, the Company signed a Farm-in Agreement with Golden Eagle Energy Ltd. over 235,830 acres in eastern Saskatchewan, Canada, known as Moose Mountain. Moose Mountain is a large unconventional shallow-gas exploration project. The Company can earn a 45% working interest (before payout) and a 30% working interest (after payout) by paying C$750,000 and providing 95% of the first two year’s work commitment of $500,000 and 95% of the approximate $100,000 in technical and geological expenses.

In March 2005, the Company completed the forward stock split of its common shares on a two-for-one basis.

DESCRIPTION OF PROPERTY

Corporate Offices

The Company’s United States Offices are located in rented space at 1400 Sixteenth Street, Suite 510, Denver, Colorado, 80202. Office space is also leased in Calgary, Alberta at 209 – 8th Avenue, SW, Calgary, Alberta.

The following is a description of the Company’s properties and its interest in such properties.

Mongolia Coalbed Methane Gas Exploration Projects

The Company currently has 2 coalbed methane exploration projects in the country of Mongolia. These projects are known as Noyon West and Tsaidam projects.

Russia
Kazakhstan
Tsaidam Block
Noyon Block
Mongolia
China
North Korea
Yellow Sea
Uvs
Bayan-Olgiy
Hovd
Dzavhan
Hovsgol
Bulgan
Selenge
Arhangay
Ulaanbaatar
Hentiy
Dornod
Suhbaatar
Govi-Altay
Bayanhongor
Ovorhangay
Dundgovi
Dornogovi
Dalandzadgad
Omnogovi
Legend
Storm Cat Blocks
Provinces
Major Cities
Symbols
National Capital
Provincial Capital
Other City
0 250 500 1,000 Miles
0 250 500 1,000 Kilometers
N
S
E
W

Under an agreement dated April 5, 2004 on a production sharing contract for Coalbed Methane hydrocarbons in the South Gobi region of Mongolia. The agreement grants the Company has the right to explore for, and produce, natural gas from coal within an area of 49,101 square kilometers (12,127,947 acres) located in the South Gobi area of the country known as the “Noyon West” project.

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

The Company must bear all costs for exploration and/or production of coalbed methane (“CBM”) from the project area. The Company is allowed to recover its costs from a portion of the CBM produced. Production will be subject to a royalty of 7.5% to the Government of Mongolia. After deducting the royalty and the cost-recovery, the remaining production will be allocated between Storm Cat and the Government of Mongolia based upon the average daily production for a given month under the following formula:

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

The agreement was ratified by the government of Mongolia in May 2004.

In December 2004, the Company entered into a second agreement with the Petroleum Authority of Mongolia on a second coalbed methane exploration project. This exploration block, named the Tsaidam Block, covers approximately 22,407 square kilometers (5,536,893 acres) near Ulaanbaatar, the capital of Mongolia.

This agreement requires the Company to spend US$300,000 on exploration work by December 31, 2005 in order to obtain the exclusive right and privilege to apply to the Petroleum Authority for a Production Sharing Contract (“PSC”) for all or part of the project area until June 30, 2006. If a PSC is granted, the funds expended on exploration under the agreement will be credited to exploration expended under the PSC.

Plan of Exploration

The projects lie in the southern Gobi Desert near the Chinese border. The region has undergone little modern exploration and there is almost no detailed geological information available. However, there has been historic coal mining in several areas, and nine high rank coal seams were known within the Noyon West project area, while 500,000 acres of the Tsaidam Block contain geologically mapped coal deposits.

Upon the approval of the PSC by the government, the Company’s exploration team began surface and geological mapping and stratigraphic exploration of known coal seams. During the summer of 2004, the initial work was followed-up with the drilling of 8 shallow (150 meter depth) exploration holes in the Nariin Sukhait region. These holes were drilled along the 70 kilometer length of the Nariin Sukhait thrust fault where surface expressions or outcrops of coal suggested the likelihood of correlative subsurface coal deposits. 7 of the 8 holes encountered significant thicknesses of coal, including intersections exceeding 41 meters in total thickness occurring in as many as 10 separate seams. The drilling was limited by the mechanical constraints of the Mongolian drill rig. A larger drill rig was contracted to drill 3 new holes to test possible deeper coal seam intervals down to a depth of 900 meters. The drill cores from these deeper holes will be used in gas desorption tests designed to test the methane gas content of the coals as well as to document the existence of coal cleating, or fractures, which are necessary for providing pathways for the methane gas production. Entrada GeoSciences (formerly Hampton, Waechter & Associates) of Englewood, Colorado, has been engaged to provide data collection and measurement of the gas content.

On the Tsaidam Block, the Company intends to conduct geological and geophysical as well as drilling of 3 exploration wells of 600 meters depth to test the known shallow coalbeds within the block.  It is anticipated that the cost of work will meet the Company’s exploration expenditure requirement of US$300,000 before December 31, 2005.

United States Projects

Montana
Sheridan
Sheridan County
Big Horn County
Crook County
Gillette
Johnson County
Washakie County
t Springs County
Campbell County
Weston County
South Dakota
Wyoming
Fremont County
Natrona County
Converse County
Niobrara County
Nebraska
Legend
Storm Cat CBM Wells
0 10 20 40 Miles
0 10 20 40 Kilometers
N

Montana
area shown on larger map
Sheridan
Gillette
South Dakota
Nebraska
Wyoming
Northeast Spotted Horse
Jamison
N. 20 Mile
57N/76W
57N/75W
57N/74W
57N/73W
57N/72W
56N/76W
56N/75W
56N/74W
56N/73W
56N/72W
55N/79W
55N/78W
55N/77W
55N/76W
55N/75W
55N/74W
55N/73W
55N/72W
54N/79W
54N/78W
54N/77W
54N/76W
54N/75W
54N/74W
54N/73W
54N/72W
53N/79W
53N/78W
53N/77W
53N/76W
53N/75W
53N/74W
53N/73W
53N/72W
52N/79W
52N/78W
52N/77W
52N/76W
52N/75W
52N/74W
52N/73W
52N/72W
51N/75W
51N/74W
51N/73W
Legend
Storm Cat CBM Wells
Storm Cat Land Position
0 2.5 5 10 Miles
0 2.5 5 10 Kilometers
N

North East Spotted Horse Field

The North East Spotted Horse Field is a producing coalbed methane project located in the Powder River Basin of Wyoming. The property contains 71 producing wells (69 operated) and production is approximately 2.6 million cubic feet per day.

How Acquired

Under an agreement dated January 18, 2005, the Company, through its 100% owned subsidiary, Storm Cat Energy (USA) Corporation, acquired 100% of Palo’s interest in the field and Palo’s gas gathering subsidiary, Paso Gaso Pipeline, LLC. The purchase price for the acquisition was US$8,500,000 cash, and the acquisition was completed on February 28, 2005.

Description of Project

The project consists of 6,320 gross contiguous acres located in the eastern portion of the Powder River Basin, 35 miles northwest of Gillette, Wyoming. There are currently 71 producing wells on the project (69 operated by the Company). Production is from various Fort Union coal seams and daily production is approximately 2.6 million cubic feet per day.

The majority current production from the project is contained within less than 20% of the project acreage. The remaining 80% of the project is undeveloped or under developed.

Effective April 2005, the Company entered a hedging agreement by selling forward 1 mmcf/d of production from the project to Enserco at a price of US$6.95/mcf. The agreement ends in March 2006.

Anticipated Exploration

The Company plans to begin drilling the undeveloped acreage in July 2005. The initial drill program will consist of up to 20 wells on State lands. For the remainder, the Company intends to file a Federal Plans of Development which is required to receive Federal Applications to Drill (“APD”). Once the APD is received, the Company intends to drill up to 64 additional wells. The APD is anticipated to be received in the 3rd quarter of 2005 for drilling during the 4th quarter of 2005.

Jamison/North Twenty Mile Fields

The Jamison/North Twenty Mile Fields are producing coalbed methane projects located in the Powder River Basin in Wyoming. The Company has a 100% Working Interest (81.5 Net Interest) in the project.

How Acquired

The Company acquired a 100% Working Interest (81.5% Net Interest) in the Jamison/North Twenty Mile Fields for US$1.25 million cash. The purchase was completed as of December 1, 2004.

Description of Project

The Jamison/North Twenty Mile Fields are located on the eastern flank of the Powder River Basin coalbed methane natural gas region in Campbell County, Wyoming. The projects are 1,481 acres and currently contain 28 producing wells which were originally placed into production in early 2002. Current production is approximately 1.0 million cubic feet per day.

The current production is from the Anderson and Canyon coal seams, which are 2 of the 6 coal seams known to exist in the area. The Company believes two of the lower seams, the Cook and the Wall, are of sufficient thickness to warrant testing and, if positive, development through the drilling of new wells. In addition, the Smith coal seam is a candidate development through the recompletion of certain existing wells.

Project Reserves

Sproule Associates Inc. (“Sproule”) of Denver, Colorado, prepared an estimate of reserves on the Jamison/North Twenty Mile Fields for the Company as of December 31, 2004. The estimates using a constant price are as follows:

Reserves Category	Gross (MMcf)	Net (MMcf)

Proved Developed Producing	301.145	225.799
Proved Developed Non-Producing	0.000	0.000
Proved Undeveloped	327.558	245.603

Total Proved	628.703	471.402

Anticipated Exploration

During the first quarter of 2005, the Company initiated a comprehensive recompletion and rework program on the project. This program consists of pulling and reinstalling bottomhole pumps, re-perforating currently producing formations and deepening of some wells to test new zones. A second program, consisting primarily of drilling of new wells, is planned for the third quarter of 2005. This program is designed to test the Smith, Cook and Wall coal seams.

Alaska Exploration Licenses

The Company has a 100% working interest in three five-year Petroleum and Natural Gas exploration leases located in the Cook Inlet region of Alaska.

Arctic Ocean
Russia
Anadyr
Nome
Alaska (USA)
Fairbanks
Canada
Inuvik
Matanuska-Susitna Borough
Bering Sea
Anchorage
Seward
Whitehorse
Gulf of Alaska
Juneau
Storm Cat Lease Area
Prince Rupert
N
W
E
S
0 125 250 500 Miles
0 125 250 500 Kilometers
Pacific Ocean

Matanuska-Susitna
Anchorage
Cook
Inlet
N
S
E
W
0 5 10 20 Miles
0 5 10 20 Kilometers
Legend
Storm Cat State Leases
Storm Cat Mental Health Trust Leases

How Acquired

The Company acquired two leases totaling 18,359 acres through the high bid at the Alaska Mental Health Trust 2004 (the owner of the acreage) Oil and Gas lease sale held on November 9, 2004. The leases run for a period of 5 years, and consideration for the 2 leases is a US$203,901. The Company’s Interest is a 100% Working Interest.

The Company acquired a third 5 year lease in the area totaling 3,757 acres in December 2004. US$9,395 was paid for lease rentals. The Company’s interest is a 100% Working Interest (84.8% Net Revenue Interest).

Description of Project

The leases are all located in the Cook Inlet region of Alaska, approximately 45 kilometers from Anchorage. There is no history of production from any of these leases, and all are prospective for both conventional natural gas and for coalbed natural gas.

Storm Cat Energy has also acquired extensive Petroleum and Natural Gas leases in the Cook Inlet region of Alaska. Approximately 45 kms from Anchorage, the Company has acquired 18,369 acres comprising two five-year leases on two claims. These lands are considered prospective for both coalbed natural gas as well as conventional natural gas.

Anticipated Exploration

Storm Cat is currently completing a geological evaluation of the licenses in order to establish drill targets. A series of low-cost exploration wells are anticipated to be drilled during the 4th quarter of 2005.

Moose Mountain, Saskatchewan Project

The Company has a 45% Working Interest before payout, and a 30% Working Interest after payout, in the Moose Mountain exploration project in Saskatchewan. The project is 235,830 acre unconventional natural gas exploration project.

How Acquired

Under an agreement dated February 15, 2005 between the Company and Golden Eagle Energy Ltd., the Company agreed to farm-in to Golden Eagle’s 50% Working Interest in the project by agreeing to pay Golden Eagle C$750,000 and funding 95% of the first 2 years work commitment of C$250,000 and pay 95% of the approximately C$100,000 of technical and geological expenses. Storm Cat will receive 45% of the first 5.5 bcfe of production from the exploration permit area. Once 5.5 bcfe of production is reached, Storm Cat’s will revert to a 30% Working Interest.

The transaction with Golden Eagle is considered to be non-arms length as Michael J. O’Byrne, a director of Storm Cat, is Vice-President of Land and a Principle of Golden Eagle Energy. Mr. O’Byrne abstained from Storm Cat’s decision to enter into the farm-in agreement. A copy of the acquisition agreement with Golden Eagle has been filed as an exhibit to this annual report.

Anticipated Exploration

The project partners have established an exploration program for the project. This first portion of the program includes Landsat imagery, aero-magnetic surveys and geochemical and subsurface geological testing. Depending upon weather and ground conditions, the second portion of the program is expected to begin in late-May, 2005.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.26 as of April 30, 2005.

The Company has since inception financed its activities through the distribution of equity capital.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company anticipates requiring capital in order to perform its planned exploration and development programs on its properties. Management is also investigating the possible acquisition of interests in additional exploration and development projects. If such interests are acquired, the Company will require additional capital for acquisition and development. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the amount of cash flow generated by the Company’s producing properties and the general economic climate.

For Fiscal 2005, the Company intends to perform exploration and drilling on several of its properties, including the Mongolia projects, Alaska Licenses and Moose Mountain, Saskatchewan. Reworking of existing wells, and drilling of new wells in the undeveloped acreage, will continue on the Jamison/North Twenty Mile Fields. At the North East Spotted Horse Field, the Company has made application with the required regulatory authorities to drill up to 84 wells beginning in the second half of 2005.

Subsequent to the Year-end 2004, the Company completed a two-for-one forward stock split of its common shares. All per-share amounts have been retroactively adjusted for the stock split.

Oil and Gas Production and Reserves

As of December 31, 2004, the Company had 28 producing wells, all located in the Jamison/North Twenty Mile Fields in Wyoming. This field was acquired effective December 1, 2004.

The following is a table of the Company’s net Natural Gas and Crude Oil production and average selling price after royalties for the one month of production in Fiscal 2004:

Fiscal Year	Natural Gas (mcf)	Average Sales Price	Crude Oil (bbls)

2004	14,297	$6.01	None

The following is a list of all the wells in which the Company has an interest as of April 30, 2005.

	Production
	Natural Gas		Acreage (Net)
Project	Gross	Net	Developed	Undeveloped

Jamison/North Twenty Mile	28	27	1,481	None
NE Spotted Horse	71	69.3	2,905	3,415

Total	99	96.3	4,386	3,415

Sproule Associates Inc. (“Sproule”) of Denver, Colorado, in a report dated February 22, 2005, prepared an estimate of reserves on the Jamison/North Twenty Mile Fields for the Company as of December 31, 2004. The estimates using a constant price are as follows:

Reserves Category	Gross (MMcf)	Net (MMcf)

Proved Developed Producing	301.145	225.799
Proved Developed Non-Producing	0.000	0.000
Proved Undeveloped	327.558	245.603

Total Proved Producing and Undeveloped	628.703	471.402

Results of Operations

Fiscal Year 2004 Ended December 31, 2004 versus Fiscal Year 2002 Ended December 31, 2003 (Restated)

During the year, the Company shifted its focus from mineral exploration to petroleum exploration and production. The Argentina mineral exploration properties were sold, and an option agreement was signed on the Sadim Property under which a party could earn a 50% interest in the project from the Company. Subsequent to the year-end, the option agreement was terminated and the Company abandoned the property.

In Mongolia, the Company signed a 5-year Production Sharing Contract with the Petroleum Authority of Mongolia and entered into an exploration contract over a second block in Mongolia. In the United States, the Company was the successful bidder for two 5-year exploration leases in the Cook Inlet region of Alaska, and in December, a 100% working interest in the producing Jamison/North Twenty Mile coalbed methane fields was acquired for US$1.25 million.

The Net Loss of the year was ($1,438,986), or ($0.07) per share, compared to a Net Loss of ($216,626), or ($0.02) per share, in the prior year. The higher loss was due to a higher level of corporate activity as the management refocused the Company from mineral exploration to natural gas exploration and production. The Jamison/North Twenty Mile fields were acquired effective December 1, and revenue recorded from one month of production totaled $129,756. Direct Costs related to production totaled ($77,798), which included Electricity Charges of ($5,184), Gathering and Delivery Charges of ($48,302), and Depletion Expense of ($24,312). Operating Income totaled $51,958.

Expenses totaled ($1,206,998) compared to ($216,976) in fiscal 2003. Large changes in expenses occurred in Administration Fees, which rose to ($29,634) compared to zero in the prior year; Office and Miscellaneous of ($128,284) compared to ($10,966); and Wages and Benefits which rose to ($41,815) from zero as the Company added additional personnel and new offices to support its higher level of corporate activity and new projects. Consulting Fees rose to ($144,155) from ($5,223) which were related to the new natural gas projects acquired during 2004. Management Fees rose to ($87,500) from ($33,500) as management fees of $37,500 were paid to new President J. Scott Zimmerman since his appointment in October 2004, and higher management fees paid to a company controlled by former President and current Chief Administrative Officer Christopher Dyakowski rose from $3,000 per month to $5,000 per month. Property Evaluation expenses totaled ($151,376) compared to ($57,294), and higher Travel expenses of ($89,425) versus ($5,586) in 2003. The higher expense is due to the investigation of a greater number of petroleum projects for possible investment by the Company in 2004. Investor Relations increased to ($43,623) from ($7,727) and Advertising and Promotion rose to ($25,183) from ($1,563) as management spent additional funds to inform the investment community of its new direction. Stock-based Compensation, which is an expense related to the granting of stock options to employees, directors, and consultants, rose to ($344,100) as 900,000 stock options were granted during 2004, while the 2003 amount was revised to ($38,961) as the Company determined that the amount was overstated by ($272,729) due to an error in calculating the vesting terms of certain stock options. A portion of the Expenses totaling ($70,000) was reallocated to amounts capitalized in the Company’s oil and gas properties.

Other Items included a gain on Foreign Currency Adjustments of $5,952 due to favorable changes in foreign exchange rates; Gain on Disposal of Mineral Property of $860; and Loss from Write-down of Mineral Properties of ($290,758) as the Company wrote-off the entire capitalized acquisition and exploration amounts expended on the Sadim Property, which was abandoned subsequent to the end of the fiscal year.

Fiscal Year 2003 Ended December 31, 2003 (Restated) versus Fiscal Year 2002 Ended December 31, 2002

The Net Loss for the year was ($216,626), or ($0.02) per share, compared to a Net Loss of ($90,595), or ($0.01) per share, in the prior year. The amount of the loss for 2003 has been revised downward due to a reduction in the Stock-based Compensation Expense, which was caused by an error in calculating the vesting terms of certain stock options.

During the year, the Company concentrated on investigating new projects, particularly in the coalbed methane exploration sector, while disposing of or optioning its mineral exploration properties. The higher loss was largely due to costs related to the investigation of new exploration projects and consultant’s stock-based compensation. Property Evaluation costs rose to ($57,294) from ($6,695) as management investigated new projects, including the Mongolian coalbed methane project, where a production sharing agreement was signed with the Government of Mongolia subsequent to the year-end. Stock-based Compensation expense was ($38,961) compared to zero in the prior year. This amount was for stock options granted during the year to non-employee or director consultants, particularly those members of the recently appointed Technical Advisory Board who assisted the Company in finding and evaluating coalbed methane projects. Legal and Accounting Fees increased to ($34,578) from ($15,409) due to costs related to the private placement of common shares and new property agreements. Investor Relations expense was ($7,727) compared to zero in the prior year as Management initiated a program to inform the investment community and investors of the Company’s activities.

Fiscal Year 2002 Ended December 31, 2002 versus Fiscal Year 2001 Ended December 31, 2001

The Net Loss for the year totaled ($90,595), or ($0.01) per share, compared to a Net Loss of ($67,831), or ($0.01) per share, in the prior year. The higher loss was due to higher consulting fees, the write-down of a mineral property and Property Evaluation during 2002. Consulting Fees rose to ($13,950) from ($5,150) for project management as the Company conducted an exploration program on the Sadim Property; The Write-down of Mineral Properties was ($11,199) as the Company wrote-down the value of its Quebec diamond exploration properties to nominal value as no exploration has been conducted on the properties to date; Property Evaluation was ($6,695) as management investigated new properties for possible acquisition.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of funds since incorporation has been through the issuance of its common stock and the sale of common stock options and common stock share purchase warrants.  The Company began natural gas production in December 2004. Revenue from operations to date is not currently sufficient to meet the Company’s anticipated capital expenditures for 2005.

The Company’s common share issuances since inception is given below. All share amounts have been adjusted for the two-for-one forward stock split effective March 31, 2005.

Fiscal Year	Type of Issuance	Price (CDN $)	Number of Shares Issued	Gross Proceeds

2000	Prospectus Offering	$0.005	1,500,000	$ 7,500
	Prospectus Offering	$0.0375	1,886,664	70,750
	Initial Public Offering	$0.05	3,000,000	150,000

2001	Private Placement	$0.0375	266,666	$ 10,000
	Prospectus Offering	$0.125	4,000,000	500,000

2002	None

2003	Private Placement	$0.05	3,000,000	$ 150,000

2004	Private Placement	$0.125	3,976,000	$ 497,000
	Private Placement	$0.40	5,625,000	2,250,000
	Private Placement	$0.625	5,440,000	3,400,000
	Exercise of Options	$0.50	93,334	46,667
	Exercise of Warrants	$0.065	800,000	52,000
	Exercise of Warrants	$0.25	2,326,000	581,500
	Exercise of Warrants	$0.50	558,500	279,250
	Finders Fees		88,550

2005 to Date	Private Placement	$1.95	6,400,000	$12,480,000

The Company’s working capital position as of December 31, 2004 was $2,718,534. Subsequent to the end of the fiscal year, the Company completed the private placement of 6,400,000 common share (split-adjusted) units at a price of CDN $1.95 per unit. Each unit consisted of one common share and one transferable common share purchase warrant, with each warrant exercisable at a price of (split-adjusted) CDN $2.60 until February 24, 2007. As finders fees, the Company paid five registered securities dealers a total of $263,179.53 in cash and issued 165,996 units with the same terms as the units described above. The net proceeds from the offering totaled CDN $12,216,820 and were applied to the purchase of the North East Spotted Horse Field at a price of US$8,500,000, with the remainder to be used for exploration drilling, working capital, and possible future property interest acquisitions.

For Fiscal 2005, the Company is planning to continue exploration on its Mongolian coalbed methane projects, as well as beginning exploration on the Alaska licenses and Moose Mountain project in Saskatchewan. In Wyoming, a program of reworking existing wells is being conducted at the Jamison/North Twenty Mile Fields, and drilling of new wells in the undeveloped acreage will begin during the summer. At the North East Spotted Horse Field, the Company has made application with the required regulatory authorities to drill up to 84 new wells beginning in the second half of 2005.

Management anticipates raising additional funds through the private placement of common shares and/or the issuance of debt in order to meet its anticipated capital needs for the remainder of 2005 and 2006, which include work commitments of approximately US$4,000,000 over the next 4 years to maintain its Mongolian interests, as well as to pay approximately C$600,000 in work commitments on the Moose Mountain Project over the next 2 years. Management also intends to conduct a drill program at its Powder River Basin projects budgeted at $12,000,000 and drilling in Alaska budgeted at $500,000.  The Company is also investigating additional exploration and development projects for possible acquisition. If new project interests are acquired, the Company will require additional funds for acquisition and exploration and/or development of these new projects beyond its currently anticipated needs.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity are substantially determined by the cash flow from natural gas production at the Company’s producing projects, the success or failure of the Company's exploration programs, and any future acquisition of new project interests.

Fiscal Year Ended December 31, 2004

The Company’s Working Capital totaled $2,718,534 as of December 31, 2004 compared to $556,831 as of December 31, 2003. The increase in cash was due to $6,262,210 from the issuance of common shares for cash, as well as $20,000 received from the disposal of certain of the Company’s mineral property interests. The Company also began natural gas production in December 2004 through the acquisition of the Jamison/North Twenty Mile Fields in Wyoming and recorded one month of cash flow from natural gas sales.

Operating Activities used cash of ($302,072). The Net Loss for the year of ($1,438,986) was partially offset by Items Not Involving Cash of Amortization and Depletion of $41,074, Loss from the Write-down of Mineral Properties of $290,758 related to the abandonment of the Sadim Property, and Stock-based Compensation of $344,100 for stock options granted during the year. Changes in non-cash working capital items included a increases in Accounts Receivable of ($129,756), GST Recoverable of ($26,521), Deposits and Prepayments of ($66,900), Due to Related Parties of $11,982, and Accounts Payable of $673,037.

Financing Activities provided cash of $6,405,010. Issuance of Common Shares for Cash (net) provided cash of $6,262,210; Asset Retirement Obligation provided $95,300; Proceeds from
Disposal of Mineral Properties provided cash of $20,000; and Share Subscriptions for Cash for amounts received for shares not yet issued provided cash of $27,500.  Investing Activities used cash of ($3,373,360), with the Acquisition of Capital Assets using cash of ($105,747) and Investment in Oil and Gas Properties using cash of ($3,373,360). The Company’s cash position as of December 31, 2004 was $3,210,145, which was an increase of $2,623,831 from the end of fiscal 2003.

During the year, the Company issued a total of 9,453,692 (pre-split) common shares for proceeds of $6,759,210, net of share issuance costs of ($347,207). 7,520,500 (pre-split) shares were issued in pursuant to private placements for proceeds of $6,147,000; 46,667 (pre-split) shares were issued pursuant to the exercise of stock options for proceeds of $46,667; 1,842,250 (pre-split) shares were issued pursuant to the exercise of stock purchase warrants for proceeds of $912,750; and 44,275 (pre-split) common shares were issued for Finders Fees.

Fiscal Year Ended December 31, 2003 (Restated)

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

Operating Activities used cash of ($110,924). The Net Loss for the year was ($216,626), but this was partially offset with the non-cash charge of $38,961 of stock-based compensation expense related to the granting of stock options. This amount was revised as the Company determined that the amount was originally overstated by ($272,729) due to an error in calculating the vesting terms of certain stock options. The Company also recorded Goods and Services (GST) Tax receivable of $7,281 and Mining Tax Credit receivable of $30,228 related to exploration expenditures on the Sadim Property which are eligible for refund under the British Columbia Mining Tax Credit program. Financing Activities provided cash of $647,000 due to the issuance of shares for cash and Share Subscriptions for cash which were issued subsequent to the close of the year-end. Investing Activities used cash of ($47,646), including Acquisition of Mineral Properties of ($9,141), which included the acquisition of properties in Argentina which were subsequently sold, and Deferred Exploration Costs of ($34,542). The Company’s cash position increased by $488,430 during the year.

During the year, the Company issued 1,500,000 (pre-split) common shares pursuant to a private placement at $0.10 per share for gross proceeds of $150,000.

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

Variation in Operating Results

The Company is presently exploring its certain of its properties for sufficient reserves to justify production, while natural gas is being produced from the Jamison/North Twenty Mile and North East Spotted Horse Fields in Wyoming. The Company’s revenue in future periods is expected to vary due to the price of natural gas as well as the amount of natural gas produced as new wells are drilled and begin producing and existing wells decline. The Company has entered into a hedging agreement for a portion of the Company’s natural gas production totaling 1 mmcf/d at a price of US$6.95 for one year.

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

The Company's financial statements are stated in Canadian (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as in Note 16 to the Company’s audited annual financial statements for the year ended December 31, 2004.

US GAAP Reconciliation with Canadian GAAP

In accordance with U.S. GAAP, costs related to acquisition and exploration activities on mineral properties are generally expensed, whereas under Canadian GAAP such costs are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis over proven and probable reserves, or until the properties are abandoned or sold, at which time the deferred costs are written off. As a result, acquisition and exploration costs have been expensed under US GAAP in the year such costs were incurred.

In accounting for Oil and Gas Properties, prior to January 2004 there were certain differences between the full cost method of accounting as applied in Canada and as applied under US GAAP. The principal difference was in the method of performing ceiling test evaluations under the full cost method of accounting rules. Effective January 2004, Canadian GAAP requires recognition and measurement processes to assess impairment of oil and gas properties using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation. In the measurement of the impairment, the future net cash flows of a cost center’s proved and probable reserves are discounted using a risk-free interest rate. For US GAAP purposes, future net cash flows from proved reserves using period-end, non-escalated prices and costs, are discounted to present value at 10% per annum and compared to the carrying value of oil and gas properties.

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

Tabular Disclosure of Contractual Arrangements

The Company’s exploration property agreements are farm-in and/or lease agreements which only require the Company to provide funds as long as the Company remains in such agreements. If the Company withdraws from such agreements, they would have no further contractual payments due.

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of April 18, 2005 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada except J. Scott Zimmerman, who is a resident and citizen of the United States.

Table No. 5

Directors

  Date First

Name                                                         Age                                      Elected/Appointed

Christopher Dyakowski (1)	53	May 15, 2000
Michael O’Byrne (1)	44	September 30, 2003
Robert Penner (1)	61	January 4, 2005
Craig Steinke	47	April 18, 2005
J. Scott Zimmerman	48	August 9, 2004

(1)

Member of the Audit Committee

Table No. 6 lists, as of April 18, 2005, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  Christopher Dyakowski and Carmen Etchart are citizens and residents of Canada; J. Scott Zimmerman and Paul Wiesner are citizens and residents of the United States.

Table No. 6

Executive Officers

                                                                                                                                    Date of

Name                                           Age                   Position                                     Appointment

J. Scott Zimmerman	48	President	October, 2004
Paul Wiesner	40	Chief Financial Officer	March, 2005
Christopher Dyakowski	53	Chief Administrative Officer	May, 2000
Carmen Etchart	39	Corporate Secretary	May, 2004
Keith Knapstad	43	Vice-President, U.S. Operations	April, 2005

J. Scott Zimmerman serves as President and a Director. He is a Petroleum Engineer and member of the Society of Petroleum Engineers. He graduated from Texas Tech University with a BS in Petroleum Engineering in 1979. Mr. Zimmerman has spent 20 years specializing in coalbed methane gas exploration and production in the Rocky Mountain Region. He is a former Senior Production & Reservoir Engineer with Amoco Production Company and was Vice-President, Energy Sector, for J.M. Huber. Prior to his appointment with Storm Cat, he was Vice-President of Operations and Engineering for Evergreen Resources, a developer of coalbed natural gas, since January 2002. Mr. Zimmerman devotes 100% of his time to the Company’s affairs.

Paul Wiesner is the Company’s Chief Financial Officer. Mr. Wiesner has over 20 years of experience in financial management, including 13 years in the oil and gas industry for upstream and midstream companies with financial responsibilities ranging from Analyst to Vice-President, Finance. Before joining Storm Cat, he was Chief Financial Officer for NRT Colorado Inc., a corporation with over 150 employees in 20 locations. Mr. Wiesner holds a BA in Economics from Claremont McKenna College and an MBA from the MIT Sloan School of Management, and devotes approximately 100% of his time to the Company’s affairs.

Christopher Dyakowski is the Company’s former President and Chief Financial Officer and currently serves as Chief Administrative Officer and as a Director. Mr. Dyakowski is a mining exploration geologist and consultant and has practiced in the profession since 1975 after receiving a Bachelor of Science (Geology) from the University of British Columbia in 1975. He has been a member of the Association of Professional Engineers and Geoscientists of British Columbia since 1992.  Mr. Dyakowski currently serves as a Director of San Telmo Energy, a public oil and gas company traded on the TSX Venture Exchange and the US OTC Bulletin Board; as President and as a Director of Leroy Ventures, a public mineral exploration company traded on the TSX Venture Exchange; and as President of Max Investments, a private investment company. Mr. Dyakowski devotes approximately 50% of his time to the Company’s affairs.

Carmen Etchart serves as Corporate Secretary. Ms. Etchart has a background in administration, management and special event planning & execution. For the past 20 years, she has worked both in Canada and Internationally in a variety of industries, including charity event planning and fundraising, public service, construction, property management and railway manufacturing. Ms. Etchart devotes approximately 5% of her time on Company affairs.

Craig Steinke is Chairman of the Board and leads acquisitions and corporate finance for the Company. Mr. Steinke is one of the founding shareholders of the Company, and before being named a Director and Chairman, he served as a Consultant to the Company. He initiated and successfully negotiated the Company’s Petroleum Sharing Contract with the Petroleum Authority of Mongolia. Educated as a Petroleum Landman, Mr. Steinke founded Reconnaissance Energy in 1994, a company which specializes in oil and gas property acquisition and corporate finance. He has founded and served as Chief Executive Officer and as a Director of various Canadian junior oil & gas exploration and production companies. His primary focus has been the Canadian unconventional oil & gas industry. Mr. Steinke devotes approximately 15% of his time on the Company’s affairs.

Michael O’Byrne serves as a Director. Mr. O’Byrne has been involved in the oil and gas business for over 10 years as a Landman, Land Manager and Vice-President, Land. He has been President of OMJ Land Services Ltd. specializing in preparation of Joint-venture documentation and other areas of oil and gas administration. He is currently Vice-President, Land for Golden Eagle Energy Ltd. and Chaperon Energy, private oil and gas companies, and as a Director and Principal of White Max Energy, Ltd., a private oil & gas production company. Mr. O’Byrne devotes approximately 5% of his time to the Company’s affairs.

Robert Penner serves as a Director. Mr. Penner is a Chartered Accountant and a recently retired senior tax partner with KPMG. He has over 35 years of public accounting experience, and specialized in advising clients on Canadian and International tax matters, with a particular emphasis on the taxation and financing of oil and gas and natural resource projects. He is a member of the Canadian Institute of Chartered Accountants, Institute of Chartered Accountants of Alberta and Manitoba, Canadian Petroleum Tax Society, and the Canadian Tax Foundation. He currently serves as a director of Sustainable Energy Technology Ltd, a manufacturer of energy converters traded on the TSX Venture Exchange, and as a director of Terra Energy, a Canadian oil and gas production company traded on the TSX Venture Exchange. Mr. Penner devotes approximately 5% of his time to the Company’s affairs.

Keith Knapstad has a strong managerial and operational background, most recently as Manager Powder River Basin Assets for J. M. Huber Corporation; a privately held corporation with extensive unconventional resource holdings. Prior to Huber, Keith worked for Marathon Oil Company/Pennaco Energy in the Rocky Mountain region managing a multi-disciplined team responsible for engineering and development of various Rocky Mountain producing areas. Mr. Knapstad received a BS in Petroleum Engineering from Montana Tech in 1984.

There are no family relationships between any two or more Directors or Executive Officers. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

COMPENSATION

The Executive Officers and Directors of the Company received compensation in the amounts shown in the following table during the last 3 fiscal years:

Table Number 7

Compensation of Officers and Directors

Annual Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Stock Options Granted

J. Scott Zimmerman President and CEO	2004	Nil	Nil	$ 37,606	450,000

Christopher Dyakowski (1) (2) Chief Administrative Officer and Director; Former President and Chief Financial Officer	2004 2003 2002	$50,000 $33,500 $30,000	Nil Nil Nil	$ 1,000 Nil $ 32,947	Nil 100,000 Nil

Michael O’Byrne Director	2004 2003	Nil Nil	Nil Nil	$16,231 Nil	130,000 270,000

Carmen Etchart Corporate Secretary	2004	Nil	Nil	Nil	70,000

Sandra Morton Former Corporate Secretary	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Craig Steinke Chairman and Consultant	2004 2003	Nil Nil	Nil Nil	$206,597 Nil	130,000 270,000

Ronald Husband Former Director	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

William Schmidt Former Director	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	$ 7,293 $ 18,885 $ 4,944	Nil Nil Nil

Robert Bereskin, Former Director and Consultant	2004 2003	Nil Nil	Nil Nil	$54,036 Nil	100,000 100,000

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

During Fiscal 2003, ended 12/31/04 no Director and/or Executive Officer received and/or accrued compensation (cash or otherwise) in excess of US$60,000 except as listed above.

No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company for Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Board Practices

The Company’s directors are elected annually and hold office until the next annual general meeting of shareholders or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. Storm Cat’s next annual meeting is scheduled for June 23, 2005.

The Board of Directors currently has the Audit Committee as its sole committee. The members of the Audit Committee do not have any fixed terms for holding their positions, are appointed by and may be replaced by the Board of Directors. Committee members do not receive any separate or additional remuneration for acting as members of the committee. The Audit Committee is currently comprised of Michael O’Byrne, Robert Penner, and Chris Dyakowski. It has the responsibility of reviewing with management and Storm Cat’s independent auditors the annual financial statements and related footnotes, management's discussion and analysis and the annual information form, all for recommending their approval by the Board of Directors.

A charter for the audit committee has been proposed for shareholder approval at the Annual & Special Meeting of Shareholders scheduled for June 23, 2005.

Staffing

As of April 30, 2005, the Company had 10 full time employees and three Executive Officers.

Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 8 lists, as of April 20, 2005, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group

Table No. 8

Shareholdings of Directors and Executive Officers

Title Of Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class #

Common	J. Scott Zimmerman (1)	1,361,500	3.03%
Common	Christopher Dyakowski (2)	678,100	1.51%
Common	Paul Wiesner (3)	None	0.00%
Common	Carmen Etchart (4)	41,836	0.09%
Common	Craig Steinke (5)	2,519,548	5.59%
Common	Michael O’Byrne (6)	399,500	0.89%
Common	Robert Penner (7)	None	0.00%
Common	Keith Knapstad (8)	None	0.00%

	Total Directors/Officers	5,000,484	10.82%

(1)

300,000 of these shares represent currently exercisable share purchase options. An additional 600,000 options have been granted to Mr. Zimmerman but have not yet vested.

(2)

137,500 of these shares represent currently exercisable share purchase options. An additional 12,500 options have been granted to Mr. Dyakowski but have not yet vested.

(3)

200,000 share purchase options have been granted to Mr. Wiesner but have not yet vested.

(4)

35,836 of these shares represent currently exercisable share purchase options. An additional 34,164 options have been granted to Ms. Etchart but have not yet vested.

(5)

410,000 of these shares represent currently exercisable share purchase options. An additional 87,500 options have been granted to Mr. Steinke but have not yet vested.

(6)

312,500 of these shares represent currently exercisable share purchase options. An additional 87,500 options have been granted to Mr. O’Byrne but have not yet vested.

(7)

100,000 share purchase options have been granted to Mr. Penner but have not yet vested.

(8)

200,000 share purchase options have been granted to Mr. Knapstad but have not yet vested.

# Based on 44,699,060 shares of common stock outstanding as of 4/15/05 and stock options exercisable within 60 days held by each beneficial holder.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly-owned corporation, the shares of which are owned by Canadian residents and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 9 lists, as of 4/15/05, persons and/or companies holding 5% or more beneficial interest in the Registrant's outstanding common stock.

Table No. 9

5% or Greater Shareholders

Title of Class	Name and Address Of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Craig Steinke (1)	2,519,548	5.59%

(1)

410,000 of these shares represent currently exercisable share purchase options. An additional 87,500 options have been granted to Mr. Steinke but have not yet vested.

The Company’s major shareholders have no different voting rights than any other shareholders.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

J. Scott Zimmerman, President and a Director, receives compensation for management services. During the year ended 12/31/04, Mr. Zimmerman received $37,606 for management services.

Christopher Dyakowski, Chief Administrative Officer and a Director, controls Max Investments, a private investment company which provides management services to the Company under a management contract. During the year ended 12/31/04 the Company paid Max Investments $50,000 (2003 - $33,500; 2001 - $30,000) for management services. Max Investments also provides project management and field supervision fees to the Company on an as needed basis. During the year ended 12/31/04, the Company paid Max in the amount of $Nil (2003 - $Nil; 2002 - $32,947) for these services.

William Schmidt, a former Director, is a principal of Hemsworth, Schmidt, a law firm which provides legal work to the Company. During the year ended 12/31/04, the Company paid Hemsworth, Schmidt $7,263 (2003 - $18,885; 2002 - $4,944) in legal fees.

Craig Steinke, Chairman, was paid $6,110 for Property Evaluation and $200,487 was paid to Reconnaissance Energy for Consulting Fees, a private company owned by Craig Steinke, during 2004.

Carmen Etchart, Corporate Secretary, was paid Administrative Fees of $29,634 during 2004.

Robert Bereskin, former Director, was paid Consulting Fees of $54,036 during 2004.

Michael O’Byrne, Director, was paid $16,231 for Property Evaluation during 2004.

On January 16, 2004, the Company reached an agreement with Avance Venture Corp. (now Santa Cruz Ventures) on an option agreement on the Company’s Sadim Property. William Schmidt, a former Director of the Company, serves as a Director of Santa Cruz, and Sandra Morton, former Corporate Secretary of the Company, serves as Corporate Secretary of Santa Cruz. The option agreement was subsequently terminated during Fiscal 2004.

On February 20, 2004, the Company reached an agreement with Delbrook Corporation (now Argentex Mining Corporation) to sell its interest in 5 mineral exploration properties in Argentina in exchange for $10,000 cash (received). Christopher Dyakowski, Chief Administrative Officer and a Director of Storm Cat, is the former President, CEO, CFO, Corporate Secretary and Director of Argentex.

Item 8.  Financial Information

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The Auditors’ Report of Amisano Hanson, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Item 9.  Offer and Listing of Securities

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange ("TSX") in Vancouver, British Columbia, Canada under the trading symbol "SME" and CUSIP #862168101.  The Company's common shares commenced trading on the Canadian Venture Exchange (now the TSX Venture Exchange) on November 15, 2001 under the name “Toby Ventures”. The change of name to Storm Cat Energy was completed on January 30, 2004 with no consolidation of capital. On March 31, 2005, a two-for-one forward stock split of the Company’s common stock became effective. The closing price of the Company’s common stock was $1.96 on April 30, 2005.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the CDNX for shares of the Company's common stock for the most recent 6 months, the last 13 fiscal quarters and the last 4 fiscal years since the commencement of trading.

Table No. 10

TSX Venture Exchange Stock Trading Activity

                                                                                    - Sales -

  Period                                                                  Canadian Dollars *

  Ended                                                      High                Low          Closing

April 2005	$3.88	$1.78	$1.96
March 2005	$2.60	$1.15	$1.375
February 2005	$2.925	$2.31	$2.46
January 2005	$3.25	$2.25	$2.96
December 2005	$2.745	$1.26	$2.70
November 2005	$1.60	$0.74	$1.40

Three Months Ended 3/31/05	$3.25	$1.15	$1.375

Three Months Ended 12/31/04	$2.745	$0.525	$2.70
Three Months Ended 9/30/04	$0.60	$0.43	$0.525
Three Months Ended 6/30/04	$0.81	$0.375	$0.50
Three Months Ended 3/31/04	$0.65	$0.275	$0.54

Three Months Ended 12/31/03	$0.425	$0.13	$0.395
Three Months Ended 9/30/03	$0.175	$0.05	$0.13
Three Months Ended 6/30/03	$0.10	$0.075	$0.075
Three Months Ended 3/31/03	$0.15	$0.095	$0.135

Three Months Ended 12/31/02	$0.125	$0.05	$0.125
Three Months Ended 9/30/02	$0.10	$0.07	$0.07
Three Months Ended 6/30/02	$0.11	$0.085	$0.085
Three Months Ended 3/31/02	$0.13	$0.09	$0.09

Fiscal Year Ended 12/31/04	$2.745	$0.275	$2.70
Fiscal Year Ended 12/31/03	$0.425	$0.05	$0.395
Fiscal Year Ended 12/31/02	$0.13	$0.05	$0.125
Fiscal Year Ended 12/31/01	$0.145	$0.115	$0.13

* All per share prices have been adjusted for a two-for-one forward stock split effective March 31, 2005.

Table No. 11 lists, as of May 19, 2005, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table 11

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/Share	Expiration Date

1,185,000	$0.50 or $0.625	October 18, 2005 April 18, 2006
700,000	$0.065	October 21, 2005
560,000	$0.775	November 10, 2005
1,462,200	$0.775	December 17, 2005
6,380,000	$2.60	February 24, 2007
Total 10,287,200

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

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market, and the Montreal Exchange, which is Canada’s market for derivatives products.

The TSX-V currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX-V is located in Calgary and the operations office is located in Vancouver.

The TSX-V is a self-regulating organization owned and operated by the TSX Group, a public company traded on the TSX Exchange.

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

The market surveillance department issues TSX-V notices to inform the public of halts, suspensions, delistings, and other enforcement actions.  All TSX-V notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

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

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the TSX Exchange (Toronto Stock Exchange), the Toronto Futures Exchange and the Investment Dealers Association of Canada.

Shareholder Information

The Registrant's common stock is issued in registered form and the following information is from the Registrant's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8.

On 5/13/05, a search of the shareholders' list and US depository participants showed 2,488 United States shareholders holding 13,974,506 (post-split) common shares. Refer to discussion below regarding holders of record of the Company's warrants

The Registrant is unaware of any active market in the United States for its common shares or warrants.  The Registrant's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

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

Item 10.  Additional Information

A. Share Capital

The authorized capital of the Company is an unlimited number of common shares. As of December 31, 2004, the end of the Company's last fiscal year, 32,560,714 (adjusted for the two-for-one forward stock split) common shares were outstanding.

The Company has financed its activities through the sale of equity capital. The timing of such sales was dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity or debt issuance in the next several years, as the Company does not expect to generate sufficient revenue from oil and gas operations to meet its anticipated expenditures during the current fiscal year.

The most recent financings are described in the following paragraphs. All share and per share amounts have been adjusted to reflect the Company’s two-for-one common stock split.

On November 15, 2001, the Company completed its Initial Public Offering by selling 4,000,000 common shares at a price of $0.125 per share. Agency Warrants were granted to the selling agent in the amount of 1,000,000 non-transferable share purchase warrants which grant the holder the right to purchase one share of common stock at a price of $0.125 per share until November 15, 2002.

In October 2003, the Company completed the private placement of 3,000,000 units at a price of $0.05 per unit for gross proceeds of $300,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.065 per share until October 21, 2005.

In January 2004, the Company completed the private placement of 3,876,000 units at a price of $0.125 per unit for gross proceeds of $484,500. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.25 per until January 16, 2005.

In May 2004, the Company closed the private placement of 3,750,000 common stock units at a price of $0.40 per unit for gross proceeds of $1,500,000. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable into one common share at a price of $0.50 until March 3, 2005. A finder’s fee of $42,240 was paid to an arm’s length party.

In October 2004, the Company closed the private placement of 1,875,000 common stock units at a price of $0.40 per unit for gross proceeds of $750,000. Each unit consisted of one common share and one common share warrant, with each warrant exercisable into one common share at a price of $0.50 until October 18, 2005, or at a price of $0.625 until April 18, 2006. Haywood Securities received 88,550 units as a Finders Fee, with each unit having the same terms and conditions as the units described above.

On November 10, 2004, the Company closed the private placement of 1,600,000 common stock units at a price of $0.625 per unit for gross proceeds of $1,000,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.775 until November 10, 2005.

On December 17, 2004, the Company closed the private placement of 3,840,000 common stock units at a price of $0.625 per unit for gross proceeds of $2,400,000. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable into one common share at a price of $0.775 until December 17, 2005. Haywood Securities as agent for the offering received cash commission of 8% of the gross proceeds ($192,000) and 576,000 broker’s warrants, with each broker’s warrant exercisable into one common share of the Company at a price of $0.775 until December 17, 2005.

On March 2, 2005, the Company closed the private placement of 6,400,000 common share units at a price of $1.95 per unit for gross proceeds of $12,480,000. Each unit consisted of one common share and one transferable common share purchase warrant, with each warrant exercisable into one common share at a price of $2.60 on or before February 24, 2007. As finders’ fees, the Company paid 5 registered securities dealers a total of $263,179.53 in cash payments and issued 165,996 finder’s fee units. Each finder’s fee unit consisted of one common share and one common share purchase warrant which is exercisable into one common share at a price of $2.60 on or before February 24, 2007.

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

The Escrow agreement, as prescribed by the Exchange, restricts the sale, assignment, hypothecation, and transfer of all escrowed shares without the prior written consent of the Exchange. Exchange Policy 2.4 states that the Exchange will generally only allow the transfer of escrowed shares to incoming principals of the Company. In the event of a bankruptcy or death of an escrow shareholder, the escrow agent may, with written notification to the Exchange, transmit such holders’ escrowed shares to the trustee in bankruptcy, executor, administrator or such other person as is legally entitled to become the registered owner of such shares. Escrowed shares which are transferred to a trustee in bankruptcy will remain in escrow subject to the applicable escrow agreement. Escrowed shares transferred upon death will be released from escrow to the applicable legal representative unless the Exchange objects to the transfer.

Escrowed shares may be released from escrow on the basis of 10% following the receipt of final notice from the Exchange that the Company has completed requirements for listing and 15% every six months after the initial release so that all escrowed shares will have been released three years after the completion of the listing. As of December 31, 2004, no common shares remained in escrow.

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

Common shares of exploration companies which are issued under the METC program are known as “Flow-Through” shares. During 2001, the Company issued 1,163,333 Flow-Through common shares for proceeds of $99,750. Under the sale, the Company distributed all proceeds received under the METC program to the purchasers of the Flow-Through shares.

Stock Options

Incentive Stock Options to purchase securities from Registrant are granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company adopted a new stock option plan on April 21, 2004. Under this Plan, the maximum number of Plan Shares that may be reserved for issuance is 1,762,933 (pre-split) common shares. Options may be granted from time to time, provided that incentive stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock.  The aggregate number of options granted to service providers conducting investor relations activities or to any one consultant in any 12-month period may not exceed 2% of the listed shares, without the prior consent of the TSX Venture Exchange. No incentive stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee.

Vesting of options is at the discretion of the Board. Under the Plan, the Company requires that options granted to Directors, Officers, and Employees employed by the Company for more than six months at the time the Option is granted will vest as follows:

a)  1/3 of the total number of options granted will vest after 6 months from the date of the grant;

b)  A further 1/3 of the total number of options granted will vest one year after the date of the grant;

c)  The remaining 1/3 of the total number of options granted will vest 18 months after the date of the grant.

Options granted pursuant to the Plan to an Employee who has been employed by the Company for a period of less than six months at the time the option is granted will vest as follows:

a) 1/3 of the total number of options granted will vest one year after the date of the grant;

b)  A further 1/3 of the total number of options granted will vest 18 months after the date of the grant;

c)  The remaining 1/3 of the total number of options granted will vest two years after the date of the grant.

Options granted to consultants retained by the Company pursuant to a short term contract or for a specific project with a finite term will be subject to such vesting provisions determined by the Board of Directors of the Company at the time the option commitment is made, subject to regulatory approval.

Options granted for Investor Relations activities will vest over a period of not less than 12 months, with 25% of the options granting vesting on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting.

At the Annual & Special meeting of shareholders scheduled to be held on June 23, 2005, management has proposed to amend and restate the stock option plan. The proposed changes include:

a)  To  change the maximum number of Common shares that may be reserved for issuance under the plan from a fixed number of 3,525,866 (post-split) common shares to 10% of the issued and outstanding common shares at the time of the grant;

b)  To allow for all outstanding and unvested options (except for options granted to consultants conducing investor relations activities) to be deemed to be fully vested without the need for any further action by the Company or the optionee in the event of a Sale of the Company.

The exercise prices for incentive stock options were determined in accordance with British Columbia Securities Commission guidelines and reflect the average closing price of the Company's common stock for the ten trading days on the TSX Venture Exchange immediately preceding the day on which the Directors granted and publicly announced the incentive stock options.

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of 4/15/05, as well as the number of options granted to Directors and all employees as a group.  The exercise price of the options is stated in Canadian Dollars.

Table No. 12

Stock Options Outstanding

                                                                         Number of Shares         Exer.                     Expiration

Name                                                                of Common Stock        Price                           Date

J. Scott Zimmerman	900,000	$0.50	August 25, 2009

Christopher Dyakowski	100,000	$0.30	November 28, 2008
Paul Wiesner	200,000	$1.945	March 16, 2010

Keith Knapstad	200,000	$2.69	April 15, 2010

Carmen Etchart	30,000 20,000 20,000	$0.50 $0.50 $1.275	March 2, 2009 August 25, 2009 December 6, 2009

Michael O’Byrne	270,000 130,000	$0.30 $0.50	November 28, 2008 March 2, 2008

Robert Penner	100,000	$2.85	January 7, 2010

Craig Steinke	270,000 150,000	$0.30 $0.50	November 28, 2008 March 2, 2008
Total Officers/Directors (7 persons)	2,190,000
Total Employees/Consultants (11 persons)	839,998
Total Officers/Directors/ Employees/Consultants	3,029,998

Memorandum and Articles of Association

The Corporation was incorporated under the laws of the Province of British Columbia on May 15, 2000 pursuant to the Company Act of British Columbia.  The Company adopted new Articles of Incorporation under the Business Corporations Act of British Columbia on May 21, 2004.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under Article 17, a director must disclose the nature of any conflict and is not allowed to vote on any contract or transaction in which the director is in any way directly or indirectly interested unless all directors have a disclosable interest in such contract or transaction.

Article 8 addresses the borrowing powers of the directors. The borrowing powers are summarized as follows:

The Directors may, from time to time on behalf of the Company:

a.

borrow money in such manner and amount, on such security from such sources and upon such terms and conditions as they think fit;

b.

issue bonds, debentures, or other debt instruments either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c.

Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

d.

Mortgage, charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A Director need not be a shareholder of the Company, although the Director must be qualified as required under the Business Corporations Act.

Article 21 provides for the mandatory indemnification of Directors and Former Directors. Subject to the Business Corporations Act, the Company must indemnify a director, former director, or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

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

Article 9 allows the Company to alter its Authorized Share Structure by::

a)  Create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

b)  increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

c)  Subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

d)  If the Company is authorized to issue shares of a class of shares with par value, to decrease the par value of those shares, or if none of the shares in that class of shares are allotted or issued, increase the par value of those shares.

e)  Change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

f)  Alter the identifying name of any of its shares;

g) Otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission are described in Article 10 of the Company’s bylaws.  These conditions are summarized as follows:

Annual Meeting. An annual general meeting shall be held once in every calendar year at such time and place as determined by the Directors, but not more than 15 months after the holding of the last preceding annual general meeting.

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

Statement by Experts

The Company’s auditor for the fiscal years ended December 31, 2004, 2003 and 2002 is Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver, British Columbia, Canada, V6C 3T7. Their audit report is included with the related financial statements in this annual report. The Company’s auditor for Fiscal years 2001 and 2000 ended December 31 was J.A. Minni & Associates Inc., Certified General Accountant, of Suite 1104 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

Mr. Robert Penner serves as the Audit Committee Financial Expert. Mr. Penner is a Chartered Accoutant and a recently retired senior tax partner with KPMG. He has extensive experience with public accounting and financial matters, particularly with public oil and gas companies. He is a member of the Canadian Institute of Chartered Accountants, Institute of Chartered Accountants of Alberta and Manitoba, Canadian Petroleum Tax Society, and the Canadian Tax Foundation.

Item 16B.  Code of Ethics

The Company does not currently have a code of ethics. However, management is studying the adaptation of such codes for the 2005 fiscal year.

Item 16C.  Principal Accountant Fees and Services

Amisano Hanson, Chartered Accountants, audited the Company’s financial statements for the years ended December 31, 2004 and 2003.

Amisano Hanson received the following payments for its services in those years:

	Fiscal Year 2004	Fiscal Year 2003

Audit Fees	$38,450	$7,450
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

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

Audited Financial Statements

Auditor's Report, dated April 8, 2005.

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting

   Difference, dated April 8, 2005.

Balance Sheets at December 31, 2004, December 31, 2003, December 31, 2002.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002 and Cumulative, inception to December 31, 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002, and Cumulative, inception to December 31, 2004.

Notes to Consolidated Financial Statements

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS (CONT.)

Exhibits: (all previously filed)

1. Certificate of Incorporation, Certificates of Name Change Articles of Incorporation and By-Laws
2. Instruments defining the rights of holders of the securities being registered

3. Voting Trust Agreements – N/A

4. Material Contracts

A. Award Notice for the Alaska Oil and Gas leases dated December 15, 2004;

B  Recording of the Company’s Alaska Leases;

C.  Agreement for the purchase of Palo Petroleum Inc. and Paso Gaso Pipeline;

D.  First Agreement between the Company and the Petroleum Authority of Mongolia;

E.  Second Agreement between the Company and the Petroleum Authority of Mongolia;

F.  Copy of the Agreement with Golden Eagle;

G.  Recording of the Company’s Wyoming Leases;

I.  Charter of the Audit Committee

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of subsidiaries – N/A

STORM CAT ENERGY CORPORATION
(An Exploration Stage Company)
REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Stated in Canadian Dollars)

A PARNTERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

Storm Cat Energy Corporation

We have audited the consolidated balance sheets of Storm Cat Energy Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, cash flows and shareholders’ equity for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements presents fairly, in all material respects, the financial position of Storm Cat Energy Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

The consolidated statement of shareholders equity as at December 31, 2001 were audited by other auditors who expressed an opinion without reservation on that statement in their report dated April 16, 2002.

Vancouver, Canada

“AMISANO HANSON”

April 8, 2005

Chartered Accountants

COMMENTS BY AUDITORS FOR U. S. READERS ON CANADA-U.S REPORTING CONFLICT

The Standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements and changes in accounting principles that have been implemented in the consolidated financial statements. As discussed in Note 3 to the accompanying consolidated financial statements, the Company changed its method of accounting for stock-based Compensation (CICA Handbook Section 3870). Our report to the shareholders dated April 8, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such a change in accounting policy in the Auditors’ Report when the change in accounting policy is properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada

“AMISANO HANSON”

April 8, 2005

Chartered Accountants

750 WEST PENDER STREET, SUITE 604

TELEPHONE: 604-689-0188

VANCOUVER CANADA

FACSIMILE: 604-689-9773

V6C 2T7

E-MAIL:

amishan@telus.net

STORM CAT ENERGY CORPORATION
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Stated in Canadian Dollars)

ASSETS	2004	(Restated Note 15) 2003

Current
Cash	$ 3,210,145	$ 586,314
Accounts receivable	129,756	-
GST recoverable	35,438	8,917
Deposits and prepayments	66,900	-
Mining tax credit receivable	-	286
	3,442,239	595,517
Equipment – Note 4	94,058	5,073
Mineral properties – Note 5	-	309,612
Oil and gas properties – Note 6 and Schedule 1	3,380,744	31,696

	$ 6,917,041	$ 941,898

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 8	$ 709,749	$ 36,712
Due to related parties – Note 8	13,956	1,974

	723,705	38,686
Asset retirement obligation	95,300	-

	819,005	38,686
SHAREHOLDERS’ EQUITY

Common stock, without par value – Notes 7, 8 and 12
Unlimited common shares authorized
16,280,357 (2003: 6,826,665) common shares outstanding	7,562,437	770,593
Share subscriptions – Note 7	27,500	497,000
Contributed surplus	367,589	38,961
Deficit accumulated during the exploration stage	(1,859,490)	(403,342)

	6,098,036	903,212

	$ 6,917,041	$ 941,898
Commitments – Notes 6, 7, 11 and 12
Subsequent Events – Notes 7 and 12

APPROVED BY THE DIRECTORS:

“Christopher Dyakowski”

Director

“Scott Zimmerman”

Director

STORM CAT ENERGY CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2004, 2003 and 2002
(Stated in Canadian Dollars)

	2004	(Restated – Note 15) 2003	2002
Revenue	$ 129,756	$ -	$ -
Direct Costs Electricity charges	5,184	-	-
Gathering and delivery charges	48,302	-	-
Depletion	24,312	-	-
	77,798	-	-
Operating Income	51,958	-	-
Expenses Administration fees – Note 8	29,634	-	-
Advertising and promotion	25,183	1,563	713
Amortization	2,845	1,152	585
Consulting fees – Note 8	144,155	5,223	13,950
Interest and bank charges	1,740	74	3
Investor relations	43,623	7,727	-
Legal and accounting fees – Note 8	160,418	34,578	15,409
Management fees – Note 8	87,500	33,500	30,000
Office and miscellaneous	128,284	10,966	4,682
Property evaluation – Note 8	151,376	57,294	6,695
Stock-based compensation – Note 7	344,100	38,961	-
Transfer agent and regulatory fees	26,900	20,352	7,528
Travel	89,425	5,586	-
Wages and benefits	41,815	-	-
	1,276,998	216,976	79,565
Less: amount reallocated to oil and gas properties	(70,000)	-	-
	1,206,998	216,976	79,565
Loss before other items	(1,155,040)	(216,976)	(79,565)
Other items Foreign currency adjustments	5,952	-	-
Interest income	-	351	169
Gain on disposal of mineral property – Note 8	860	-	-
Loss from write-down of mineral properties – Note 5	(290,758)	(1)	(11,199)
Net loss for the year	$ (1,438,986)	$ (216,626)	$ (90,595)
Basic and diluted loss per share	$ (0.07)	$ (0.02)	$ (0.01)
Weighted average number of shares outstanding – Note 12(a)	21,455,630	11,236,892	10,653,332

STORM CAT ENERGY CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2004, 2003 and 2002
(Stated in Canadian Dollars)

		(Restated – Note 15)
	2004	2003	2002
Operating Activities Net loss for the year	$ (1,438,986)	$ (216,626)	$ (90,595)
Items not involving cash: Amortization and depletion	41,074	1,152	585
Gain on disposal of mineral property	(860)	-	-
Loss from write-down of mineral properties	290,758	1	11,199
Stock-based compensation	344,100	38,961	-
Changes in non-cash working capital items: Accounts receivable	(129,756)	-	-
GST recoverable	(26,521)	7,281	(8,157)
Deposits and prepayments	(66,900)	-	-
Mining tax credit receivable	-	30,228	(30,514)
Advances and repayment	-	-	35,208
Accounts payable and accrued liabilities	673,037	28,234	3,684
Due to related parties	11,982	(155)	(374)
	(302,072)	(110,924)	(78,964)
Financing Activities Asset retirement obligation	95,300	-	-
Issue of shares for cash (net)	6,262,210	150,000	-
Proceeds from disposal of mineral properties	20,000	-	-
Shares subscriptions for cash	27,500	497,000	-
	6,405,010	647,000	-
Investing Activities Oil and gas properties	(3,373,360)	(31,696)	-
Acquisition of mineral properties	-	(11,987)	(163,482)
Acquisition of capital assets	(105,747)	(3,963)	(1,792)
Reclamation bond	-	-	5,086
	(3,479,107)	(47,646)	(160,188)
Increase (decrease) in cash during the year	2,623,831	488,430	(239,152)
Cash, beginning of the year	586,314	97,884	337,036
Cash, end of the year	$ 3,210,145	$ 586,314	$ 97,884
Supplemental disclosure of cash flow information Cash paid for: Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

STORM CAT ENERGY CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
For the period May 15, 2000 (date of Inception) to December 31, 2004
(Stated in Canadian Dollars)

		Common Stock		Share Subscriptions	(Restated - Note 15) Contributed Surplus	(Restated Note 15) Deficit Accumulated During the Exploration Stage	Total
		Shares	Amount
Issuance of shares for cash:
- pursuant to a prospectus	- at $0.01	750,000	$ 7,500	-	-	$ -	$ 7,500
- pursuant to a prospectus	- at $0.075	943,332	70,750	-	-	-	70,750
- pursuant to a prospectus	- at $0.10	1,500,000	150,000	-	-	-	150,000
Net loss for the period ended December 31, 2000		-	-	-	-	(28,290)	(28,290)
Balance, December 31, 2000		3,193,332	228,250	-	-	(28,290)	199,960
Issuance of shares for cash: - pursuant to a private placement	- at $0.075	133,333	10,000	-	-	-	10,000
- pursuant to a prospectus	- at $0.25	2,000,000	500,000	-	-	-	500,000
Share issuance costs		-	(117,657)	-	-	-	(117,657)
Net loss for the year ended December 31, 2001		-	-	-	-	(67,831)	(67,831)
Balance, December 31, 2001		5,326,665	620,593	-	-	(96,121)	524,472
Net loss for the year ended December 31, 2002		-	-	-	-	(90,595)	(90,595)
Balance, December 31, 2002		5,326,665	620,593	-	-	(186,716)	433,877
Issuance of shares for cash:				-	-	-	-
- pursuant to a private placement	- at $0.10	1,500,000	150,000	-	-	-	150,000
Shares subscribed for cash		-	-	497,000		-	497,000
Non-cash compensation charge - Note 15		-	-	-	38,961	-	38,961
Net loss for the year ended December 31, 2003		-	-	-	-	(216,626)	(216,626)
Balance, December 31, 2003		6,826,665	770,593	497,000	38,961	(403,342)	903,212

STORM CAT ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the period May 15, 2000 (date of Inception) to December 31, 2004

(Stated in Canadian Dollars)

	Common	Stock	Share	(Restated - Note 15) Contributed Surplus	(Restated - Note 15) Deficit Accumulated During the Exploration Stage
	Shares	Amount	Subscriptions			Total

Adjustment for stock-based compensation - Note 3	-	-	-	17,162	(17,162)	-
Issuance of shares for cash: - pursuant to a private placement - at $0.25	1,988,000	497,000	(497,000)	-	-	-
- pursuant to a private placement - at $0.80	2,812,500	2,250,000	-	-	-	2,250,000
- pursuant to a private placement - at $1.25	2,720,000	3,400,000	-	-	-	3,400,000
- pursuant to stock options exercised - at $1.00	46,667	46,667	-	-	-	46,667
- pursuant to warrants exercised - at $0.13	400,000	52,000	-	-	-	52,000
- pursuant to warrants exercised - at $0.50	1,163,000	581,500	-	-	-	581,500
- pursuant to warrants exercised - at $1.00	279,250	279,250	-	-	-	279,250
Share issuance costs	-	(347,207)	-	-	-	(347,207)
Finders fees	44,275	-	-	-	-	-
Shares subscribed for cash	-	-	27,500	-	-	27,500
Transfer from contributed surplus on stock options exercised	-	32,634	-	(32,634)	-	-
Non-cash compensation charge	-	-	-	344,100	-	344,100
Net loss for the year ended December 31, 2004	-	-	-	-	(1,438,986)	(1,438,986)
Balance, December 31, 2004	16,280,357	$ 7,562,437	$ 27,500	$ 367,589	$(1,859,490)	$6,098,036

SEE ACCOMPANYING NOTES

STORM CAT ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OIL AND GAS PROPERTIES

for the years ended December 31, 2004 and 2003

(Stated in Canadian Dollars)

		2004		2003
	Mongolia Leases	United States Leases	Total
Balance, beginning of the year	$ 31,696	$ -	$ 31,696	$ -
Property Acquisition Costs	163,598	1,726,886	1,890,484	-

Deferred Exploration Costs
Amortization of trucks and camp equipment
Camp and supplies	107,852	-	107,852	-
Drilling	600,237	-	600,237	-
Geological and geophysical services	284,598	-	284,598	-
Maintenance fees	150,364	-	150,364	-
Overhead	70,000	-	70,000	-
Project management and field supervision fees	68,590	-	68,590	31,696
Reclamation bond	-	30,975	30,975	-
Reports filing and field work	25,268	15,940	41,208	-
Transportation and accomodation	19,833	-	19,833	-
	1,340,661	46,915	1,387,576	31,696
Other: Asset retirement obligations	-	95,300	95,300	-
	1,535,955	1,869,101	3,405,056	31,696
Current year’s depletion of producing oil and gas properties	-	(24,312)	(24,312)	-
Balance, end of year	$ 1,535,955	$ 1,844,789	$ 3,380,744	$ 31,696
Unproved properties not included in depletion provision	$ 1,535,955	$ 978,875	$ 2,514,830	$ 31,696

STORM CAT ENERGY CORPORATION
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Stated in Canadian Dollars)

Note 1

Nature of Operations

The Company was incorporated on May 15, 2000 under the Company Act of British Columbia.

The Company is in the exploration stage and is publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. As at December 31, 2004, the Company is in the process of exploring its oil and gas properties in Mongolia and the United States of America and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for oil and gas properties are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

Note 2

Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 16, conform in all material respects with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Storm Cat Energy (Mongolia), a foreign company incorporated in Mongolia. All inter-company balances and transactions have been eliminated on consolidation. Storm Cat Energy (Mongolia) has the right of operating in Mongolia only for coal bed methanol exploration.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 2

Note 2

Summary of Significant Accounting Policies – (cont’d)

b)

Equipment

Equipment is recorded at cost. The Company provides for amortization of equipment using the declining balance method at the following annual rates:

Computer equipment	30%
Computer software	100%
Office equipment	20%
Trucks and camp equipment	30%

One-half of the amortization rates are taken on assets acquired during the year. Amortization on the trucks acquired for the work site and the equipment used on the site is included in oil and gas properties.

c)

Exploration Stage Company

The Securities and Exchange Commission’s Exchange Act Guide 7 “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the Company has not been referred to as being a development stage company.

d)

Mineral Properties

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

The mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties costs represent unamortized costs to date and do not necessarily reflect present or future values.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 3

Note 2

Summary of Significant Accounting Policies – (cont’d)

e)

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized on a country-by-country (cost centre) basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received are netted with oil and gas sales.

Prior to January 1, 2004, impairment of oil and gas properties was based on the amount by which a cost centre’s carrying value exceeded its undiscounted future net cash flows from proved reserves using period-end, non-escalated prices and costs, less an estimate for future general and administrative expenses, financing costs and income taxes.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 4

Note 2

Summary of Significant Accounting Policies – (cont’d)

e)

Oil and Gas Properties – (cont’d)

Effective January 2004, Accounting Guideline 16 “Oil and Gas Accounting – Full Cost” requires the recognition and measurement process to assess impairment of oil and gas properties. In the recognition of an impairment, the carrying value of a cost centre is compared to the undiscounted future net cash flows of that costs centre’s proved reserves using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation. If the carrying value is greater than the value of the undiscounted future net cash flows of the proved reserves plus the cost of unproved properties excluded from the depletion calculation, then the amount of the cost centre’s potential impairment must be measured. A cost centre’s impairment loss is measured by the amount its carrying value exceeds the discounted future net cash flows of its proved and probable reserves using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation and which contain no probable reserves. The net cash flows of a cost centre’s proved and probable reserves are discounted using a risk-free interest rate. The amount of the impairment loss is recognized as a charge to the results of operations and a reduction in the net carrying amount of a cost centre’s oil and gas properties.

f)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

g)

Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 5

Note 2

Summary of Significant Accounting Policies – (cont’d)

h)

Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate fair value because of the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i)

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

j)

General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

k)

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. The recording currency used in its oil and gas operations is the United States dollar.

Monetary assets and liabilities that are denominated in a foreign currency are translated at the exchange rate in effect at the period end and capital accounts are translated at historical rates. Income statement accounts are translated at the average rates of exchange prevailing during the period. Translation adjustments from the use of difference exchange rates from period to period are included in the statement of operations.

Transactions undertaken in currencies other than the functional currency of the entity are translated using the exchange rate in effect as of the transaction date.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 6

Note 2

Summary of Significant Accounting Policies – (cont’d)

l)

Asset Retirement Obligation

Effective for fiscal years commencing after January 1, 2004, asset retirement costs and liabilities associated with site restoration and abandonment of tangible long-lived assets are initially measured at a fair value which approximates the cost a third party would incur in performing the tasks necessary to retire such assets. The fair value is recognized in the financial statements at the present value of expected future cash outflows to satisfy the obligation (accretion expense) and the amortization of the asset retirement cost are recognized in the results of operations.

m)

Oil and Gas Revenue

Sales of oil and gas revenue are recognized in the period in which the product is delivered to the customer and the price is determinable, persuasive evidence of an arrangement exists and collectibility is reasonably assured.

Note 3

Change in Accounting Policy

Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to employees were not expensed.

The company has adopted the new policy on a retroactive basis with no restatement of prior periods. Accordingly on January 1, 2004, deficit and contributed surplus were each increased by $17,162 to account for share purchase option expense that would have been charged to operations in 2002 and 2003 with respect to employee share purchase options granted since January 1, 2002. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 7

Note 3

Change in Accounting Policy – (cont’d)

Stock-based Compensation – (cont’d)

Had the Company expensed the fair value of share purchase options in prior periods, the following pro forma amounts would have resulted:

2003

Net loss for the year as restated – Note 15	$ (216,626)
Stock-based compensation expense	(17,162)

Pro forma loss for the year	$ (233,788)

Pro forma basic and diluted loss per share	$ (0.02)

Note 4

Equipment

		2004
	Cost	Accumulated Depreciation	Net

Computer equipment	$ 14,250	$ 4,079	$ 10,171
Computer software	183	183	-
Office equipment	12,539	2,010	10,529
Trucks and camp equipment	86,303	12,945	73,358

	$ 113,275	$ 19,217	$ 94,058

		2003
	Cost	Accumulated Depreciation	Net

Computer equipment	$ 4,896	$ 1,725	$ 3,171
Computer software	183	91	92
Office equipment	2,449	639	1,810

	$ 7,528	$ 2,455	$ 5,073

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 8

	2004	2003

Property Costs
Sadim Property	$ -	$ 20,013
Argentina properties	-	9,140

	-	29,153

Deferred Exploration Costs
Sadim Property	-	280,459

	$ -	$ 309,612

Sadim Property

Pursuant to an agreement dated August 22, 2000, the Company was granted an option to acquire a 100% undivided interest in four mineral claims (Sadim 1, 2, 3, and 4) located in the Similkameen Mining Division, in British Columbia. The claims are subject to a 3% net smelter return royalty. As consideration, the Company paid $17,000. The Company abandoned the Sadim 2 mineral claim and subsequently restaked it as “Rum”, consisting of twelve units, at a cost of $2,472.

Pursuant to an option agreement dated January 16, 2004, the Company had agreed to grant Santa Cruz Ventures Inc. (“Santa”), a company related by way of a former director, an option to acquire a 50% undivided interest in the Sadim property. The Company received $10,000 on execution of a letter of intent and was to receive $10,000 on December 31, 2004 (in default).

Subsequent to December 31, 2004, the option agreement was terminated and management abandoned the property. As a result the Company wrote-off mineral property costs of $290,472 during the year ended December 31, 2004.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 9

Note 5

Mineral Properties – Note 8 – (cont’d)

Argentina Properties

During the year ended December 31, 2003, the Company obtained, by application, a 100% undivided interest in 5 properties in the Republic of Argentina.

Pursuant to an agreement dated February 20, 2004, with a company with a common director, the Company sold a 100% undivided interest in these properties for $10,000 (received).

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

Note 6

Oil and Gas Properties

Mongolia Leases

a)

During the year ended December 31, 2003, the Company incurred exploration costs related to the investigation of a proposed five-year production sharing contract with the Petroleum Authority of Mongolia. On February 26, 2004, the Company signed a Production Sharing Contract with the Petroleum Authority of Mongolia, which has been ratified by the Mongolian Government on May 5, 2004.

The Company has exclusive rights for conducting coal bed methane gas (“CBM”) operations in the petroleum areas in the South Gobi region of Mongolia. The agreement is for a five year term with the minimum commitment of US$4,800,000. As of December 31, 2004, the Company has spent $1,372,357 in deferred exploration cost.

The Government of Mongolia may extend the term of the exploration period at any phase of the exploration period, if the Company gives written notice within 30 days prior to the expiration of any phase.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 10

Note 6

Oil and Gas Properties – (cont’d)

Mongolia Leases – (cont’d)

As consideration, the Company is required to make the following payments:

i)

US$60,000 (paid) within sixty days after ratification of the contract with the Government of Mongolia;

ii)

US$40,000 (paid) training bonus in the current year and will pay the same amount per annum;

iii)

US$69,101 (paid) in taxes levied by the Government of Mongolia;

The Company shall pay a production bonus after average daily quantity of contract CBM for any calendar month.

The Company shall pay a royalty of 7.5% with respect to total production of CBM for each calendar quarter.

The Company shall pay US$20,000 annually within thirty days from the beginning of each contract year as a government assistance contribution.

The Company will share the production after reduction of the royalty and the cost of CBM for each calendar month with the Government of Mongolia based upon the average daily quantity for a given calendar month.

b)

On December 10, 2004, the Company entered into an exploration contract date with the Petroleum Authority of Mongolia for the purpose of acquiring a second exploration block, known as the Tsaidam Block, which is within close proximity to Ulaanbaatar, the Capital of Mongolia. The Tsaidam block is comprised of 5,536,893 acres of land. Pursuant to the agreement, the Company is required to spend US$300,000 on exploration work by December 31, 2005 to obtain the exclusive right and privilege to apply to the Petroleum Authority of Mongolia for a production sharing contract for any part(s) or all of the territory and lands within the contract area until June 30, 2006.

United States Leases

Wyoming Leases

During the year ended December 31, 2004, the Company acquired a 100% working interest before payout and 90% working interest after payout in 1,481 acres of the Jamison/North twenty Mile fields, located in Campbell County, Wyoming, USA. As consideration of the acquisition, the Company paid US$1.25 million.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 11

Note 6

Oil and Gas Properties – (cont’d)

United States Leases – (cont’d)

Alaska Leases

During the year ended December 31, 2004, the Company acquired two Petroleum and National Gas leases in the state of Alaska for $183,197.

Note 7

Share Capital – Notes 8 and 12

During the year ended December 31, 2004, the Company changed its authorized share capital to an unlimited number of common shares without par value.

a)

Shares Held In Escrow

At December 31, 2004, Nil (2003: 548,000) common shares were held in escrow by the Company’s transfer agent. These shares are released at a rate of 15% every six months after the initial release so that all escrowed shares will have been released three years after completion of the initial listing on the TSX Venture Exchange.

b)

Commitments:

Stock-based Compensation Plan

The Company has granted employees and directors and consultants common share purchase options. These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant.

A summary of the status of the stock option plan as of December 31, and changes during the years then ended is presented below:

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 12

Note 7

Share Capital –Notes 8 and 12 (cont’d)

b)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

	2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding and exercisable at beginning of year	605,000	$ 0.60	399,000	$ 0.25
Granted	900,000	$ 1.06	605,000	$ 0.60
Exercised	(46,667)	$ (1.00)	-	-
Expired/cancelled	(173,333)	$ (0.69)	(399,000)	$ (0.25)

Options outstanding at end of year	1,285,000	$ 0.89	605,000	$ 0.60
Options exercisable at end of year	432,917		75,625

At December 31, 2004, there are 1,285,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date

470,000	$0.60	November 28, 2008
245,000	$1.00	March 2, 2009
470,000	$1.00	August 25, 2009
100,000	$1.52	October 21, 2009
1,285,000

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 13

Note 7

Share Capital – Notes 8 and 12 – (cont’d)

b)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

The fair value of the stock-based compensation has been determined, using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk free rate	2.7%	3.0%
Dividend yield	0%	0%
Expected volatility	90.3%	223%
Weighted average expected stock option life	5 yrs	5 yrs

The weighted average fair value at the date of grant of the consultant and employee stock options granted were as follows:

	2004	2003
Weighted average fair value	$ 0.63	$ 0.74
Total options vested	547,292	75,625
Total fair value of options vested	$ 344,100	$ 56,123

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Stock-based compensation charges are expensed for stock options granted with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid on the exercise of stock options for the purchase of stock, together with the amount previously recognized in contributed surplus, is credited to share capital.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 14

Note 7

Share Capital – Notes 8 and 12 (cont’d)

b)

Commitments: – (cont’d)

Share Purchase Warrants

As at December 31, 2004, there are 5,213,025 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number of Shares	Exercise Price	Expiry Date
825,000	$0.50	January 16, 2005	2005
658,250	$1.00	May 4, 2005	2005
981,775	$1.00	October 18, 2005	2005
	or $1.25	April 18, 2005	2006
1,100,000	$0.13	October 21, 2005	2005
400,000	$1.55	November 10, 2005	2005
1,248,000	$1.55	December 17, 2005	2005
5,213,025

Share Subscriptions

As at December 31, 2004, the Company had received $27,500 in respect to the exercise of share purchase warrants. The warrants were subsequently exercised and 55,000 common shares were issued at $0.50 per share for $27,500.

Note 8

Related Party Transactions – Notes 5, 7, 11 and 12

The Company incurred the following charges with directors and officers of the Company, companies with common directors and a law firm which a director of the Company is a partner:

	2004	2003	2002
Administration fees	$ 29,634	$ -	$ -
Consulting fees	54,036	-	-
Legal and accounting fees	7,263	18,885	4,944
Management fees	87,500	33,500	30,000
Property evaluation	22,341	-	-
Deferred exploration costs: Transportation and accommodation	-	1,000	-
	$ 200,774	$ 53,385	$ 34,944

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 15

Note 8

Related Party Transactions –Notes 5, 7, 11 and 12 (cont’d)

During the year ended December 31, 2004, the Company recorded a gain on disposal of mineral property of $860 in respect to the sale of mineral properties to a company with a common director.

These charges were measured by the exchange amount agreed upon by the transacting parties.

As at December 31, 2004, accounts payable includes $45,772 (2003: $2,477) owing to officers of the Company and a law firm of which a former director of the Company is a partner.

The amount due to related parties is due to a director of the Company for reimbursements of expenses, is unsecured, non-interest bearing and has no fixed terms of repayment.

During the year ended December 31, 2004 certain directors and officers of the Company were issued 251,000 (2003: 50,000) common shares for total proceeds of $174,200 (2003: $5,000).

Note 9

Financial Instruments

Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its operations in Mongolia and in the United States of America. The Company monitors this exposure, but has no hedge positions. As at December 31, 2004, cash totalling $119,137 was held in US dollars and $997 in Mongolian Tugrog.

Note 10

Income Taxes

At December 31, 2004, the Company has accumulated non-capital losses totalling $1,204,285 which may be applied against future years taxable income. These losses expire as follows:

2007	$ 27,262
2008	90,606
2009	101,985
2010	199,707
2014	784,725

$ 1,204,285

At December 31, 2004, the Company also has incurred Canadian and foreign exploration and development expenses of $3,514,408 which may be applied against certain future taxable income at various rates per year.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 16

Note 10

Income Taxes – (cont’d)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2004	2003
Future income tax assets Non-capital losses	$ 428,966	$ 157,838
Temporary difference	1,787	860
Exploration and development expenses	105,387	-
	536,140	158,698
Less: valuation allowance	(536,140)	(158,698)
	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward periods to utilize all the future tax assets.

Note 11

Commitments – Notes 6, 7, 8 and 12

By an agreement dated May 21, 2004, a director of the Company agreed to provide administrative services to the Company for $5,000 per month for a two year term ending on May 2006.

Note 12

Subsequent Events – Notes 5 and 7

Subsequent to December 31, 2004:

a)

Pursuant to a Special Resolution dated March 24, 2005 the Company declared a stock split of 1 old share for 2 new shares. As a result the basic and diluted loss per share have been adjusted retroactively to reflect the stock split.

b)

The Company has granted the following stock options to directors, officers and a consultant (post split) as follows:

Number of Options	Exercise Price	Expiry Date

220,000	$1.28	December 6, 2009
200,000	$2.85	January 7, 2010
200,000	$1.95	March 16, 2010

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 17

Note 12

Subsequent Events –Notes 5 and 7 (cont’d)

c)

The Company, through its 100% subsidiary, Storm Cat Energy (USA) Corporation, incorporated on January 10, 2005, entered into a definitive purchase and sale agreement with Palo Petroleum Inc. (“Palo”) to purchase all of Palo’s right, title and interest in Palo’s NG Spotted Horse Field (consisting of 71 producing wells) located on the Powder River Basin in Gillette, Wyoming, USA. As consideration, the Company paid in cash the purchase price of US$ 8,550,000.

d)

The Company acquired an additional Petroleum and National Gas lease in the Cook Inlet region of Alaska. The Company has agreed to pay all future rentals on the properties in exchange for a 100% working interest.

e)

The Company entered into a Farm-in agreement dated February 15, 2005 with Golden Eagle Energy Ltd. (“Golden Eagle”) whose officer is a director of the Company for a Petroleum and Natural Gas Special Exploration Permit in Eastern Saskatchewan called Moose Mountain. The Company has farmed into Golden Eagle’s 50% working interest, which provides the Company with a 45% working interest before payout and 30% working interest after payout. As consideration, the Company paid $750,000, and has agreed to pay 95% of the first two years work commitment of $500,000. In addition, the Company has agreed to pay the technical and geological expenses of approximately $95,000 incurred as programs are complete.

f)

The Company issued 10,336,784 (post split) common shares as follows:

	Number of Shares	Proceeds
Warrants exercised	3,599,120	$ 1,141,810
Stock options exercised	171,668	52,500
Private placement (after deducting finders’ fee of $263,180)	6,400,000	12,216,820
As finders’ fees	165,996	-
	10,336,784	$ 13,411,130

Pursuant to the private placement of 6,400,000 (post split) common shares, an equal number of common share purchase warrants were issued which enable the holders to purchase 6,400,000 (post split) common share for each warrant held at $2.60 per share on or before February 24, 2007. Certain directors of the Company participated in the private placement totalling 92,000 (post split) common shares for total proceeds of $179,400.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 18

Note 12

Subsequent Events – Notes 5 and 7 (cont’d)

g)

The Company entered into two lease agreements for office premises. The two year lease agreement has a commitment of approximately $172,000 (US$143,000) and the five year lease has a commitment of approximately $385,000.

Note 13

Comparative Figures

Certain comparative figures in the financial statements for the year ended December 31, 2003 have been reclassified to conform to the presentation adopted in the current year.

Note 14

Segmented Information

The Company’s industry segment is the oil and gas industry. The Company’s geographic segments are Canada, Mongolia and United States of America.

		December 31, 2004
	Canada	Mongolia	United States of America	Total

Identifiable Assets Current	$ 3,311,114	$ 1,369	$ 129,756	$ 3,442,239
Equipment, net	6,034	88,024	-	94,058
Oil and gas properties	-	1,535,955	1,844,789	3,380,744
	$ 3,317,148	$ 1,625,348	$ 1,974,545	$ 6,917,041

2004

Gross Revenue Oil and Gas
Canada	$ -
Mongolia	-
United States of America	$ 129,756

$ 129,756

Net (loss) income
Canada	$ (1,368,225)
Mongolia	(85,219)
United States of America	14,458

$ (1,438,986)

The Company does not have reportable geographic segments in 2003 and 2002.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 19

Note 15

Prior Period Adjustment

The Company’s has determined that the stock based compensation expense calculated for the year ended December 31, 2003 has been overstated by $272,729 due to an error in calculating the vesting terms of the stock options.

As a result, for the year ended December 31, 2003, stock based compensation was restated to $38,961 from $311,690, net loss was restated to $216,626 from $489,355 and deficit was restated to $420,504 from $693,233.

Note 16

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

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America (“US GAAP”) resource property acquisition and exploration costs on unproved properties must be expensed as incurred. Therefore an additional expense is required under US GAAP.

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant. Under Statement of Financial Accounting Standards No. 123 the Company had accounted for its employee stock options under the fair value method. The fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends, and the risk-free interest rate over the expected life of the option.

As a result of the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation, there is no difference between Canadian GAAP and US GAAP for the years ended December 31, 2004.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 20

Note 16

Differences Between Canadian and United States Accounting Principles – (cont’d)

Oil and Gas Properties

Prior to January 2004, there were certain differences between the full cost method of accounting for oil and gas properties as applied in Canada and as applied in the United States of America. The principal difference was in the method of performing ceiling test evaluations under the full cost method of accounting rules. Under Canadian GAAP prior to January 2004, impairment of oil and gas properties was based on the amount by which a cost centre’s carrying value exceeded its undiscounted future net cash flows from proved reserves using period-end, non-escalated prices and costs, less an estimate for future general and administrative expenses, financing costs and income taxes. Effective January 2004, Canadian GAAP requires recognition and measurement processes to assess impairment of oil and gas properties using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation. In the measurement of the impairment, the future net cash flows of a cost centre’s proved and probable reserves are discounted using a risk-free interest rate.

For US GAAP purposes, future net cash flows from proved reserves using period-end, non-escalated prices and costs, are discounted to present value at 10% per annum and compared to the carrying value of oil and gas properties. The Company performed the ceiling test in accordance with US GAAP and determined that for the year ended December 31, 2004 and 2003 no impairment provision were required on its oil and gas properties.

Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company is net loss under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive loss does not come into effect until fiscal years beginning on or after October 1, 2006 for Canadian GAAP.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 21

Note 16

Differences Between Canadian and United States Accounting Principles – (cont’d)

b)

The impact of the above on the financial statements is as follows:

	2004	2003	2002
Net loss for the year per Canadian GAAP	$ (1,438,986)	$ (216,626)	$ (90,595)
Adjustment for foreign exchange gain	(5,952)	-	-
Mineral properties	-	(43,683)	(163,482)
Mineral property write-off	290,758	1	11,199
Net loss for the year per US GAAP	(1,154,180)	(260,308)	(242,878)
Foreign currency translation	5,952	-	-
Comprehensive loss for the year per US GAAP	$ (1,148,228)	$ (260,308)	$ (242,878)
Basic and diluted loss per share per US GAAP	$ (0.05)	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding per US GAAP	21,455,630	11,236,892	10,653,332
Balance Sheets	2004	2003
Total assets per Canadian GAAP	$ 6,917,041	$ 941,898
Mineral properties	-	(309,612)
Total assets per US GAAP	$ 6,917,041	$ 632,286
Total liabilities per Canadian and US GAAP	$ 819,005	$ 38,686

Storm Cat Energy Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars) – Page 22

Note 16

Differences Between Canadian and United States Accounting Principles – (cont’d)

b) The impact of the above on the financial statements is as follows: – (cont’d)

Shareholders’ Equity	2004	2003	2002
Deficit, end of the year, per Canadian GAAP	$(1,859,490)	$ (403.342)	$ (186,716)
Foreign exchange adjustment	(5,952)	-	-
Mineral properties	-	(309,612)	(297,626)
Deficit, end of the year, per US GAAP	(1,865,442)	(712,954)	(484,342)
Accumulated comprehensive income	5,952	-	-
Share capital, share subscriptions and contributed surplus per Canadian and US GAAP	7,957,526	1,306,554	620,593
	$ 6,098,036	$ 593,600	$ 136,251
Cash Flows
Cash flows used in operating activities per Canadian GAAP	$ (302,072)	$ (110,924)	$ (78,964)
Mineral properties	-	(43,683)	(163,482)
Cash flows from financing activities per Canadian and US GAAP	6,405,010	647,000	-
Cash flows used in investing activities per Canadian GAAP	(3,479,107)	(47,646)	(160,188)
Mineral properties	-	43,683	163,482
Cash flows used in investing activities per US GAAP	(3,479,107)	(3,963)	(3,294)
Increase (decrease) in cash per Canadian and US GAAP	$ 2,623,831	$ 488,430	$ (239,152)

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corporation

Registrant

Dated: July 1, 2005	Signed: /s/ J. Scott Zimmerman
J. Scott Zimmerman President and Director

#