Form 20-F
period 2005-12-31
Storm Cat Energy CORP
filed 2006-06-16
CIK 1178818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-32628

Storm Cat Energy Corporation

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1125 17th Street, Suite 2310, Denver, Colorado, 80202

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, Without Par Value	The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

65,654,388 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer.  ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐  Large accelerated filer    ☒  Accelerated filer    ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.  ☒  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  ☐  Yes    ☒  No

Storm Cat Energy

Form 20-F Annual Report

Table of Contents

Part I

Item 1.	Identity of Directors, Senior Management and Advisors
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Corporation
Item 4A.	Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Item 12.	Description of Securities Other Than Equity Securities

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16.	Reserved
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Exemptions from Listing Standards for Audit Committees
Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Part III

Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

In this Annual Report, the terms “Storm Cat,” the “Corporation,” the “Company” “we,” “our” and “us” refer to Storm Cat Energy Corporation and its consolidated subsidiaries unless the context otherwise requires. All dollar amounts in this Annual Report are expressed in United States dollars unless otherwise specified. References in this document to “$” and “US$” refer to United States dollars and references to “C$” refer to Canadian dollars. In certain instances in this Annual Report, figures reported in United States dollars have been converted from Canadian dollars, based on the foreign exchange rate of December 31, 2005, of C$0.8580 convertible to US$1.00; however, any equity issuance was converted based on the exchange rate on the date of such equity issuance and the amounts in our income statement were converted based on the average of the exchange rate of December 31, 2005 and December 31, 2004, or C$0.84411.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended:

i.      any statements contained herein or therein regarding the prospects for our business or any of our services;

ii.     any statements preceded by, followed by or that include the words “may,” “will,” “seeks,” “believes,” “expects,” “anticipates,” “intends,” “continues,” “estimates,” “plans” or similar expressions; and

iii.    other statements contained herein or therein regarding matters that are not historical facts.

Forward-looking statements in this Annual Report and our filings with the SEC include, without limitation, statements regarding:

•                  financial position;

•                  business strategy;

•                  budgets;

•                  amount, nature and timing of capital expenditures;

•                  drilling of wells;

•                  potential reserves;

•                  timing and amount of future production of natural gas and oil;

•                  operating costs and other expenditures;

•                  future net revenues from production and estimates of potential oil and gas reserves;

•                  cash flow and anticipated liquidity; and

•                  prospect development and property acquisitions.

Our business and results of operations are subject to risks and uncertainties, many of which are beyond our ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date thereof. In addition to the specific risk factors described in the section of this Form 20-F entitled “Risk Factors,” important factors that could cause actual results to differ materially from our expectations and may affect our operations, revenues or the common shares, include, but are not limited to:

•                  the effects of competition;

•                  risks associated with oil and gas exploration;

•                  operational hazards;

•                  availability and cost of material and equipment;

•                  availability of capital and unexpected substantial variances in capital requirements;

•                  uncertainty of reserve estimates and timing of development expenditures;

•                  the impact of petroleum and natural gas price fluctuations;

•                  our ability to find, acquire, market, develop and produce new properties;

•                  the threat of terrorist attacks or war;

•                  the impact of current and future laws and governmental regulations;

•                  climactic conditions;

•                  liability for environmental claims;

•                  the impact of the departure of any key officers; and

•                  general economic, market or business conditions.

We do not intend to update these forward-looking statements except as required by law.

Part I

Item 1. Identity Directors, Senior Management and Advisers

Storm Cat is filing this Form 20-F as an annual report and therefore, this item is not required.

Item 2. Offer Statistics and Expected Timetable

Storm Cat is filing this Form 20-F as an annual report and therefore, this item is not required.

Item 3. Key Information

Selected Financial Data

The selected historical financial data presented in the table below for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001 was derived from the audited consolidated financial statements of the Corporation. The audited consolidated financial statements of the Corporation for the years ended December 31, 2005, 2004 and 2003 are included in this filing. The selected financial data presented in the table below should be read in conjunction with the consolidated financial statements and the notes thereto (Item 17) and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects.”

We have presented our financial statements for Fiscal 2005 in conformity with United States generally accepted accounting principles (“U.S. GAAP”). We have reclassified certain prior year amounts to conform to the current year’s presentation. In previous years, we prepared and reported our financial statements in conformity with Canadian generally accepted accounting principles and provided a reconciliation to U.S. GAAP.

Selected Financial Data

(US$ in Thousands, except per share data)

	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01

Operating Revenue	$4,627	$104	$—	$—	$—
Loss from Operations	(8,395)	(909)	(173)	(153)	(59)

Net Loss	(8,368)	(909)	(173)	(153)	(59)
Loss Per Basic Share (1)	(0.17)	(0.04)	(0.01)	(0.01)	(0.01)
Loss Per Diluted Share (1, 2)	(0.17)	(0.04)	(0.01)	(0.01)	(0.01)
Weighted Average Shares Outstanding	49,107,553	21,455,630	11,236,892	10,653,330	7,086,652

Working Capital	$18,445	$2,257	$430	$85	$237

Total Assets	56,953	5,743	489	86	240
Net Assets	25,623	2,859	28	17	17

Total Liabilities	13,502	680	30	—	—

Shareholders’ Equity	43,451	5,063	459	86	240
Common Shares Outstanding at End of Year	65,654,388	32,560,714	13,653,330	10,653,330	10,653,330
Dividends Per Share (1, 3)	—	—	—	—	—

(1)          Effective March 31, 2005, we completed a forward share split of our common shares on a two-for-one basis. All per share amounts have been adjusted to reflect this share split.

(2)          As a result of net losses incurred, diluted earnings per share is not presented.

(3)          As of December 31, 2005, we have not paid any dividends on our common shares.

Capitalization and Indebtedness

Storm Cat is filing this Form 20-F as an annual report and therefore, this item is not required.

Reasons for the Offer and Use of Proceeds

Storm Cat is filing this Form 20-F as an annual report and therefore, this item is not required.

Risk Factors

Our business, operations and financial condition are subject to various risks. If any of these risks and uncertainties actually occur, our business, financial condition or results of operations could be materially and adversely affected and the value of our common shares could decline.

Risks Related to Our Business

We have recently changed our business model.

From 2000 to late 2003, our business consisted of mineral exploration operations in Canada and Argentina. In 2003 and 2004 we disposed of, or abandoned, substantially all of our interests in mineral exploration properties. In 2004, we changed our name from Toby Ventures Inc. to Storm Cat Energy Corporation and began to focus on exploring conventional, unconventional and coalbed methane gas projects. In January 2004, we began acquiring exploration, development and/or production rights for coalbed methane and/or natural gas in Mongolia, Wyoming, Alaska and Canada. Our limited financial history makes it difficult for us to project our revenues, expenses, and potential for successful development of these exploration properties.

Price volatility may affect our financial condition.

The prices of oil and natural gas are volatile and our operating results and future rate of growth depend heavily on prevailing market prices for these resources. A substantial or extended decline in prices for these resources would have a material adverse effect on us. These prices are affected by numerous factors beyond our control, including international economic and political trends, the effects of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, worldwide and domestic supplies of oil and gas, the ability of members of the Organization of Petroleum Exporting Countries (OPEC) to agree to and maintain oil price and production controls, actions of governmental authorities, the availability of transportation facilities, increased production due to new discoveries or improved recovery techniques and weather conditions.

We operate in a highly competitive industry.

We compete with other energy development companies for properties, equipment, materials and labor. Our industry is highly competitive in all aspects. Many of our competitors have larger operations and greater financial resources than we do. Competition in our business may adversely affect our ability to acquire properties, equipment and materials, attract and retain qualified labor, and attract the necessary capital to sustain our resource exploration and production in the future.

Oil and gas exploration is a speculative undertaking.

Oil and gas exploration is a speculative business. Our future success depends on our ability to economically locate oil and gas production and reserves in commercial quantities. Our anticipated exploration and development activities are subject to reservoir and operational risks. Even when oil and gas is found in what are believed to be commercial quantities, reservoir risks, which may be heightened in new discoveries, may lead to higher costs and/or lower production than originally anticipated. These risks include the inability to sustain deliverability at commercially productive levels as a result of decreased reservoir pressures, large amounts of water, or other factors that might be encountered. The effects of these factors may result in Storm Cat not receiving an adequate return on investment capital.

Reserves are imprecise estimates.

The information on reserves provided in this Annual Report and other filings with the SEC are estimates of our reserves and the future revenues from these reserves. If the assumptions underlying these estimates prove to be incorrect, the quantity of our reserves and our future cash flows could be materially different from these estimates.

We face operating risks in our exploration and production activities.

Our business involves operating risks, including well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, leaks, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any one of which can cause personal injury, damage to property, equipment and the environment, as well as interruption of our operations. We maintain insurance against some, but not all, of these risks. If any of these events occurred, we could face substantial losses that could reduce or even eliminate funds available for our operations.

Our industry is highly regulated.

Our business is heavily regulated by federal, state, and local authorities. These regulations control many aspects of our business including, among other things, land use, prospecting, the drilling and spacing of wells, protection of ground water, conservation of soil, safety standards, site reclamation, restoration, exports, labor standards, occupational health, waste disposal, toxic substances and other matters. The regulations and laws governing our industry are under constant review and may be amended or expanded. Regulation increases the cost of doing business and decreases profitability. If we fail to comply with these laws and regulations, we may be subject to substantial penalties or suspension or termination of our operations.

Our operations are subject to complex environmental regulations.

Our current and anticipated future operations require permits from various federal, state and local governmental authorities and such operations are and will be regulated by laws and regulations governing various elements of the oil and gas industries.

We cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how in the future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing for habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital expenditures, may materially affect the results of our operations and business, or may cause material changes or delays in our intended activities.

There can be no assurance that we will be able to obtain all permits required for future exploration on reasonable terms or that such laws and regulations, or new legislation or modifications to existing legislation, will not have an adverse effect on any project we might undertake. Our failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing our operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

We have a history of net losses.

Since our incorporation in May of 2000, we have experienced annual net losses. In the year ended December 31, 2005 we had a net loss of $8,367,697 and our cumulative net loss from date of our incorporation to December 31, 2005 is $9,760,993. There is no guarantee as to when, if ever, we will realize a net profit.

We have limited cash flow to support our capital needs and will require additional capital to fund our operations.

Only a limited number of our projects have advanced to the commercial production stage and we have no history of positive cash flow to support our operations. Even if our current exploration programs are successful, we will require additional capital to complete future exploration activities and fund our operations. If we are unable to obtain additional financing, we may be forced to reduce or discontinue our activities, forfeit our interest in properties and/or reduce or terminate our operations, which would likely have a negative effect on our share price.

We have not paid dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future.

We may not be able to obtain additional funding to meet our capital needs and if we raise additional capital through equity, present and prospective shareholders may realize significant dilution.

There is no guarantee that we will be successful in raising additional capital or be able to obtain financing on favorable terms. Historically, our only source of funds has been through the sale of our common shares. Any transaction involving the issuance of previously authorized but unissued shares of common shares or securities convertible into common shares will result in dilution, which could be substantial, to holders of our common shares.

We operate in international markets, which subject us to additional risks.

We operate in a number of countries, subjecting our business to risks that often characterize international markets, including economic and political instability; longer payment cycles; difficulties in collecting accounts receivable; licensing requirements; unexpected changes in regulatory requirements and tariffs; potentially adverse tax consequences and fluctuations in exchange rates.

Fluctuations in foreign currency exchange rates could adversely affect our business.

We maintain accounts in U.S. and Canadian dollars. A material decrease in the value of the Canadian dollar relative to the U.S. dollar could negatively impact our income statement and share price.

We depend on certain key personnel.

We strongly depend on the business and technical expertise of our management and key personnel, particularly that of our President and Chief Executive Officer, J. Scott Zimmerman and our Chief Financial Officer, Paul Wiesner. There is little possibility that this dependence will decrease in the near term. We carry no “key man” life insurance on any of our executives. As our operations expand, we will require additional key personnel and related resources.

Some of our officers and directors serve as officers and directors of other companies.

Some of our officers and directors are also officers, directors or shareholders of other companies including those that are similarly engaged in the business of acquiring, developing and exploiting oil and gas producing properties. Such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to the best interests of Storm Cat and to disclose any interest that they may have in any Storm Cat project or opportunity. Further, we have an internal conflict policy, which is sometimes referred to as the Policy, and a Code of Ethics, both which address directors’ conflicts of interest. Under the Policy, if a conflict of interest arises at a meeting of our Board, any director with a conflict must disclose his interest and abstain from voting on such matters. In making the determination as to whether or not we will participate in any project or opportunity, the directors will primarily consider the degree of risk to us and our financial position at that time.

We focus heavily on risky unconventional plays, which rely on technological advances that in the future may not be effective.

The unconventional plays are a central element of our business model. The development of typical unconventional plays may involve greater extraction and retrieval costs than are involved in development of typical conventional plays. Often the quality of gas and commercial viability is less known in a typical unconventional play. Therefore, the process of developing an unconventional play involves significant expenditures before commercial viability can be ascertained and presents a risk of cost overruns and inadequate gas recovery. Although unconventional coalbed methane wells can be shallower and less costly to drill than conventional natural gas wells, the speculative nature of these unconventional plays may lead them to be unprofitable undertakings.

Further, technological innovation is a key component to realizing the economic value of unconventional plays. We continue to explore and rely on advances in technologies such as drilling, well completion and geophysical technologies that have helped the viability of the unconventional play. We expect future advances in technology to continue to make the unconventional play a superior model to a conventional play. The continued advancement of such technologies, however, is uncertain and even if developed and advanced, such technologies may not be effective.

Coal bed methane may not continue to rise as an energy source in the United States.

Currently, coalbed methane accounts for over 9% of U.S. natural gas production. While we expect this figure to continue to rise, there can be no guarantee that it will continue to do so. If demand for coalbed methane is flat or decreases, our business model could prove unsuccessful and our share price could decline.

We may incur compression difficulties and expense.

As production increases, more compression is generally required to maximize the production flowing through the pipeline. Production costs increase as additional compression is required, primarily because the compression process requires more fuel. In addition, the compression process is a mechanical process, and should a breakdown occur we will be unable to deliver gas until repairs to the machinery are completed.

If we are not successful in acquiring and developing producing properties, we may be unable to expand our business and be competitive in our industry.

We anticipate that a significant portion of our growth will be the result of acquisition and the exploitation of gas producing properties. We expect to continue to evaluate and pursue acquisition opportunities available on terms management considers favorable. The successful acquisition of producing properties requires an assessment of recoverable reserves, future gas prices, operating costs, potential environmental and other liabilities and other factors beyond our control. This assessment is necessarily inexact and its accuracy is inherently uncertain. It will not reveal all existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not always observable even when inspection is undertaken. There can be no assurance that our acquisitions will be successful, and any unsuccessful acquisition could be costly, damaging to our operations, and could have a material adverse effect on our business.

We have contracts to sell gas for some of our properties and any contracts we are able to secure may not be long-term contracts.

As of December 31, 2005, the Corporation does have short term forward gas sales contracts of a small percentage of our gas production. Please see Note 10 of the Notes to the Consolidated Financial Statements for detailed information.

There is no assurance that we will be able to secure contracts for the sale of gas on any or all of our properties, nor is there any assurance that if we are able to do so that any of these will be long-term contracts. If we are able to obtain contracts of the desired duration, there is still no assurance as to what gas prices the contracts will provide.

Pipeline capacity may be inadequate.

Due to the nature of natural gas development, during certain time periods, pipeline capacity may be inadequate to meet our transportation needs. Often, as new development comes on-line, existing pipelines may be close to or at capacity for a period of time before new pipelines are built. During periods when pipeline capacity is inadequate to meet demand, we may be forced to reduce production or incur additional expense as existing production is compressed to fit into existing pipelines.

We do not obtain title insurance or other warranties of title with our leases and working interests.

We do not obtain title insurance or other guaranty or warranty of good title with our gas leases and well working interests. Title insurance is not available for subsurface leases. Accordingly, third parties may assert claims against our legal entitlement to the gas leases and working interests being acquired, irrespective of our leases and working well interests. In order to alleviate this risk, we require a title search and title opinion on all leases prior to drilling. There is no assurance, however, that all title defects will be cured prior to drilling.

Risks Related To Our Common Shares

U.S. Investors may have difficulty effecting service of process against some of our Canadian directors.

We are incorporated under the laws of the Province of British Columbia, Canada. Consequently, it may be difficult for United States investors to effect service of process in the United States upon our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or Storm Cat predicated solely upon such civil liabilities.

We are a “Foreign Private Issuer” and exempt from the Section 16 and the Proxy Rules of Section 14 of the Securities Exchange Act of 1934.

Under the U.S. federal securities laws, we are a “foreign private issuer.” Unless and until such time as we become a “U.S. Issuer” under these laws, we are not subject to certain regulation under U.S. securities laws, such as Section 16 and the Proxy Rules of Section 14 of the Exchange Act. Further, as a foreign private issuer, we make our Annual Report on Form 20-F and report our current events, including the dissemination of proxy materials and information regarding our annual meeting of shareholders, on Form 6-K. These disclosure obligations may result in the reduced availability public information regarding us, compared to the disclosure required of U.S. Issuers under U.S. federal securities laws.

Our common shares are traded on more than one market and this may result in price variations.

Our common shares are traded primarily on the American Stock Exchange and on the TSX Venture Exchange. Trading in our common shares on these markets is effected in different currencies (U.S. dollars on the American Stock Exchange and Canadian dollars on the TSX Venture Exchange) and at different times, as the result of different time zones, different trading days and different public holidays in the United States and Canada. Consequently, the trading prices of our common shares on these two markets often differ, resulting from the factors described herein as well as differences in exchange rates and from political events and economic conditions in the United States and Canada. Any decrease in the trading price of our common shares on one of these markets could cause a decrease in the trading price of our common shares on the other market.

We are subject to the Continued Listing Criteria of The American Stock Exchange (“AMEX”).

Our common shares are currently listed on AMEX. In order to maintain our listing on AMEX, we must maintain certain share prices, financial and distribution targets, including maintaining a minimum amount of shareholders’ equity and a minimum number of public shareholders. In addition to objective standards, AMEX may delist the securities of any issuer if in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on AMEX inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with AMEX’s listing requirements; if an issuer’s common shares sell at what AMEX considers a “low selling price” and the issuer fails to correct this via a reverse split of shares after notification by

AMEX; or if any other event shall occur or any condition shall exist which makes further dealings with AMEX, in its opinion, unadvisable.

If AMEX delists our common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for our securities, decreased analyst coverage of our securities, and an inability for us to obtain additional financing to fund our operations.

Our share price has fluctuated and could continue to fluctuate significantly.

The market price for our common shares, as well as the price of shares of other energy companies, has been volatile. Numerous factors, many of which are beyond our control, may cause the market price of our common shares to fluctuate significantly, such as:

•                  Fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•                  Shortfalls in our operating results from levels forecast by securities analysts;

•                  Announcements concerning us or our competitors;

•                  Changes in pricing policies by us or our competitors;

•                  General market conditions and changes in market conditions in our industry; and

•                  The general state of the securities market.

In addition, trading in shares of companies listed on AMEX and the TSX Venture Exchange, generally, and trading in shares of energy companies, specifically, has experienced price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results. In addition, if we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more shares could decrease the amount that purchasers are willing to pay for our common shares.

Item 4. Information on the Corporation

History and Development of the Corporation

Corporate and General

Storm Cat is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coalbeds and tight sand formations.

The Corporation was incorporated under the laws of British Columbia, Canada on May 15, 2000 under the name “Toby Ventures Inc.” We conducted an Initial Public Offering in Canada and our shares began trading on the Canadian Venture Exchange (now the TSX Venture Exchange) on November 15, 2001 under the symbol “SME.”

Since incorporation, we have been involved in the exploration of natural resource properties. We commenced active exploration and acquisition of mineral resource properties in 2000. In late 2003, we decided to dispose, sell or abandon our mineral exploration interests and enter the oil and gas industry through the acquisition of interests in conventional, unconventional and coalbed methane gas projects.

Under a special resolution passed by its shareholders, the Corporation changed its name to Storm Cat Energy Corporation effective January 30, 2004.

We currently have producing properties in Wyoming’s Powder River Basin and have exploration and development acreage in Canada and Alaska. We have also conducted exploration activities in Mongolia.

The Corporation’s corporate headquarters and executive offices are located at 1125 17th St., Suite 2310, Denver, Colorado 80202. The telephone number is (303) 991-5070. Contact person is J. Scott Zimmerman, President. The Corporation’s Canadian registered office is located at 209 8th Avenue, Alberta, Canada, T2P 1B8. The telephone number is (403) 451-5070. Our website address is www.stormcatenergy.com.

Development of the Corporation’s Business.

Mineral Resources Activities. From inception until late 2003, our primary business consisted of mineral resource activities. In 2000, we acquired the Sadim Property of 4 mineral claims located in the Similkameen Mining Division in British Columbia. We began exploration at Sadim in November 2001 and commenced a drill program on the property in June 2002.

In January and February 2002, we applied for and received 3 mineral exploration claim blocks located in Northern Quebec. These properties were located in an area that was being explored for diamonds by many different companies. During the year ended December 31, 2003, we abandoned the claims.

During 2003, we applied for and received a 100% interest in 5 mineral exploration properties in Argentina.

In late 2003, our management and board of directors determined that we would exit the mineral resources business and focus our efforts on oil and gas operations. Through December 31, 2003, our cumulative expenditures with respect to mineral resources activities totaled $0.5 million. All of these amounts had been expensed under U.S. GAAP.

Under a Special Resolution passed by our shareholders, the Corporation changed its name, effective January 30, 2004 to Storm Cat Energy Corporation. We adopted new Articles of incorporation under the Business Corporations Act of British Columbia on May 21, 2004. In June 2004, the Corporation changed its authorized share capital to an unlimited number of common shares without par value. Prior to June 2004, the authorized share capital was 20,000,000 common shares without par value. Effective March 31, 2005, the Corporation undertook a two-for-one share split. All share and per share amounts included in this filing have been restated to give retroactive effect, as necessary, to the effect of the share split.

The Corporation’s common shares began trading on AMEX on October 3, 2005 under the symbol “SCU.”

Throughout 2004, we disposed of our interests in mineral resources properties and claims. In January 2004, we entered into an option agreement to sell a 50% undivided interest in our Sadim claims in British Columbia to an affiliated company of a former Storm Cat director. We received C$10,000 related to this option agreement. The agreement was subsequently terminated and we ceased all activities related to these claims.

In February 2004, we sold 100% of the interests in Argentina for C$10,000 to a third party, one of whose directors was also a director of Storm Cat.

At December 31, 2005, we hold the Sadim claims in British Columbia but attribute no value to the property.

Oil and Gas Operations. Since the beginning of 2004, we have concentrated our efforts on the oil and gas business. Our business model consists of three strategies:  (1) acquiring producing properties with drilling prospects in focused basins in both the U.S. and Canada; (2) exploring areas of moderate risk; and (3) initiating higher risk projects with the potential for higher reward.

Our primary source of financing for our exploration and drilling programs has been the net proceeds from private placements of our common shares and warrants. In 2004 and 2005, we raised a total of $51.1 million in connection with private equity offerings and issuance of common shares pursuant to warrant exercises net of issuance costs.

As part of the 2005 private placements, we entered into registration rights agreements with our investors requiring us to file with the Securities and Exchange Commission (“SEC”) a registration statement covering the resale of the common shares issued as well as any common shares issuable upon exercise of the warrants. Additionally, certain of our shares have “flow-through” rights which entitle the holders to certain tax deductions in Canada as a result of our exploration and development activities.

Since the beginning of 2004, we have also retained key oil and gas exploration personnel, included as a significant cost in our general and administrative expenses, in order to maintain our work commitments, undertake our acquisition and exploration efforts, manage our producing properties and provide administrative support. We have also incurred significantly higher general and administrative expenses for legal, accounting and other professional services related to our various undertakings.

During the past two years, our oil and gas activities have been conducted in the United States, Canada and Mongolia. During 2005, the two significant events occurred with respect to our oil and gas operations. First, in February 2005 we acquired producing leases in the NE Spotted Horse Field in the Powder River Basin of Wyoming for approximately $8.7 million. The production from this field represented 68% of our 2005 production volumes and 69% of our 2005 natural gas revenue, and the reserves attributable to this acquisition comprise approximately 86% of our estimated proved reserves as of December 31, 2005.

The second significant event with respect to our oil and gas properties was the impairments of our investments in Mongolia. As of December 31, 2004, we had approximately $1.3 million of capitalized costs related to our Noyon and Tsaidam prospects in Mongolia, and our 2005 capital spending in Mongolia was $0.8 million. Our exploration programs on these prospects during 2005 showed that, while the potential resource is relatively large, production of the reserves would not be economic under current conditions due to lack of infrastructure. In addition, the government of Mongolia’s senior cabinet members resigned in January 2006; although, the Petroleum Authority of Mongolia (“PAM”) is still an active body. The Corporation cannot be assured that we will be granted any further rights under the five-year Production Sharing Contract that was granted to us in 2004 by the government as it was constituted at that time. As a result of the foregoing factors, as of December 31, 2005 we have impaired the full amount of our capitalized costs in Mongolia. The amount of the impairment was $2.1 million. We are maintaining a presence in Mongolia and once the government and PAM re-stabilize we will re-evaluate our activities there.

Capital Expenditures and Dispositions.

The following table summarizes capital expenditures made by Storm Cat with respect to its oil and gas operations during the periods indicated:

	Year Ended December 31, 2005
	United
	States	Canada	Mongolia	Total
	(In thousands)
Acquisitions:
Producing properties	$6,918	$—	$—	$6,918
Undeveloped acreage	1,814	—	232	2,046
Total acquisitions	8,732	—	232	8,964
Exploration and development:
Land and seismic	471	1,933	—	2,404
Drilling, facilities and equipment	9,036	3,328	618	12,982
Capitalized overhead	312	254	—	566
Total exploration and development	9,819	5,515	618	15,952
Asset retirement obligations	714	—	—	714
Other property and equipment	628	245	(56)	817
Total capital expenditures	19,893	5,760	794	26,447
Dispositions	—	—	—	—
Net capital expenditures	$19,893	$5,760	$794	$26,447

	Year Ended December 31, 2004
	United
	States	Canada	Mongolia	Total
	(In thousands)
Acquisitions:
Producing properties	$1,267	$—	$—	$1,267
Undeveloped acreage	166	—	433	599
Total acquisitions	1,433	—	433	1,866
Exploration and development:
Drilling, facilities and equipment	13	—	819	832
Capitalized overhead	—	—	—	—
Total exploration and development	13	—	819	832
Asset retirement obligations	79	—	—	79
Other property and equipment	—	34	56	90
Total capital expenditures	1,525	34	1,308	2,867
Dispositions	—	—	—	—
Net capital expenditures	$1,525	$34	$1,308	$2,867

During the year ended December 31, 2003, we incurred capital expenditures of $24,000 in Mongolia, and there were no dispositions of properties.

Principal Capital Expenditures and Divestitures Currently in Progress.

From December 31, 2005 to March 15, 2006 we completed 2 wells in Elk Valley that were drilled in 2005 and we drilled and completed 1 well in Alaska. Funding for these wells and related facilities and equipment has been through expenditure of a portion of our cash and cash equivalents on hand at December 31, 2005.

In January 2006, we completed the sale of certain gathering assets in the Powder River Basin for $1.0 million. Concurrently, we entered into an agreement with the purchaser to provide natural gas gathering and compression services for our properties in this area.

Our capital program for 2006 includes approximately $32.0 million of capital expenditures, including $22.0 million of exploration and $10.0 million for development. In addition to our planned exploration and development spending, in early May 2006, we closed on acquisitions of approximately 16,000 net unproved mineral acres in Van Buren, Pope and Searcy counties, Arkansas and approximately 3,550 net unproved acres in Campbell County, Wyoming. In March 2006, the Corporation acquired 2,560 acres of land prospective for gas from the Duvernay shale in the Redwater area of Central Alberta. Total payment for the lease was C$362,383. We are also investigating additional exploration and development projects for possible acquisition.

Currently, we do not have sufficient funds to carry out our 2006 capital program or to undertake additional acquisitions. We intend to fund our operations in 2006 by establishing a bank line of credit secured by our proved properties, or through additional equity issuances, or a combination thereof. There can be no assurance that we will be able to obtain the required funds for all or any of our capital program.

We have, from inception, financed our activities through the distribution of equity capital. We anticipate having to raise additional funds by equity issuance in the next several years in order to fund planned exploration and development programs on existing properties, to acquire interests in additional exploration and development projects, and to fund exploration and development programs on such acquisitions. The amount and timing of such offerings is dependent upon the success of our exploration programs as well as the amount of cash flow generated by our producing properties and the general economic climate.

Public Takeover Offers.

During the years ended December 31, 2005 and 2004, and the period from January 1, 2006 to May 31, 2006, we have not received any public takeover offers nor have we made any such takeover offers.

Business Overview

Operations and Principal Activities. Our operations and principal activities focus on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coalbeds and tight sand formations. All of our production volumes and product sales to date have been from the production of coalbed methane in the Powder River Basin in Wyoming. We have also conducted exploration activities in Canada and Mongolia.

Competition. All aspects of the oil and gas industry are highly competitive and we compete with other entities primarily in the areas of (1) exploration for and development of new sources of oil and natural gas reserves; (2) reserve and property acquisitions; (3) transportation and marketing of products; (4) access to services and equipment to carry out our capital programs and operating activities; and (5) attracting and retaining experienced personnel. The oil and gas industry also competes with other industries in many of these areas.

Seasonality. Market prices for natural gas frequently exhibit volatile characteristics, some of which may be seasonal. In addition, seasonal weather conditions may affect our operations, particularly with respect to access to worksites and drilling operations. To date, however, we have not experienced any significant seasonal impacts on our operations.

Raw Materials. Not applicable.

Marketing. We market our natural gas to purchasers in the Powder River Basin. In 2004 and 2005, we sold a significant portion of our production to Enserco Energy, Inc., as described in Note 1 of Notes to the Consolidated Financial Statements in Item 17 of this Annual Report. Although we sell the majority of our production to a few purchasers, there are numerous other purchasers in the areas in which our properties are located. Accordingly, we do not believe that a loss of one or more of our major purchasers would have a significant adverse effect on our operations.

The price we receive for our natural gas is determined by negotiation with our purchasers. Such price depends, in part, on natural gas quality, prices of competing natural gas and other fuels, distance to market, access to transportation, length of contract term and the supply/demand balance. We have chosen to enter into certain gas sales contracts in order to optimize the prices we receive for our natural gas. Our delivery commitments pursuant to these contracts as of December 31, 2005 is disclosed in Note 8 of Notes to the Consolidated Financial Statements in Item 17 of this Annual Report.

Dependency on patents, licenses, contracts or new manufacturing processes. This is not applicable, except as to the marketing contracts disclosed above.

Effects of Government Regulation.

Regulation

Our oil and gas operations are subject to various U.S. federal, state, and local laws and regulations, as well as foreign laws and regulations.

United States

The state of Wyoming has adopted laws regulating the exploration for and production of coalbed methane gas, including laws requiring permits for the drilling of wells, imposing bonding requirements in order to drill or operate wells, and providing authority for regulation relating to the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, and the abandonment of wells. Our operations are also subject to various conservation laws and regulations.

Certain of our operations are conducted on federal land pursuant to oil and gas leases administered by the Bureau of Land Management (“BLM”). These leases contain relatively standardized terms and require compliance with detailed regulations and orders. In addition to permits required from other agencies, lessees must obtain a permit from the BLM prior to the commencement of drilling, and comply with regulations governing, among other things, engineering and construction specifications for production facilities, safety procedures, plugging and abandonment of wells, the valuation of production, and the removal of facilities. Under certain circumstances, the BLM or the Mineral Management Service (“MMS”), as applicable, may require our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect our financial condition and operations.

In August 2005, Congress enacted the Energy Policy Act of 2005 (“EP Act 2005”), which amends the Natural Gas Act (“NGA”), to make it unlawful for any entity, as defined in EP Act 2005, to use any deceptive of manipulative device or contrivance in connection with the purchase or sale of natural gas or the purchase or sale of transportation services subject to regulation by the Federal Energy Regulatory Commission (“FERC”), in contravention of rules prescribed by the FERC. The EP Act 2005 also gives the FERC authority to impose civil penalties for violations of the NGA. The EP Act 2005 reflects a significant expansion of the FERC’s enforcement authority. Storm Cat does not anticipate it will be affected by the EP Act 2005 any differently than other producers of natural gas of similar size with operations in the United States.

Additional proposals and proceedings that might affect the oil and gas industry are regularly considered by Congress, the states, the FERC, and the courts. We cannot predict when or whether any such proposals may become effective. No material portion of our business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the federal government.

Canada

The oil and natural gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government. Federal authorities do not regulate the price of oil and gas in export trade. Legislation exists, however, that regulates the quantities of oil and natural gas which may be removed from the provinces and exported from Canada in certain circumstances. Regulatory requirements also exist related to licensing for drilling of wells, the method and ability to produce wells, surface usage, transportation of production from wells, and conservation matters. We do not expect that any of these controls and regulations will affect Storm Cat in a manner significantly different from other oil and natural gas companies of similar size with operations in Canada.

The provinces in which we operate have legislation and regulation which govern land tenure, royalties, production rates and taxes, and environmental protection and other matters under their respective jurisdictions. The royalty regime in the provinces in which we operate will represent a significant factor in the profitability of any production. Crown royalties are determined by government regulation and are typically calculated as a percentage of the value of production. The value of the production and the rate of royalties payable depends on prescribed reference prices, well productivity, geographical location, and the type or quality of the product produced.

Mongolia

Several members of the Mongolian government resigned in January 2006. The Corporation’s production sharing agreements are still valid according to PAM, however given the recent events; there is no assurance as to the enforceability and validity of the agreements under a new regime.

As of December 31, 2005, the Corporation has taken a full impairment on it Mongolian assets. Storm Cat will continue to keep a skeletal work force in place and monitor the situation.

Environmental Regulation

Our operations are subject to government laws and regulations concerning pollution, protection of the environment and the handling and transport of hazardous materials in both the United States and Canada. These laws and regulations generally require Storm Cat to remove or remedy the effect of our activities on the environment at present and former operating sites, including dismantling production facilities and remediating damage caused by the use or release of specified substances. We believe that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards. While we believe that we are in substantial compliance with applicable environmental laws and regulations in effect at the present time and that continued compliance with existing requirements will not have a material adverse impact on us, we cannot give any assurance that we will not be adversely affected in the future.

Storm Cat expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed in the United States and Canada. As of the date of this Annual Report, such expenditures have been insignificant and we do not anticipate making material expenditures beyond normal compliance with environmental regulations in 2006.

Organizational Structure

Storm Cat is incorporated under the laws of British Columbia, Canada. We are a public company whose common shares are listed on the TSX Venture Exchange under the symbol “SME” on the American Stock Exchange under the symbol “SCU”  Our operations are conducted in part through our wholly-subsidiaries listed below. All of our subsidiaries are 100% owned and we hold 100% of the voting rights.

Storm Cat Energy Mongol Co. Ltd.

Storm Cat Energy (USA) Corporation

Storm Cat Energy (USA) Operating Corporation

Storm Cat Energy (Powder River) LLC

Storm Cat Energy (Alaska) LLC

Triple Crown Gathering Corporation

Oil and Gas Properties

Powder River Basin, Wyoming, United States

In December 2004, we acquired a 100% working interest before payout (90% after payout) in 1,481 acres of the Jamison/North Twenty Mile fields, located in Campbell County, Wyoming, for consideration of approximately $1.25 million. In February 2005, we acquired producing leases in the NE Spotted Horse Field, located on the eastern portion of the Powder River Basin approximately 35 miles northwest of Gillette, Wyoming, for consideration of approximately $8.7 million after purchase price adjustments. The acquisition included the seller’s gas gathering assets, which we subsequently sold in January 2006. All of our natural gas production in 2005 and 2004 relates to these Powder River Basin fields.

Northeast Spotted Horse Field

The Northeast Spotted Horse Field is a producing coalbed methane project located in the Powder River Basin of Wyoming, approximately 35 miles northwest of Gillette, Wyoming. The project consists of 6,320 gross contiguous acres located in the eastern portion of the Powder River Basin. The property contains 111 producing wells, all of which are operated by Storm Cat. The Corporation paid $8.6 million to acquire the property.

The Corporation began drilling the undeveloped acreage in July 2005. Through December 31, 2005, the Corporation drilled 43 wells. Twenty-nine multi-seam completion wells were drilled in a combination of the Cook, Wall and Pawnee coal seams. The remaining 14 wells were completed only in the shallower Canyon coal seam on an experimental 160-acre pattern. The Corporation invested $6.5 million on the Northeast Spotted Horse Field development program.

In 2006, we plan to complete our drilling program in the North East Spotted Horse Field. As of the date of this Annual Report, the Corporation has begun the drilling program.

Jamison/North Twenty Mile Fields

The Jamison/North Twenty Mile Fields are producing coalbed methane projects located on the eastern flank of the Powder River Basin coalbed methane natural gas region in Campbell County, Wyoming. The Corporation has a 100% Working Interest (81.5% Net Interest) in the projects. The projects cover approximately 1,481 acres and currently contain 28 producing wells that were originally placed into production in early 2002. Storm Cat paid $1.25 million to acquire the property.

In 2005, the Corporation initiated a comprehensive recompletion and rework program on the projects. This program consists of pulling and reinstalling bottomhole pumps, re-perforating currently producing formations and deepening of some wells to test new zones. Storm Cat invested $750,000 to develop the Jamison/North Twenty Mile Fields in 2005.

In 2006, the Corporation plans to drill up to 20 wells late in the third quarter to test the deeper Cook/Wall coals.

Powder River Basin Production and Reserves

In 2004, we reported net production of 17 MMcf attributable to one month of ownership of our interests in the Jamison/North Twenty Mile fields. In 2005, we reported net production of 463 MMcf attributable to ten months of ownership of our interests in the NE Spotted Horse field and a full year of ownership of the Jamison/North Twenty Mile fields.

Netherland, Sewell & Associates, Inc. of Houston, Texas, independent reserve engineers, prepared an estimate of our proved reserves in the NE Spotted Horse and Jamison/North Twenty Mile fields as of December 31, 2005. A summary of the estimated net proved reserves by category is as follows:

Reserves Category	Volumes (MMcf)

Proved Developed Producing	3,340.7
Proved Developed Non-Producing	528.2
Proved Undeveloped	6,141.1

Total Proved	10,010.0

For additional information regarding our estimated proved reserves and changes therein, please refer to Note 12, “Oil and Gas Producing Activities” of Notes to the Consolidated Financial Statements included in Item 17 of this Annual Report.

Alaska Exploration Licenses, United States

In November 2004, Storm Cat acquired two Petroleum and National Gas leases in the onshore Cook Inlet region of Alaska comprising approximately 18,400 gross unproven acres for total consideration of approximately $204,000. The rentals are $1.50 per acre for 2006 (the second year), $2.00 per acre for the third year, $2.50 per acre for the fourth year and $3.00 per acre for the fifth year.

In January 2005, the Corporation acquired an additional lease in the Cook Inlet region comprising approximately 3,751 gross unproven acres in close proximity to the existing acreage. Consideration for this lease was a payment of approximately $9,000 and the assumption by Storm Cat of all future rental obligations with estimated annual rental of $3.00 per acre and expiring January 1, 2009.

In May 2005, Storm Cat was the successful bidder at the May 2005 Cook Inlet State Lease Sale on 8 tracts in the Cook Inlet. Total annual consideration for these leases is estimated at $6.00 per acre. We tendered a deposit in the amount of $56,693. The final determination of the Corporation’s final acreage position from the State of Alaska is expected in the second quarter of 2006. When the leases are issued, Storm Cat will owe the remaining consideration due the State on approximately 20,000 unproven acres. The term of the leases will be 7 years and rentals are $1.00 per acre for the first year, $1.50 per acre for the second year, $2.00 per acre for the third year, $2.50 per acre for the fourth year and $3.00 per acre for the fifth and following years.

Storm Cat has completed a geological evaluation of the licenses and established a drilling target in December 2005. On February 14, 2006, the Corporation spud the Northern Dancer #1 well. Currently, Storm Cat is evaluating the drilling results. From inception through December 31, 2005, Storm Cat spent approximately $0.6 million on the exploration program in Alaska.

Canada

British Columbia, Canada

In June 2005, we entered into a Farm-In and Joint Venture agreement on approximately 78,000 acres of provincial lands and freehold mineral rights in the Elk Valley area in the southeast part of British Columbia. Under the terms of the agreement, the Corporation has access to all existing infrastructure and facilities on the lands. To earn a 50% working interest in the property and all existing development and infrastructure, the Corporation must spend a total of C$12.0 million over three years (of which C$2.0 million must be spent in the first year). The Corporation has met is its C$2.0 million spending commitment in the first year.

During 2005, the Corporation re-activated three existing wells on the West test pilot. On two of the re-activated wells the Corporation completed into a lower coal seam that had not been tested. Two new wells were drilled in the West pilot using the methods the Corporation believes are critical to drilling CBM wells.

In 2006, the two new wells were completed and are in the process of dewatering. The Corporation has licensed 6 additional drilling locations with estimated spud dates in the second quarter. Storm Cat will also submit licenses for an additional 6 wells providing the Corporation with 12 potential drilling locations and licenses. Work will also begin on evaluating and planning for facilities, water management, and compression to a sales point depending upon the success of the drilling program.

Saskatchewan, Canada

In February 2005, we entered into a Farm-In agreement with respect to a large exploration permit called “Moose Mountain” in eastern Saskatchewan. The Moose Mountain exploration permit comprises approximately 236,000 acres of land (368 contiguous sections). Storm Cat paid C$750,000 consideration to the lessee upon execution of the Farm-In agreement, and agreed to pay approximately C$475,000 of the first two years’ work commitment and approximately C$95,000 of technical and geological expenses. Subsequently, we will pay our 45% working interest share of costs and will receive our 45% working interest share of production until payout, which will be considered to have occurred when gross production reaches 5.5 bcfe. After payout, our interest will convert to a 30% working interest in these lands.

The Moose Mountain transaction is considered to be a related party transaction as Michael J. O’Byrne, a director of Storm Cat, is Vice-President of Land and a Principal of the lessee. Mr. O’Byrne abstained from Storm Cat’s decision to enter into the farm-in agreement. A copy of the Moose Mountain acquisition agreement has been filed as an exhibit to this Annual Report.

The Corporation drilled a single well on the Moose Mountain prospect in June of 2005 to meet the terms of the farm-in agreement. The well had to be abandoned because of a stuck drill pipe. However, the Corporation was able to log the well and the test results provided enough encouragement to continue the exploration program in Moose Mountain. For 2006, the Corporation has licensed three drilling locations. Depending on rig availability, these wells should be spud in the second quarter of 2006. From inception through December 31, 2005, Storm Cat spent approximately $1.3 million on the exploration program in Saskatchewan.

Alberta, Canada

In the fourth quarter of 2005, we acquired two exploration prospects in the south central portion of Alberta. In the Cessford area, we secured access to approximately 3,200 gross unproven acres through a drill-to-earn agreement whereby the Corporation must drill prior to March 15, 2006 (subject to rig availability). Storm Cat spud this well on May 23, 2006. The Corporation has 60 days after rig release of each well to elect to drill the next one. Each well earns the Corporation 640 acres. To earn all 3,200 acres, the Corporation must drill a total of 5 wells. In the Red Deer area, we were the successful bidder on approximately 2,100 acres in the December 2005 Alberta Crown Land Sale. Consideration paid for the Red Deer leases, which have a lease term of five years, was approximately C$1.1 million and consideration from the Alberta Crown Land Sale was C$0.95 million.

The Corporation is actively seeking a rig to drill the initial test well on the Cessford prospect. Development plans for Red Deer are to drill an exploratory well to the Mannville formation sometime during the fourth quarter of 2006. From inception through December 31, 2005, Storm Cat spent approximately $4.2 million on the exploration program in Alberta.

Mongolia

In the second quarter of 2004, pursuant to a five-year Production Sharing Contract, the Mongolian government granted Storm Cat the exclusive rights for conducting coalbed methane gas operations in the Noyon prospect area in the South Gobi region of Mongolia. In the fourth quarter of 2004, we were granted a second exploration block known as the Tsiadam prospect area. The Corporation paid $0.7 million to acquire the property.

The exploration program on the Noyon prospect was completed in March 2005. Results of testing showed that, while the potential resource is relatively large, production of the reserves would be not economic under current conditions and due to a lack of infrastructure. Exploration activities on the Tsaidam prospect were undertaken throughout 2005. The Corporation has concluded that this block of acreage can not be developed economically because of a lack of infrastructure.

From inception through December 31, 2005, Storm Cat spent approximately $2.1 million on the Mongolian exploration program, all of which has been written off. In January of 2006, the government of Mongolia resigned. The Corporation cannot be assured that it will be granted any further rights under the Production Sharing Contract. However, the Corporation is maintaining a small presence in the country and is assessing its opportunities in Mongolia.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with the consolidated audited financial statements for the years ended December 31, 2005, 2004 and 2003 and related notes thereto included in Item 17 of this Annual Report and with the Selected Financial Data set forth in Item 3 above. Our financial statements are prepared in accordance with U.S. GAAP and are presented in U.S. dollars. All share and per-share amounts have been retroactively adjusted to reflect a 2-for-1 share split that took place in March, 2005.

Operating Results

Fiscal Year 2005 Ended December 31, 2005 versus Fiscal Year 2004 ended December 31, 2004.

In 2005, we recorded our first full year of coalbed methane sales revenue from the Jamison/Twenty Mile field and 10 months of sales from the NE Spotted Horse field. Total revenue of $4,627,000 represented a 4,349% increase compared to revenue of $104,000 recorded in December 2004. The significant increase was attributable to more months of production from these acquisitions, higher average sales prices, and the favorable results of our 43 well drilling program. Total sales volumes for the year ended December 31, 2005 were approximately 682.4 MMcf, an increase of 3,845% compared to 17.3 MMcf recorded for one month of sales in 2004.

Depletion of property and equipment was $1,350,000 or $1.97 per Mcfe, in 2005 compared to $20,000 or $1.18 per Mcfe, in 2004. The increase in depletion expense is attributable primarily to higher production in 2005.

In 2005, impairment expense of $2,125,000 is attributable to the writedown in the value of our Mongolian cost pool. In 2004, we did not record any impairment expense.

General and administrative expense for the year ended December 31, 2005 was $5,520,000 compared to $951,000 for the year ended December 31, 2004. The increased expense is attributable to increasing the Corporation’s technical workforce, increases in legal and accounting fees, additional consulting and investor relations expenses. Additional legal fees are attributable to the Corporation’s special Extraordinary General Meeting held in September, listing application on the American Stock Exchange, three private placements closed in the fourth quarter of 2005, and the filing of the resale registration statement of Form F-3 relating to the private placements, which closed in the fourth quarter of 2005.

Interest income of $125,000 for the year ended December 31, 2005 was attributable to higher average cash balances on hand throughout the year, primarily as a result of net proceeds from equity offerings.

As a result of the increased level of general and administrative expenditures and the impairment of our Mongolian cost center, offset partially by the profit margin contributed by natural gas sales, the net loss of $8,368,000, or $0.17 per basic share, was significantly higher than the $909,000, or $0.04 per share, reported in 2004.

Fiscal Year 2004 Ended December 31, 2004 versus Fiscal Year 2003 Ended December 31, 2003

During the year, we shifted our focus from mineral exploration to petroleum exploration and production. We reported one month of production and sales revenue from one field during the 2004 year.

The net loss of the year was ($909,735), or ($0.04) per share, compared to a net loss of ($173,116), or ($0.01) per share, in the prior year. The higher loss was due to increased levels of corporate activity as management refocused our operations from mineral exploration to natural gas exploration and production. The Jamison/North Twenty Mile fields were acquired December 1, 2004 and revenue recorded from one month of production totaled $103,999. Direct Costs related to production totaled ($42,000), which included Gathering and Transportation of ($39,000), and Operating Expense of ($4,000).

Expenses totaled ($1,013,000) compared to ($173,000) in fiscal 2003. Large changes in expenses occurred in General & Administration Fees, which rose to ($951,000) compared to ($173,000) in the prior year; Depreciation, Depletion and Amortization rose to ($19,000) from zero in the prior year.

The Corporation does not consider the impact of inflation or foreign currency fluctuations to be material.

Liquidity and Capital Resources

The Corporation’s primary source of funds since inception has been through the issuance of its common shares in equity offerings and through the exercise of options and warrants. We have not utilized debt financing or otherwise encumbered any of our assets.

The Corporation’s working capital position as of December 31, 2005 was $18.4 million, including cash and cash equivalents of $29.5 million. The cash balances represent primarily the net proceeds of the private placements completed in 2005.

Storm Cat plans to invest $32.0 million to execute its 2006 drilling and exploration program: $15.0 million in Elk Valley, British Columbia, $10.0million in the Powder River Basin, $3.0 million in Alaska, $1.8million in Saskatchewan, $1.2 million in Alberta and $1.0 million in other projects. The Corporation has $30 million in cash as of December 31, 2005. When adjusting for payments relating to 2005, Storm Cat will have approximately $20 million plus cash flow from its properties to fund its $32 million capital budget for 2006.

We expect to fund our 2006 programs through the private placement of common shares and/or the issuance of debt. There can be no assurance that we will be able to obtain the required funds to finance such programs.

The Corporation does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation’s liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Corporation’s liquidity are substantially determined by the cash flow from natural gas production at the Corporation’s producing projects, the success or failure of the Corporation’s exploration programs, and any future acquisition of new project interests.

As of the following fiscal year ends, the Corporation’s deficit and working capital were as follows:

Liquidity Measures	December 31, 2005	December 31, 2004

Deficit	$9.761 million	$1.393 million
Working capital	$18.445 million	$2.257 million

Fiscal Year Ended December 31, 2005

The Corporation’s working capital totaled $18.445 million as of December 31, 2005 compared to $2.257 million as of December 31, 2004. The increase in cash was due to the issuance of common shares for cash for $45.652 million.

Operating activities used cash of ($2.272 million). the net loss for the year of ($8.368 million) was partially offset by items not involving cash of, depreciation, depletion and amortization of $1.572 million and a $2.125 million impairment. changes in non-cash working capital items included an increase in other current assets of ($360,000), and accounts receivable of ($1.099 million), other liabilities of $1.426 million and accounts payable of $509,000.

Financing activities provided cash of $44.920 million and consisted of issuance of common shares for cash.

Investing activities used cash of ($15.733 million), with restricted investments using cash of ($150,000), capital expenditures - oil and gas properties using cash of ($14.766 million) and other capital expenditures using cash of ($817,000). the corporation’s cash position as of December 31, 2005 was $29.502 million, which was an increase of $26.837 million from the end of fiscal 2004.

During the year, the Corporation issued a total of 33,093,674 (post-split) common shares for proceeds of $44.920 million, net of share issuance costs of ($3.043 million). 18,993,826 (post-split) shares were issued in pursuant to private placements for proceeds of $37.745 million; 646,668 (post-split) shares were issued pursuant to the exercise of stock options for proceeds of $287,000; 13,453,180 (post-split) shares were issued pursuant to the exercise of stock purchase warrants for proceeds of $10.661 million.

Of the common share issued by the Corporation in 2005, 2.143 million are subject to Canadian flow-through provisions that provide certain tax benefits to Canadian shareholders. Please refer Note 15 in the Corporation’s 2005 Consolidated Financial Statements.

Fiscal Year Ended December 31, 2004

The Corporation’s working capital totaled $2.257 million as of December 31, 2004 compared to $430,000 as of December 31, 2003. The increase in cash was due to the issuance of common shares for cash, as well and from the disposal of certain of the Corporation’s mineral property interests. The Corporation also began natural gas production in December 2004 through the acquisition of the Jamison/North Twenty Mile Fields in Wyoming and recorded one month of cash flow from natural gas sales.

Operating activities used cash of ($135,000). The net loss for the year of ($909,000) was partially offset by items not involving cash of amortization and depletion of $36,000. Changes in non-cash working capital items included an increase in account receivable of ($108,000), other current assets of ($78,000), and other current liabilities of $599,000 and a decrease in accounts payable of ($28,000).

Financing activities provided cash of $5.056 million and consisted entirely of issuance of common shares for cash. investing activities used cash of ($2.893 million), with restricted investments using cash of ($26,000), capital expenditures - oil and gas properties using cash of ($2.777 million) and other capital expenditures using cash of ($90,000). The Corporation’s cash position as of December 31, 2004 was $2.665 million, which was an increase of $2.212 million from the end of fiscal 2003.

During the year, the Corporation issued a total of 18,907,384 (post-split) common shares for proceeds of $5.409 million, net of share issuance costs of ($276,000); 15,041,000 (post-split) shares were issued in pursuant to private placements for proceeds of $4.866 million; 93,334 (post-split) shares were issued pursuant to the exercise of stock options for proceeds of $38,000; 3,684,500 (post-split) shares were issued pursuant to the exercise of stock purchase warrants for proceeds of $745,000; and 88,550 (post-split) common shares were issued for Finders Fees.

Research and development, patents and licenses, etc.

Not applicable.

Trend Information

The Corporation is presently exploring certain of its properties for sufficient reserves to justify production, while natural gas is being produced from the Jamison/North Twenty Mile and Northeast Spotted Horse Fields in Wyoming. The Corporation’s revenue in future periods is expected to vary due to the price of natural gas as well as the amount of natural gas produced as new wells are drilled and begin producing and existing wells decline.

The price we receive for our natural gas production is driven by the fundamentals of the North American gas markets. Over the past two years, prices have remained strong due to continuing supply concerns in North America. We expect to see continuing strong prices in 2006.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Tabular Disclosure of Contractual Arrangements

	less 1 year	1-3 years	3-5 years	more than 5 years	Total

Bank debt	—	—	—	—	—
Other long-term debt	—	—	—	—	—
Office Space leases	223	654	66	—	943
Gathering Fee Commitments	1,220	2,874	496	—	4,590

Total contractual obligations	1,443	3,528	562	—	5,533

The Company has not included asset retirement obligations as discussed in Note 5 of the accompanying financial statements, as the Company cannot determine with accuracy the timing of such payments.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

As of April 4, 2006, the directors and officers of the Corporation are:

Name and Municipality of Residence	Position with Corporation	Date of Appointment
J. Scott Zimmerman Denver, Colorado	President, Chief Executive Officer and Director	August 9, 2004 (Director) October 19, 2004 (President) June 23, 2005 (Chief Executive Officer)

Paul Wiesner Centennial, Colorado	Secretary-Treasurer and Chief Financial Officer	March 16, 2005 (Chief Financial Officer) June 23, 2005 (Secretary-Treasurer)

Robert J. Clark Denver, Colorado	Director	January 5, 2006

Michael O’Byrne Calgary, Alberta	Director	September 30, 2003

Robert Penner Calgary, Alberta	Director	January 4, 2005

Michael J. Wozniak Denver, Colorado	Director	June 23, 2005

Keith Knapstad Littleton, Colorado	Vice-President, Operations (USA)	April 15, 2005

Don Martin Calgary, Alberta	Vice-President, Canada & International Operations	August 18, 2005

All directors have a term of office expiring at the next annual meeting of the Corporation expected to be held in June of 2006. All officers have a term of office lasting until their removal or replacement by the board of directors.

J. Scott Zimmerman serves as President, Chief Executive Officer and a Director of the Corporation. He is a Petroleum Engineer and member of the Society of Petroleum Engineers. He graduated from Texas Tech University with a BS in Petroleum Engineering in 1979. Mr. Zimmerman has spent 20 years specializing in coalbed methane gas exploration and production in the Rocky Mountain Region. He is a former Senior Production & Reservoir Engineer with Amoco Production Corporation and was Vice-President, Energy Sector, for J.M. Huber Corporation. Mr. Zimmerman was employed at J.M. Huber Corporation from June 1982 to January 2002 when he became employed in February 2002 as Vice-President of Operations and Engineering for Evergreen Resources, a developer of coalbed natural gas. Mr. Zimmerman devotes 100% of his time to the Corporation’s affairs.

Paul Wiesner is the Chief Financial Officer and Secretary-Treasurer of the Corporation. Mr. Wiesner has over 20 years of experience in financial management, including 13 years in the oil and gas industry for upstream and midstream companies with financial responsibilities ranging from Analyst to Vice-President, Finance. Before joining Storm Cat, he was Chief Financial Officer for NRT Colorado Inc., a corporation with over 150 employees in 20 locations, from April 2002 to March 2005. Mr. Wiesner was a financial analyst at Bear Paw Energy and Crestone Energy Ventures from 2000 to 2002. Prior to 2000, Mr. Wiesner served as CFO for Anchor Bay Corporation, an oil and gas company with assets in the central Rockies. Mr. Wiesner holds a BA in Economics from Claremont McKenna College and an MBA from the MIT Sloan School of Management, and devotes 100% of his time to the Corporation’s affairs.

Michael O’Byrne serves as a Director of the Corporation. Mr. O’Byrne has been involved in the oil and gas business for over 10 years as a Landman, Land Manager and Vice-President, Land. He has been President of OMJ Land Services Ltd. specializing in preparation of joint-venture documentation and other areas of oil and gas administration. He is currently Vice-President, Land for Golden Eagle Energy Ltd. and Chaperon Energy, private oil and gas companies, and as a Director and Principal of White Max Energy, Ltd., a private oil and gas production company.

Robert Penner serves as a Director of the Corporation. Mr. Penner is a Chartered Accountant and a recently retired senior tax partner with KPMG. Mr. Penner was with KPMG from March 1965 to April 2004. He has over 35 years of public accounting experience, and specialized in advising clients on Canadian and International tax matters, with a particular emphasis on the taxation and financing of oil and gas and natural resource projects. He is a member of the Canadian Institute of Chartered Accountants, Institute of Chartered Accountants of Alberta and Manitoba, Canadian Petroleum Tax Society, and the Canadian Tax Foundation. He currently serves as a director of the following companies: Sustainable Energy Technology Ltd, a manufacturer of energy converters traded on the TSX Venture Exchange; Terra Energy, a Canadian oil and gas production company traded on the TSX Venture Exchange; Corridor Resources Inc., a Canadian TSX Venture listed oil and gas company; Golden Eagle Energy Ltd., an unlisted Canadian oil and gas company.

Michael J. Wozniak is a Director of the Corporation and was a partner in the Environmental, Natural Resources and Energy Group of the international law firm of

Dorsey & Whitney LLP from March 2002 until 2005, where he also served as Partner-in-Charge of the Denver office. Mr. Wozniak is a current and founding partner of Beatty & Wozniak LLC, a natural resources law firm located in Denver, Colorado. He received his B.A. degree with distinction from Indiana University in 1976 (Phi Beta Kappa) and his J.D. from the University of Colorado School of Law in 1980. Mr. Wozniak has an active merger, divestiture and acquisition practice, representing buyers and sellers of oil and gas producing properties, midstream assets, gas processing plants and natural gas and oil pipelines throughout the United States. He represents oil and gas clients in regulatory and environmental compliance matters, Public Lands appeals, and natural resources litigation in both state and federal courts. He is licensed to practice law in the states of Colorado and Wyoming, is a member of the Colorado, Wyoming, Southern Ute Tribe and Federal Energy Bar Associations and is a frequent lecturer on natural resources matters.

Robert J. Clark is a Director of the Corporation and is a 38-year veteran of the oil and gas industry. Mr. Clark is President of Bear Cub Energy, LLC, a privately held gas gathering and processing company, which he founded in 2001. In 1995, Mr. Clark formed a predecessor company, Bear Paw Energy LLC, which was sold in early 2001 to Northern Border Partners. Earlier experience included officer positions with Snyder Oil Corporation, Ladd Petroleum Corporation and NICOR, Inc. Mr. Clark received his Bachelor of Science Degree from Bradley University and his M.B.A. from Northern Illinois University. Mr. Clark currently serves on the board of KFX Inc and is a member of the Board of Managers for Bear Cub Energy, LLC and Fluid Compressor Partners LLC. He most recently served on the Board of Directors for Evergreen Resources, Inc. which was sold in late 2004 and Patina Oil and Gas Corporation which was sold in early 2005.

Keith Knapstad is the Vice-President, Operations (USA) and has a strong managerial and operational background, most recently as Manager Powder River Basin Assets for J. M. Huber Corporation from May 2003 to April 2005; a privately held corporation with extensive unconventional resource holdings. Prior to Huber, Mr. Knapstad worked for Marathon Oil Corporation/Pennaco Energy from January 1990 to May 2003 in the Rocky Mountain region managing a multi-disciplined team responsible for engineering and development of various Rocky Mountain producing areas. Mr. Knapstad received a BS in Petroleum Engineering from Montana Tech in 1984.

Don Martin is Vice President, Canada and International Operations, of the Corporation. He has over 25 years exploration and development experience in the western Canadian sedimentary basin. Prior to joining the Corporation, Mr. Martin was with Nytis Exploration Corporation as Vice President Exploitation, a private Canadian based exploration and production company from November 2004 to August 2005. Prior to Nytis, Mr. Martin was employed by Evergreen Natural Resources Canada and its predecessor company Carbon Energy Corporation from January 2001 to October 2004. Mr. Martin rose to the position of Vice President of Canadian Exploration assuming responsibility for all exploration functions as well as the engineering and production operations groups. A professional geologist by trade, Mr. Martin is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, and the Canadian Society of Petroleum Geologists.

Compensation

The following table sets forth all compensation paid and options granted by the Corporation for services rendered during the most recently completed financial year by directors, senior officers, or senior management of the Corporation.

Summary Compensation Table

		Annual Compensation			Stock Options
					No. of
Name and Position	Year	Salary	Bonus	Other Compensation	Options Granted(1)	Exercise Price	Expiry Date
Chris Dyakowski Former Director, Chief Administrative Officer & Chief Financial Officer(2)	2005	$—	$—	$38,716	—	—	N/A

Scott Zimmerman Director, Chief Executive Officer & President	2005	$143,750	$60,000	$8,000	200,000	C$1.90	April 29, 2010

Paul Wiesner Chief Financial Officer(3)	2005	$106,875	$50,000	$—	200,000	C$1.945	March 16, 2010

Craig Steinke, Former Chairman of the Board	2005	$—	$—	$336,853	200,000	C$1.90	April 29, 2010

Michael O’Byrne, Director	2005	$—	$—	$7,101	—	—	N/A

Robert Penner, Director	2005	$—	$—	$8,690	100,000	C$2.85	January 7, 2010

Michael J. Wozniak, Director	2005	$—	$—	$8,500	100,000	C$2.26	September 21, 2010

Keith Knapstad, VP-Operations (USA)	2005	$95,625	$25,000	$—	200,000	C$2.69	April 15, 2010

Don Martin VP, Canada & International Operations	2005	$54,821	$—	$—	200,000	C$2.60	August 18, 2010

(1)                                  Effective March 31, 2005, the issued shares of the Corporation were subdivided on a 1:2 basis. The number of options is on a post-split basis.

(2)                                  Mr. Dyakowski resigned as Chief Financial Officer of the Corporation on March 16, 2005 and as Chief Administrative Officer on June 23, 2005.

(3)                                  Mr. Wiesner was appointed Chief Financial Officer of the Corporation on March 16, 2005.

Board Practices

Term of office

All directors have a term of office expiring at the next annual general meeting, to be scheduled in June 2006, unless re-elected or unless a director’s office is earlier vacated in accordance with the Corporation’s Articles or the provisions of the Business Corporations Act (British Columbia). All officers have a term of office lasting until their removal or replacement by the board of directors.

During the most recently ended financial year, two directors resigned, Ronald K. Husband on January 4, 2005 and Robert Bereskin on April 18, 2005, and two directors were appointed, Craig Steinke on April 18, 2005 and Michael J. Wozniak on June 23, 2005. In April 2006, Craig Steinke resigned from the board of directors.

Service Contracts

Mr. Dyakowski’s services were provided to the Corporation under the terms of a contract for services dated May 21, 2004 between the Corporation and Max Investments Inc. pursuant to which Mr. Dyakowski was paid the sum of $5,000 per month. This contact terminated on June 22, 2005 and Mr. Dyakowski resigned as a director of the Corporation on January 6, 2006 and as an officer of the Corporation on June 23, 2005.

Mr. Steinke’s services were provided to the Corporation under the terms of a contract for services dated October 1, 2003 between the Corporation and Reconnaissance Energy International pursuant to which Mr. Steinke was paid varying amounts between $5,000 and $10,000 per month depending on the amount of services provided to the Corporation. This contract terminated on December 31, 2005.

Board Committees

The Board has established three committees, an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee is currently comprised of Michael O’Byrne, Robert Penner, and Robert Clark. The Compensation Committee is currently comprised of Michael O’Byrne and Michael Wozniak and the Nominating Committee is currently comprised of Michael O’Byrne, Robert Clark and Michael Wozniak.

Audit Committee

The members of the Audit Committee do not have any fixed terms for holding their positions, are appointed by and may be replaced by the Board of Directors. Audit Committee members do not receive any separate or additional remuneration for acting as members of the committee. It has the responsibility of reviewing with management and the Corporation’s independent auditors the annual financial statements and related footnotes, management’s discussion and analysis and the annual information form, all for recommending their approval by the Board of Directors. The shareholders of the Corporation recently adopted an Audit Committee Charter that mandates the Audit Committee assists the Board in fulfilling its financial oversight responsibilities. The

Audit Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.               the quality and integrity of the Corporation’s financial statements and other financial information;

2.               the compliance of such statements and information with legal and regulatory requirements;

3.               the qualifications and independence of the Corporation’s independent external auditor (the “Auditor”); and

4.               the performance of the Corporation’s internal accounting procedures and Auditor.

The Audit Committee shall be comprised of three or more members. Each member of the Audit Committee must be a member of the Board and must be able to read and understand fundamental financial statements, including the Corporation’s balance sheet, income statement, and cash flow statement.

The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Audit Committee at its next scheduled meeting.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

Compensation Committee

The members of the Compensation Committee do not have any fixed terms for holding their positions, are appointed by and may be replaced by the Board of Directors. Committee members do not receive any separate or additional remuneration for acting as members of the committee. The Compensation Committee is currently comprised of Michael O’Byrne and Michael Wozniak. It has the responsibility of discharging the responsibilities of the Board of Directors relating to compensation of the Corporation’s officers and directors, to provide general oversight of the Corporation’s compensation structure including equity compensation plans and benefits programs and to perform the additional specific duties and responsibilities set out in the Compensation Committee Charter.

The Compensation Committee will consist of at least two members, all of whom will be independent directors of the Corporation, and one of whom will act as chairperson. An “independent” director is a director who is independent, as determined by the Board, within the definitions prescribed for executive compensation committee members by applicable stock exchange listing standards, and applicable laws or U.S. Securities and Exchange Commission (“SEC”) rules. Committee members will be appointed, and the Chairperson will be selected from among them, by the Board.

The Compensation Committee will have the authority to retain, at the Corporation’s expense, such outside consultants, legal counsel, and other advisors as it determines is appropriate to assist it in the full performance of its functions, including the authority to approve such advisors’ fees and other engagement terms.

Nominating Committee

The members of the Nominating Committee do not have any fixed terms for holding their positions, are appointed by and may be replaced by the Board of Directors. Committee members do not receive any separate or additional remuneration for acting as members of the committee. The Nominating Committee is currently comprised of Michael O’Byrne, Robert Clark and Michael Wozniak. The Corporation recently adopted a Nominating Committee Charter that requires the following:

The Nominating Committee (a) assists the Board, on an annual basis, by identifying individuals qualified to become Board members, and recommends to the Board the director nominees for the next annual meeting of shareholders; (b) assists the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and recommends to the Board qualified individuals to fill any such vacancy; and (c) recommends to the Board, on an annual basis, director nominees for each Board committee.

The Nominating Committee will consist of no fewer than three members, each of whom will be appointed and removed by the Board of Directors. A majority of the members of the Committee will constitute a quorum. Each member of the Committee will be a director of the Corporation and qualify as independent in accordance with the listing standards of the American Stock Exchange.

Employees

As of December 31, 2005, Storm Cat had 15 full-time employees.  There are 4 senior officers, 6 employees focusing on geology, engineering and land, and 4 employees in administrative support and accounting.  The 15 full-time employees represents a significant increase from the prior years because of the Corporation’s increased asset base and activity with developing and operating those assets.

Share Ownership

The following table sets out the share ownership of the directors and officers of the Corporation as of February 28, 2006:

Name and Position	No of Common Shares Owned, Directly or Indirectly	Percentage of Issued and Outstanding Common Shares
Chris Dyakowski Former Director, Chief Administrative Officer & Chief Financial Officer	485,400	0.732%

Scott Zimmerman Director, Chief Executive Officer & President	1,061,500	1.6%

Paul Wiesner Chief Financial Officer & Secretary	—	—

Craig Steinke, Former Director and Chairman of the Board	1,776,048	2.68%

Michael O’Byrne, Director	—	—

Robert Penner, Director	—	—

Michael J. Wozniak, Director	10,000	0.15%

Keith Knapstad, Vice President-Operations (USA)	—	—

Don Martin Vice President, Canada & International Operations	4,000	0.006%

(1)           Based on 66,337,574 issued and outstanding common shares of the Corporation as of February 28, 2006.

Stock Options

The following table sets forth the number of stock options held by the directors and officers of the Corporation as of March 20, 2006.

Name and Position of Optionee	No. of Options Outstanding	Expiry Date	Exercise Price
Michael O’Byrne Director	120,000	November 28, 2008	C$0.30
	130,000	March 2, 2009	C$0.50

Craig Steinke Former Director & Chairman	130,000	March 2, 2009	C$0.50
	200,000	April 29, 2010	C$1.90

J. Scott Zimmerman Director, President & Chief Executive Officer	900,000	August 25, 2009	C$0.50
	200,000	April 29, 2010	C$1.90

Paul Wiesner Chief Financial Officer & Secretary	200,000	March 16,2010	C$1.945

Keith Knapstad Vice-President, Operations (USA)	200,000	April 15, 2010	C$2.69

Don Martin Vice-President, Canada & International Operations	200,000	August 18, 2010	C$2.60

Michael Wozniak Director	100,000	September 21, 2010	C$2.26

Robert Clark Director	100,000	January 5, 2011	C$3.24

Share Option Plan

The shareholders of the Corporation adopted an Amended and Restated Share Option Plan (the “Plan”) at the extraordinary general meeting held on October 20, 2005 (the “Meeting”). The key amendments to the Plan included the following:

1.               the maximum aggregate number of common shares reserved for issuance under the Plan was changed from 10% of the issued and outstanding common shares at the time of the option grant to a fixed maximum number of 7,000,000 common shares including all options that were outstanding when the Plan was adopted; and

2.               a cashless exercise provision was added to permit Optionees to exercise their Option and pay the exercise price (and any applicable withholding taxes) of the Option in a number of ways without using their personal funds, at the discretion of the Board of Directors of the Corporation, as follows:

a.               an Optionee to tender existing common shares in the Corporation;

b.              the Corporation to withhold an appropriate number of common shares issuable upon exercise of the Option;

c.               the Corporation to arrange a broker-assisted sale of an appropriate number of common shares; or

any combination thereof, in a sufficient number based on the fair market value at the time of tendering, withholding or selling such common shares to satisfy the exercise price and any applicable withholding taxes and commissions, if applicable.

The Plan provides that the directors of the Corporation may grant options to purchase common shares on terms that the directors may determine, within the limitations of the Plan.

The Plan complies with the requirements of TSX Venture Exchange (“TSX-V”) Policy 4.4 for Tier 1 issuers. This is a “fixed” plan as the maximum number of shares reserved for issuance pursuant to the grant of stock options is 7,000,000 common shares. The exercise price of an option issued under the Plan is determined by the directors, but may not be less than the closing market price of the Corporation’s shares on the day preceding the date of granting of the option less any available discount, in accordance with the policies of the TSX-V. No option may be granted for a term longer than ten years. An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Plan by reason of death, retirement or otherwise.

The principal features of the Plan are as follows:

1.               The maximum number of common shares issuable pursuant to the Plan (including all options that were outstanding when the Plan was adopted) shall not exceed 7,000,000.

2.               The maximum number of shares under option to the benefit of one person under the Plan may not exceed 5%, on an annual basis, of the total of the issued and outstanding shares of the Corporation (on a non diluted basis) at the time of grant (in the case of a consultant, as defined by the Exchange’s policies, the annual maximum is 2%).

3.               In the case where the holder of an option is engaged in investor relations activities (as defined by the Exchange’s policies) for the Corporation or one of its subsidiaries, the total number of shares under option may not exceed 2% of the total of the issued and outstanding shares of the Corporation (on a non-diluted basis) at the time of grant.

4.               The options granted will have a maximum term of 10 years from the date of grant.

5.               The option is non-assignable and non-transferable.

6.               If an optionee ceases to be employed by the Corporation or provide services to the Corporation or a subsidiary of the Corporation (other than as a result of being dismissed from employment or service for cause), any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed by the Corporation or ceases to provide services to the Corporation, as the case may be.

7.               In the event of the death of an optionee, the optionee’s heirs or administrators may exercise any portion of the outstanding option up to a period of one year from the date of the optionee’s death or the termination date of the option, whichever is earlier.

8.               Any common shares subject to an option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

9.               The exercise price of an option will be set by the Board of Directors of the Corporation at the time such option is allocated under the Plan and cannot be less than the discounted market price.

10.         Vesting of options is at the discretion of the Board of Directors of the Corporation.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Corporation.

As of December 31, 2005, to the best of the Corporation’s knowledge, only the following hold, directly or indirectly, more than 5% of the issued common shares of the Corporation. To the best of the knowledge of the Corporation, there are no voting arrangements with other shareholders of the Corporation. The Corporation’s major shareholders do not have different voting rights from other shareholders.

The information in the table above is based on the Registered Shareholder List maintained by the transfer agent of the Corporation as of December 31, 2005.

Name and Address of Securityholder	Beneficial Owner(s)	Total Number of Securities Held	% of Issued Securities of this Class
Touradji Global Resources Master Fund 101 Park Ave, 47th Floor New York, NY 10178	Unknown	4,651,162	9.80%

The Corporation is a publicly owned corporation, the majority of the common shares of which are owned by persons resident outside the United States. To the best of the Corporation’s knowledge, the Corporation is not directly owned or controlled by another corporation or any foreign government. No arrangements exist, to the knowledge of the Corporation, the operations of which may at a subsequent date result in a change in control of the Corporation.

As of December 31, 2005, the Registered Shareholder List maintained by the transfer agent of the Corporation confirmed that 14,931,776 (or approximately 22.7%) of the 65,654,388 issued and outstanding common shares were held by 43 shareholders with addresses of record in the United States.

Related Party Transactions

During the period December 31, 2005 up to and including the date hereof, no related party transactions occurred other than as described below or otherwise disclosed herein.

Christopher Dyakowski, our former Chief Administrative Officer and a former Director, controls Max Investments, a private investment company that previously provided management services to the Corporation under a management contract. During the year ended December 31, 2005, the Corporation paid Max Investments $35,000 for management services.

Craig Steinke, our former Chairman, is the owner of a private company, Reconnaissance Energy, which the Corporation paid $154,366 in 2005 for consulting services.

Carmen Etchart, our former Corporate Secretary, was paid administrative fees of $39,149 in 2005.

Michael Wozniak, a Director, was previously a partner in the law firm of Dorsey & Whitney LLP for which we paid $109,436 in 2005 for legal services. We also paid $61,933 to Beatty and Wozniak PC for legal services. Mr. Wozniak is a current partner at such firm.

Michael J. O’Byrne, a director of Storm Cat, is Vice-President of Land and a Principal of the Moose Mountain lessee. In February 2005, the Corporation entered into a Farm-In agreement called “Moose Mountain” in eastern Saskatchewan. Storm Cat paid C$750,000 consideration to the lessee upon execution of the Farm-In agreement, and agreed to pay approximately C$475,000 of the first two years’ work commitment and approximately C$95,000 of technical and geological expenses. Subsequently, the Corporation will pay 45% of the working interest share of costs and will receive a 45% working interest share of production until payout. After payout, the Corporation’s interest will convert to a 30% working interest in these lands. Mr. O’Byrne abstained from Storm Cat’s decision to enter into the farm-in agreement.

2005 Fiscal Year

On February 24, 2005, the Corporation issued by way of private placement a total of 3,200,000 (pre-split) units at a price of $3.90 (pre-split) per unit, each unit consisting of one common share and one warrant. Each warrant entitling the holder to purchase one additional common share for a term of two years ending on February 24, 2007 at a price of $5.20 (pre-split) per share. Effective March 31, 2005, the issued shares of the Corporation were subdivided on a 1:2 basis. J. Scott Zimmerman, a director and officer of the Corporation, and Chris Dyakowski, a director and officer of the Corporation at the time, participated in this private placement as to 26,000 and 20,000 units, respectively. Mr. Dyakowski ceased as a director of the Corporation on January 5, 2006 and as an officer on June 23, 2005.

During the year ended December 31, 2005, no related party transactions occurred other than as described above or otherwise disclosed herein.

Interests of Experts and Counsel

Storm Cat is filing this Form 20-F as an annual report and therefore, this item is not required.

Item 8. Financial Information

See Part III, Item 17, “Financial Statements.”

Item 9. The Offer and Listing

Markets and Price History of the Shares

Our common shares are traded on the American Stock Exchange under the symbol “SCU” and the TSX Venture Exchange under the symbol “SME.”  The following tables set forth the reported high and low prices of our common shares for the past five years on a post-split basis.

Annual High and Low Market Price for the Five Most Recent Fiscal Years on the

TSX Venture Exchange (C$)†**

Fiscal Year Ended	High	Low
December 31, 2005	$4.36	$1.50
December 31, 2004	$2.745	$0.275
December 31, 2003	$0.425	$0.05
December 31, 2002	$0.13	$0.05
December 31, 2001	$0.15	$0.115

Annual High and Low Market Price for the Five Most Recent Fiscal Years on the

American Stock Exchange (US$)†*

Fiscal Year Ended	High	Low
December 31, 2005	$3.75	$2.01

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years:

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years on the

TSX Venture Exchange (C$)†**

Quarter Ended	High	Low
March 31, 2006	$3.86	$2.85
December 31, 2005	$4.36	$2.40
September 30, 2005	$3.35	$1.50
June 30, 2005	$3.88	$1.78
March 31, 2005	$3.25	$2.25
December 31, 2004	$2.745	$0.525
September 30, 2004	$0.60	$0.43
June 30, 2004	$0.81	$0.375
March 31, 2004	$0.65	$0.275

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years on the

American Stock Exchange (US$)†*

Quarter Ended	High	Low
March 31, 2006	$3.37	$2.38
December 31, 2005	$3.75	$2.01

Monthly High and Low Market Price for the Most Recent Six Months:

Monthly High and Low Market Price for the Most Recent Six Months on the

TSX Venture Exchange (C$)†**

Month Ended	High	Low
May 31, 2006	$3.12	$2.43
April 30, 2006	$3.46	$2.95
March 31, 2006	$3.55	$2.91
February 28, 2006	$3.86	$2.85
January 31, 2006	$3.40	$2.69
December 31, 2006	$3.80	$2.80

Monthly High and Low Market Price for the Most Recent Six Months on the

American Stock Exchange (US$)†*

Month Ended	High	Low
May 31, 2006	$2.82	$2.32
April 30, 2006	$2.99	$2.61
March 31, 2006	$3.05	$2.50
February 28, 2006	$3.37	$2.57
January 31, 2006	$3.04	$2.38
December 31, 2005	$3.29	$2.43

† We completed a two-for-one forward share split on March 31, 2005. All share prices have been adjusted for the share split effective March 31, 2005.

* Our common shares began trading on the American Stock Exchange on October 3, 2005.

** Our common shares began trading on the Canadian Venture Exchange (now the TSX Venture Exchange) under the name Toby Ventures, Inc., on November 15, 2001. We changed our name to Storm Cat Energy Corporation on January 30, 2004, with no consolidation of capital.

Plan of Distribution

Storm Cat is filing this Form 20-F as an annual report and therefore, this item is not required.

Selling Shareholders

Storm Cat is filing this Form 20-F as an annual report and therefore, this item is not required.

Dilution

Storm Cat is filing this Form 20-F as an annual report and therefore, this item is not required.

Expenses of the Issue

Storm Cat is filing this Form 20-F as an annual report and therefore, this item is not required.

Item 10. Additional Information

Share Capital

Storm Cat is filing this Form 20-F as an annual report and therefore, this item is not required.

Memorandum and Articles of Association

Incorporation

The Corporation was incorporated under the name Toby Ventures Inc. pursuant to the Corporation Act (British Columbia) by registration of its memorandum in British Columbia, Canada, under Certificate of Incorporation #606963 on May 15, 2000. The Corporation changed its name to Storm Cat Energy Corporation on January 30, 2004. The Corporation transitioned under the Business Corporations Act (British Columbia) effective May 19, 2004. Effective June 14, 2004, the Corporation amended its Articles to increase its authorized share capital from 20,000,000 common shares without par value to an unlimited number of common shares without par value. The Corporation does not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia. Rather, the Corporation is, by such corporate laws, entitled to carry on any activities whatsoever that are not specifically precluded by other statutory provisions of the Province of British Columbia.

Powers and Functions of the Directors

The powers and functions of the directors are set forth in the Corporation’s Articles, the current version of which were adopted on May 21, 2004 and amended on June 23, 2005, and in the Business Corporations Act (British Columbia). They provide that:

(a)                                  a director who is in any way interested in a proposed contract or transaction with the Corporation must disclose the nature and extent of his interest and abstain from voting on the approval of the proposed contract or transaction;

(b)                                 a director is not deemed to be interested in a proposed contract or transaction merely because it relates to the remuneration of a director in that capacity. The directors may, in the absence of an independent quorum, vote compensation to themselves;

(c)                                  there are no specific limitations on the exercise by the directors of the Corporation’s borrowing powers;

(d)                                 there are no provisions for the retirement or non-retirement of directors under an age limit; and

(e)                                  there is no requirement for a director to hold any shares in the Corporation.

Rights and Restrictions Attached to the Shares

As all of the Corporation’s authorized and issued shares are of one class of common shares, there are no special rights or restrictions of any nature or kind attached to any of the shares. All authorized and issued shares rank equally in respect to the declaration and receipt of dividends and rights to share in any profits or surplus on liquidation, dissolution or winding-up of the Corporation. Each share has attached to it one non-cumulative vote. Shareholders are not liable to further capital calls by the Corporation.

Alteration of Share Rights

The rights of holders of issued shares of the Corporation may be altered only with the approval of the holders of two-thirds or more of the shares of the Corporation voted at a meeting of the shareholders of the Corporation called and held in accordance with applicable law.

Annual General Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. Pursuant to the Business Corporations Act (British Columbia), the Corporation is required to hold an annual meeting in each year, not more than 15 months after the date of the most recent annual meeting. The directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of the issued shares of the Corporation may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations

The Corporation’s Articles and charter documents do not contain limitations prohibiting non-residents, foreigners or any other group from holding or voting shares.

Change of Control

There are no provisions in the Corporation’s Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Corporation, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Corporation or any of its subsidiaries.

Share Ownership Reporting Obligations

There are no provisions in the Corporation’s Articles requiring share ownership to be disclosed.

Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Corporation. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

Material Contracts

The following material contracts have been entered into by the Corporation within the past two years, copies of which may be inspected between the hours of 9:00 am and 4:00 p.m. at the head office of the Corporation located at Suite 2310, 1125 – 17th Street, Denver, Colorado, 80202. See the section of this Form 20-F entitled “Exhibits.”

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting remittance of interest, dividends or other payments to non-resident holders of common shares of the Corporation. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a company owning at least 10% of the outstanding common shares) pursuant to the reciprocal tax treaty between Canada and the United States. See the section of this Form 20-F entitled “Taxation.”

Except as provided in the Investment Canada Act (the “ICA”), which has provisions which govern the acquisition of a control block of voting shares by a person who is not a Canadian resident (a “non-Canadian”) of a company carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of British Columbia or in the charter documents of the Corporation.

Investment Canada Guidelines – General Summary

The following describes those provisions of the ICA of general concern with respect to an investment in the Corporation by non-Canadians. This general description is followed by a description of the provisions of the ICA specifically concerning acquisitions of oil and gas interests in Canada. This material is only a general guide and does not include all the details found in the ICA. For the application of the ICA to a particular situation, one should consult the specific provisions of the ICA and obtain appropriate legal counsel.

The ICA requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the ICA. In the case of an acquisition of a Canadian business, the gross value of the assets which exceeds certain threshold levels, or where the business activity is related to Canada’s cultural heritage or national identity, an application for review needs to be filed with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity. Investments by non-Canadians subject to notification under the ICA include an investment to establish a new Canadian business and an investment to acquire control of a Canadian business that is not reviewable pursuant to the ICA.

If an investment is reviewable under the ICA, an application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied the investment is likely to be of net benefit to Canada. If the Minister is not satisfied the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment. The following investments by a non-Canadian are subject to review under the ICA:

1.                                       direct acquisitions of control of Canadian businesses with assets of C$5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

2.                                       direct acquisitions of control of Canadian businesses with assets of C$265 million or more by a WTO investor;

3.                                       indirect acquisitions of control of Canadian businesses with assets of C$5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which are being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.                                       indirect acquisitions of control of Canadian businesses with assets of C$50 million or more even if such assets represent less than 50% or the total value of the assets of the entities, the control of which are being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.                                       an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

An acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent, and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian company is acquired by an investor.

A WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture, and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners, or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The ICA specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

The Regulations under the ICA specify remedies, offences and punishments applicable.  Civil penalties apply for non-compliance with any provision, and criminal penalties may also apply.

Investment Canada Guidelines – Oil and Gas Interests

There are special considerations that apply in determining whether various transactions involving the acquisition of interests in oil and gas properties are subject to either notification or review under the ICA.

The ICA governs the control of a business acquired through both the acquisition of voting interests and acquisition of assets. With respect to oil and gas properties, the relationship among the participants in a particular field or well will ordinarily constitute a joint venture, as defined under the ICA. A voting interest, with respect to a joint venture, is defined to mean “an ownership interest in the assets thereof that entitles the owner to receive a share of the profits and to share in the assets on dissolution”. The acquisition of a working interest is thus equivalent to the acquisition of a voting interest in a joint venture. The acquisition of less than a majority (50% or less) of the voting interests of a joint venture is deemed not to be an acquisition of control under the ICA. Therefore, if the interest being acquired, combined with any existing interest owned by the investor in the property, does not exceed 50%, there is no acquisition of control and the transaction is not subject to the ICA. However, if the minority interests being acquired represent all or substantially all of the oil and gas business of the vendor, there will be an acquisition of control of the vendor’s business.

The acquisition of minority working interests may also be subject to the ICA where there is an acquisition of a controlling interest in a corporation which holds the minority working interests. Depending on the facts however, it may be possible to view such an acquisition as in essence the acquisition of minority voting interests in a joint venture or ventures (rather than as the acquisition of shares in a corporation), in which case the transaction would not be subject to the ICA.

A royalty interest is neither a voting interest nor an asset used in carrying on the Canadian business. The same is true for a net profit interest. Therefore, the acquisition of a royalty or net profit interest will not ordinarily be treated as the acquisition of control of a business.

Each property or well governed by a separate operating agreement is treated as a separate business. Therefore, if the investor is acquiring a package of interests in separate properties, and there is no acquisition of a majority working interest in at least one of those properties, there will be no acquisition of control of any business, notwithstanding the value of the investment.

Each set of properties subject to a unitization or pooling agreement is treated as one Canadian business. Therefore, where an investor is acquiring working interests in one or more properties that are the subject of a unitization or pooling agreement, he may acquire a majority interest in that or those properties without being subject to the ICA, so long as his overall holdings will not constitute a majority of the interests in the unit or pool.

If an investor determines that he is acquiring control of one or more oil and gas businesses, he must then determine which filing procedure applies under the ICA –

notification or application for review. This depends not simply on the value of the interest being acquired but on the overall asset value of the property or properties of which control is being acquired.

The ICA thresholds for review for a direct acquisition of control of a Canadian business are set out above. Regulations under the ICA state that where control of an entity is acquired, the value of the assets shall be the value of all assets of the entity, as shown on the audited financial statements of the entity for its most recent fiscal year (i.e. book value). With respect to the acquisition of a controlling interest in an oil and gas property or unit, the “entity” is the “joint venture” between the participants on the property or unit. Financial statements are not ordinarily prepared in relation to the activities of the “joint venture”. Therefore, to determine the asset value of the joint venture, it is necessary to aggregate the value of the individual interests in the joint venture.

Where the investor encounters problems in aggregating the individual interests, the ICA permits the investor to complete his notification or application for review by giving reasons for his inability to provide any required information. Where control of more than one entity is acquired as part of the same investment, the investor must aggregate the value of all assets of all entities of which control is acquired to determine if the investment is reviewable. Therefore, if a number of controlling interests in different oil and gas businesses are being acquired as part of the same transaction, the investor must aggregate the values of the joint ventures in respect of all those businesses to determine which filing procedure, notification or application for review applies.

Taxation

Canadian Federal Income Tax Consequences

The following summary discusses only the material Canadian federal income tax consequences generally applicable to a holder of common shares of the Corporation who is a resident of the United States and who is not a resident of Canada and who holds the common shares as capital property (a “non-resident holder”). Accordingly, shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences. This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Canada Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to March 27, 2006. This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.

Dividends

Under the ITA, dividends paid or deemed to have been paid by a company resident in Canada to a non-resident holder will generally be subject to withholding tax at a rate of 25%. The Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on June 14, 1983, March 28, 1984, March 17, 1995 and July 29, 1997

(the “Treaty”), provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a company resident in Canada to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is also a company that is a resident of the United States which owns at least 10% of the voting shares of the company paying the dividend. However, if the U.S. resident shareholder is an LLC, the withholding rate is 25%.

Disposition of Common Shares

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the share and reasonable expenses of disposition. Currently, the ITA specifies that one-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds the shareholder’s taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share unless the share represents “taxable Canadian property” to the holder thereof. Generally, a common share of a Canadian resident corporation listed on a prescribed stock exchange, including both the TSX Venture Exchange and the American Stock Exchange, such as a common share of the Corporation, will not constitute taxable Canadian property to the non-resident holder unless the non-resident holder held the common share as capital property used in carrying on a business (other than an insurance business) in Canada, or unless the non-resident holder or persons with whom the non-resident holder did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital shares of the Corporation.

Where a non-resident holder is an individual who has ceased to be resident in Canada, and at the time such holder ceased to be a Canadian resident elected to have the common shares treated as taxable Canadian property, the holder will be subject to Canadian tax on any capital gain realized on disposition of the common shares, subject to the relieving provisions of the Treaty described below. The common shares may also be taxable Canadian property to a non-resident holder if the non-resident holder acquired them pursuant to certain “rollover” transactions. This would include transactions under Sections 85 and 87 of the ITA, which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of common shares of the Corporation that constitute taxable Canadian property, the Treaty exempts the non-resident holder from liability for Canadian tax in certain circumstances. Notwithstanding the potential exemption from Canadian tax provided under the Treaty, where a non-resident holder disposes of shares that are taxable Canadian property, the non-resident holder is required to file a Canadian income tax return in respect of such dispositions. If the U.S. resident shareholder is an LLC, this potential exemption does not apply.

ALL SHAREHOLDER AND PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING COMMON SHARES OF THE CORPORATION.

Dividends and Paying Agents

Storm Cat is filing this Form 20-F as an annual report and therefore, this item is not required.

Statement by Experts

Storm Cat is filing this Form 20-F as an annual report and therefore, this item is not required.

Documents on Display

The material contracts listed herein may be inspected between the hours of 9:00am and 4:00p.m. at the head office of the Corporation located at Suite 2310, 1125 – 17th Street, Denver, Colorado, 80202.

Subsidiary Information

The Corporation has the following wholly owned private company subsidiaries:

Name and Head Office Address	Jurisdiction of Incorporation or Organization	Nature of Business
Storm Cat Energy (USA) Corporation Suite 2310, 1125 17th Street Denver, CO 80202 United States	United States	Oil and Gas Drilling and Exploration and holding entity for US Investments

Storm Cat Energy Mongol Co. Ltd. Prime Minister Amar’s Street 2 Sukhbaatar District Ulaanbaatar Mongolia	Mongolia	Operating entity for Corporation’s assets in Mongolia

Storm Cat Energy USA Operating Corporation Suite 2310 1125 17th Street Denver, CO 80202 United States	United States	Operating entity for Corporation’s assets in US

Name and Head Office Address	Jurisdiction of Incorporation or Organization	Nature of Business
Triple Crown Gathering Corporation Suite 3210 1125 17th Street Denver, CO 80202 United States	United States	Well head gathering and transportation

Storm Cat Energy (Powder River) LLC Suite 2310 1125 17th Street Denver, CO 80202 United States	United States	Oil and Gas Drilling and Exploration

Storm Cat Energy (Alaska) LLC Suite 2310 1125 17th Street Denver, CO 80202 United States	United States	Oil and Gas Drilling and Exploration

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Currency Exchange Rate Sensitivity

The results of the Corporation’s operations are subject to currency translation risk and currency transaction risk.  Regarding currency translation risk, the operating results and financial position of the Corporation and Corporation’s subsidiaries are reported in US dollars in the Corporation’s consolidated financial statements.  The Corporation incurs certain costs in US dollars.  The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Corporation’s functional currency is the US dollar and its activities are predominantly executed using the US dollar.  To date, the Corporation has completed its equity financings in both US and Canadian dollars.  The Corporation has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time due to the small amount of exposure.

Interest Rate Sensitivity

The Corporation currently has no short term or long term debt requiring interest payments.  As a result, the Corporation has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Corporation will be dependent, to a significant extent, upon prevailing spot market prices for oil and gas. In the past oil and gas prices have been volatile.  Prices are subject to wide fluctuations in response to changes in supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Corporation.  The Corporation has forward sold a portion of its gas production through October 2006.  Please refer to Item 10.

Item 12. Description of Securities Other Than Equity Securities

Storm Cat is filing this Form 20-F as an annual report and therefore, this item is not required.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

The Corporation has not had any material default, dividend arrearage or delinquency.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

On March 31, 2005, the Corporation completed a two-for-one forward share split.

On June 23, 2005, the Corporation’s shareholders approved a resolution to increase the maximum aggregate number of shares that may be reserved for issuance under the Corporation’s Amended and Restated Option Share Plan dated April 15, 2005 (the “Plan”), from 3,525,866 common shares to 10% of the issued and outstanding shares at the time of the option grant. In addition, on June 23, 2005, the Corporation’s shareholders approved a resolution to completely accelerate the vesting of all then-unvested options, except for those options granted to consultants conducting investor relations activities, as defined in the Plan.

On October 10, 2005, the Corporation’s shareholders approved a resolution providing advance approval for issuance, by private placement, of the Corporation’s common shares equal to or exceeding 20% of the Corporation’s issued and outstanding share capital at any time during a twelve month period beginning on October 20, 2005. In addition, on October 20, 2005, the Corporation’s shareholders approved a resolution decrease the maximum aggregate number of common shares reserved for issuance under the Plan to 7,000,000 shares and provide a cashless exercise feature for optionees under the Plan.

Pursuant to Rule 463 under the Securities Act of 1933, as amended, “Use of Proceeds” is not required under Item 14.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures.

The Corporation maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Corporation in the reports that the

Corporation files or submits to the Securities and Exchange Commission under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms, and that information is accumulated and communicated to the Corporation’s management, including the Corporation’s principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. The Corporation’s management evaluated, with the participation of the Corporation’s principal executive and principal financial officers, the effectiveness of the Corporation’s disclosure controls and procedures as of the fiscal year ended December 31, 2005. Based upon this evaluation, the Corporation’s principal executive and principal financial officers concluded that, as of December 31, 2005, the Corporation’s disclosure controls and procedures were effective.

Item 16. [Reserved]

Not Applicable.

Item 16A. Audit Committee Financial Expert.

The Corporation’s Board of Directors has determined that Robert Penner is the audit committee financial expert. The Board of Directors has also determined that Robert Penner is independent under the listing standards of the American Stock Exchange.

Item 16B. Code of Ethics.

The Corporation has adopted a code of ethics that applies to the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Corporation’s code of ethics is attached hereto as Exhibit 11 hereto.

Item 16C. Principal Accountant Fees and Services.

Hein & Associates LLP, an independent registered public accounting firm, audited the Corporation’s financial statement for the year ended December 31, 2005. Amisano Hanson, Chartered Accountants, an independent registered public accounting firm, audited the Corporation’s financial statements for the year ended December 31, 2004. The Audit Committee pre-approves all audit and non-audit services provided by the Corporation’s auditors.

The Corporation paid its auditors the following fees for services in the years ended December 31, 2005 and December 31, 2004:

	Fiscal Year 2005	Fiscal Year 2004

Audit Fees(1)	$85,000	$38,450
Audit Related Fees(2)	2,971	—
Tax Fees(3)	1,395	—

Item 16D. Exemptions from the Listing Standards for Audit Committees.

The Corporation is not operating under an exemption from the listing standards for audit committees.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There were no purchases of the Corporation’s equity securities made by or on behalf of the Corporation or any “affiliated purchaser” during the fiscal year ended December 31, 2005.

Item 17. Financial Statements

See attached Schedule of Financial Statements.

Item 18. Financial Statements

Not applicable.

(1)  These figures include the aggregate fees billed for services rendered by the Corporation’s auditors for the audit of our annual financial statements included in our Form 20-F and the review of the financial statements included in certain of our reports furnished on Form 6-K.

(2)  These figures include the aggregate fees, if any, billed for services rendered by the Corporation’s auditors for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which were not included under the caption, “Audit Fees,” above.

(3)  These figures include the aggregate fees, if any, billed for services rendered by the Corporation’s auditors for tax compliance, tax advice, and tax planning.

Item 19. Exhibits.

Exhibit
Number	Description

1.1	Notice of Articles, dated July 14, 2005 (incorporated by reference to exhibit 4.1 to Storm Cat’s registration statement on Form F-3 filed on December 23, 2005 (Commission File No. 333-130688))

1.2.1	Articles, dated May 21, 2004 (incorporated by reference to exhibit 4.2.1 to Storm Cat’s registration statement on Form F-3 filed on December 23, 2005 (Commission File No. 333-130688))

1.2.2	Amendment to Articles, dated June 23, 2005 (incorporated by reference to exhibit 4.2.2 to Storm Cat’s registration statement on Form F-3 filed on December 23, 2005 (Commission File No. 333-130688))

2.1	Specimen of Common Share Certificate (incorporated by reference to exhibit 4.7 to Storm Cat’s registration statement on Form F-3 filed on December 23, 2005 (Commission File No. 333-130688))

2.2*

Form of Warrant to Purchase Common Shares of Storm Cat Energy Corporation, issued by Storm Cat Energy Corporation in favor of each of the Investors in the private placements that closed on February 24, 2005

2.3

Form of Registration Rights Agreement entered into by and between Storm Cat Energy Corporation and each of the Investors in the private placements that closed on October 25, 2005, November 30, 2005 and December 21, 2005 (incorporated by reference to exhibit 99.2 to Storm Cat’s report on Form 6-K furnished on November 1, 2005 (Commission File No. 001-32628))

2.4

Form of Warrant to Purchase Common Shares of Storm Cat Energy Corporation, issued by Storm Cat Energy Corporation in favor of each of the Investors in the private placements that closed on October 25, 2005, November 30, 2005 and December 21, 2005 (incorporated by reference to exhibit 99.3 to Storm Cat’s report on Form 6-K furnished on November 1, 2005 (Commission File No. 001-32628))

2.5

Form of Warrant to Purchase Common Shares of Storm Cat Energy Corporation, issued by Storm Cat Energy Corporation in favor of Kevin Dewitt Davis and Barbara Zimmerman (incorporated by reference to exhibit 4.5 to Storm Cat’s registration statement on Form F-3 filed on December 23, 2005 (Commission File No. 333-130688))

2.6

Form of Warrant to Purchase Common Shares of Storm Cat Energy Corporation, issued by Storm Cat Energy Corporation in favor of J. Scott Zimmerman and William Zimmerman (incorporated by reference to exhibit 4.6 to Storm Cat’s registration statement on Form F-3 filed on December 23, 2005 (Commission File No. 333-130688))

4.1

Storm Cat Energy Corporation Amended and Restated Share Option Plan (incorporated by reference to exhibit 99.1 to Storm Cat’s registration statement on Form S-8 filed on November 16, 2005 (Commission File No. 333-129765))

4.2

Form of Option Commitment relating to Storm Cat Energy Corporation Amended and Restated Share Option Plan (incorporated by reference to Schedule A to the Storm Cat Energy Corporation Amended and Restated Share Option Plan filed as exhibit 99.1 to Storm Cat’s registration statement on Form S-8 filed on November 16, 2005 (Commission File No. 333-129765))

4.3

Purchase Agreement between Toby Ventures, Inc. (n/k/a Storm Cat Energy Corporation) and Harlow Ventures dated August 22, 2000 (incorporated by reference to exhibit 4.A to Storm Cat Energy Corporation’s Annual Report on Form 20-F filed on July, 24, 2002 (Commission File No. 000-49947))

4.4

Option Agreements between Toby Ventures, Inc. (n/k/a Storm Cat Energy Corporation) and Officers and/or Directors Christopher Dyakowski, Ronald Husband and Sandra Morton (incorporated by reference to exhibit 4.C to Storm Cat Energy Corporation’s Annual Report on Form 20-F filed on July, 24, 2002 (Commission File No. 000-49947))

4.5*+	Farmin between Delta Resources Inc., Marin Energy Ltd. and Jem Resources Ltd. as Farmors and Storm Cat Energy Corporation as Farmor, dated January 17, 2005

4.6*+	Purchase and Sale Agreement by and between Palo Petroleum, Inc., Paso Gaso Pipeline, LLC, Storm Cat Energy Corporation and the other parties named therein, dated January 18, 2005

4.7*+	Farmin Agreement between Golden Eagle Energy Ltd. and Storm Cat Energy Corporation, dated February 15, 2005

4.8*+	Farmin and Operating Agreement between Encana Oil & Gas Partnership and Storm Cat Energy Corporation, dated June 29, 2005

8*	List of Subsidiaries

11*	Code of Ethics

12.1*	Rule 13a-14(a) Certification of Chief Executive Officer

12.2*	Rule 13a-14(a) Certification of Chief Financial Officer

13*	Rule 13a-14(b)/Section 1350 Certifications

15.1*	Consent of Hein & Associates LLP, Independent Registered Public Accounting Firm, with respect to Storm Cat

15.2*	Consent of Amisano Hanson, Chartered Accountants, with respect to Storm Cat

15.3*	Consent of Sproule Associates Inc., Independent Reservoir Engineer, with respect to Storm Cat

15.4*	Consent of Netherland, Sewell & Associates, Independent Reservoir Engineer, with respect to Storm Cat

* Filed herewith

+ Portions of this Exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Storm Cat Energy Corporation

Denver, Colorado

We have audited the consolidated balance sheet of Storm Cat Energy Corporation and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

\s\ Hein & Associates LLP

Denver, Colorado
April 5, 2006

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,

Storm Cat Energy Corporation

We have audited the consolidated balance sheet of Storm Cat Energy Corporation and subsidiaries as of December 31, 2004 and the consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis or our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Storm Cat Energy Corporation and subsidiaries as at December 31, 2004 and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in accordance with U.S. generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
April 8, 2005	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus.net

STORM CAT ENERGY CORPORATION ‘S

CONSOLIDATED BALANCE SHEET

December 31, 2005 and 2004

(Stated in US Dollars, In Thousands)

	December 31,
	2005	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents:	$29,502	$2,665
Accounts receivable:
Joint Interest Billings	703	—
Revenue receivable	504	108
Prepaid costs and other current assets	445	85
Total current assets	31,154	2,858

PROPERTY AND EQUIPMENT:
Oil and gas properties: Full Cost method
Undeveloped property	5,078	623
Developed property	23,367	2,178
Impairments	(2,125)	—
Less accumulated depreciation, depletion & amortization	(1,502)	(20)
Oil and gas properties, net	24,818	2,781

Other property and equipment	911	94
Less accumulated depreciation	(106)	(16)
Total other property, net	805	78

Total property and equipment, net	25,623	2,859

Restricted investments	176	26

Total assets	$56,953	$5,743

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	3,821	—
Revenue payable	313	—
Accrued and other liabilites	7,844	601
Flow-through share liability	731	—
Total current liabilities	12,709	601

Asset retirement obligation	793	79

Total liabilities	13,502	680
Commitments - Notes 2, 7, 10 & 14
SHAREHOLDERS’ EQUITY
Common stock, without par value	50,858	5,938
Unlimited common shares authorized 65,654,388 (2004: 32,560,714) common shares outstanding
Contributed surplus	2,203	289
Accumulated other comprehensive income	151	229
Deficit	(9,761)	(1,393)
Total shareholders’ equity	43,451	5,063

Total liabilities and shareholders’ equity	$56,953	$5,743

The accompanying notes are an integral part of these financial statements

STORM CAT ENERGY CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

For the years ended December 2005, 2004 and 2003

(Stated in US Dollars, in Thousands)

	December 31,
	2005	2004	2003
OPERATING REVENUES:
Oil and gas revenue	$4,627	$104	$—

EXPENSES:
Operating Costs
Gathering & Transportation	1,229	39	—
Operating	2,443	4	—
General and administrative	5,521	951	173
Loss on disposition of property	56	—	—
Accretion expense	65
Depreciation, depletion & amortization	1,583	19	—
Mongolian property impairment	2,125	—	—
Total operating expense	13,022	1,013	173

Operating Loss	(8,395)	(909)	(173)

Interest Income	125
Loss on foreign Currency	(98)	—	—

NET LOSS	$(8,368)	$(909)	$(173)

Basic and diluted loss per share	$(0.17)	$(0.04)	$(0.02)

Weighted average number of shares outstanding Basic and diluted	49,107,553	21,455,630	11,236,892

The accompanying notes are an integral part of these financial statements

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts in thousands of U.S. dollars, unless otherwise indicated

STORM CAT ENERGY CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 2005, 2004 and 2003

(Stated in US Dollars, in Thousands)

	December 31,	December 31,	December 31,
	2005	2004	2003
Cash flows from operating activities:
Net Loss	$(8,368)	$(909)	$(173)
Adjustments to reconcile net loss to net cash
Used in operating activities:
Depreciation, depletion, amortization	1,572	36	—
Accretion Expense	65	79	—
Impairments	2,125	—	—
Loss on disposition of properties	(56)	—	—
Stock-based compensation	1,914	274	39
Changes in operating working capital:
Changes in operating assets and liabilities:
Accounts receivable	(1,099)	(108)	10
Other Current Assets	(360)	(78)	(7)
Accounts Payable	509	(28)	21
Other Current Liabilities	1,426	599	2
Net cash used in operating activities	(2,272)	(135)	(108)
Cash flows from investing activities:
Restricted Investments	(150)	(26)	—
Capital expenditures – oil and gas properties	(14,766)	(2,777)	(2)
Other capital expenditures	(817)	(90)	(4)
Net cash used in investing activities	(15,733)	(2,893)	(6)
Cash flows from financing activities:
Share Issuance Costs	(3,774)	(267)	—
Issuance of shares for cash	48,694	5,323	464
Net cash used in financing activities	44,920	5,056	464
Effect of exchange rate changes on cash	(78)	184	41
Net increase in cash and cash equivalents	26,837	2,212	391
Cash and cash equivalents and beginning of period	2,665	453	62
Cash and cash equivalents at end of period	$29,502	$2,665	$453

Non Cash Items excluded from the cash flow were:
Capital Accrual related to oil and gas asset additions and the associated liability that was accrued or in trade accounts payable	$10,173
Asset Retirement Obligation	649	79	—

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts in thousands of U.S. dollars, unless otherwise indicated

STORM CAT ENERGY CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2005, 2004 and 2003

(Stated in US Dollars)

	Common				Other
	Shares		Share	Contributed	Comprehensive	Accumulated	Total Stareholder
In thousands of dollars, except share and per share amounts	Shares	Amount	Subscription	Surplus	Income	Deficit	Equity

Balance, January 1,2003	10,653,330	$393	$—	$—	$—	$(310)	$83
Issuance of shares for cash:		—	—	—	—	—	—
-pursuant to a private placement	3,000,000	114	—	—	—	—	114
Shares subscribed for cash	—	—	350	—	—	—	350
Non-cash compensation charge	—	—	—	27	—	—	27
Adjustment for stock-based compensation	—	—	—	12	—	—	12
Comprehensive income							—
Net loss						(173)	(173)
Foreign currency translation					45		45
Total comprehensive income	—	$—	$—	$—	$—	$—	$(128)

Balance, December 31,2003	13,653,330	507	350	39	45	(484)	458
Issuance of shares for cash:		—	—	—	—	—
Adjustment for stock-based compensation	—	—	—	—	—	—	—
-pursuant to a private placements	15,041,000	4,866	(350)	—	—	—	4,517
-pursuant to stock options exercised	93,334	38	—	—	—	—	38
-pursuant to warrants exercised	3,684,500	745	—	—	—	—	745
Share issuance costs	—	(267)	—	—	—	—	(267)
Finders fees	88,550	—	—	—	—	—	—
Shares subscribed for cash	—	—	22	—	—	—	22
Trans. from contributed surplus on stock options exercised	—	25	—	(26)	—	—	(1)
Non-cash compensation charge	—	—	—	276	—	—	276
Comprehensive loss
Net loss						(910)	(910)
Foreign currency translation					184		184
Total comprehensive income	—	$—	$—	$—	$	$	$(726)

BALANCE AT DECEMBER 31, 2004	32,560,714	5,916	22	289	229	(1,394)	5,063
Issuance of shares for cash:
-pursuant to a private placements	18,993,826	37,745	—	—	—	—	37,745
-pursuant to warrants exercised	13,453,180	10,661	—	—	—	—	10,661
-pursuant to stock options exercised	646,668	287	—	—	—	—	287
Share issuance costs	—	(3,043)	—	—	—	—	(3,043)
Flow-through share liability	—	(731)					(731)
Non-cash compensation charge	—	—	—	1,914	—	—	1,914
Comprehensive loss
Net loss						(8,368)	(8,368)
Foreign currency translation	—	—	—	—	(78)		(78)
Total comprehensive income	—	$—	$—	$—	$—	$—	$(8,446)

BALANCE AT DECEMBER 31, 2005	65,654,388	$50,836	$22	$2,203	$151	$(9,762)	$43,451

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts in thousands of U.S. dollars, unless otherwise indicated

Note 1            Basis of Presentation and Summary of Significant Accounting Policies

a)              Nature of Operations

Storm Cat Energy Corporation (“Storm Cat” or the “Company”) is an independent oil and gas company focused on exploration and development of unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Corporation has producing properties in Wyoming’s Powder River Basin. Its primary exploration and development acreage is located in Canada and United States. Storm Cat has also conducted exploration activities in Mongolia.

b) Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Storm Cat, incorporated in British Columbia, and its consolidated subsidiaries, and have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated in consolidation.

In December 2005, Storm Cat adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American exploration and development companies. Unless otherwise indicated, all dollar amounts in these consolidated financial statements are expressed in U.S. dollars.

Prior to December 2005, Storm Cat presented its financial statements using generally accepted accounting principles in Canada, utilized the Canadian dollar as its reporting currency and provided a reconcilliation to U.S. GAAP. We have reclassified certain prior year amounts to conform to the current year’s presentation. The effects of such changes on the quarterly financial information previously presented for the first three quarters of 2005 is shown in Note 13.

c)              Estimates, Assumptions and Judgments

Because a precise determination of many assets and liabilities is dependent upon future events, the timely preparation of consolidated financial statements for a period necessarily requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets, liabilities, revenue and expenses and in the disclosure of commitments and contingencies.  Actual results will differ from these estimates as future confirming events occur, and such differences could be significant.

Amounts recorded by Storm Cat for depreciation, depletion and amortization expense and for asset retirement costs and obligations, as well as amounts used for ceiling test and impairment calculations, are based on estimates of natural gas reserves and future costs required to develop those reserves. By their nature, these estimates of reserves, future prices and future costs are subject to measurement uncertainty. Differences between the estimates and actual results could have a significant impact on related future cash flows and on the consolidated financial statements of future periods.

The amount of compensation expense recorded in connection with the Company’s incentive stock options is based on assumptions which can be highly subjective, including the risk-free rate, the expected dividend yield and volatility of the Company’s common shares, and the expected stock option life. Changes in these input assumptions can have a significant impact on the estimation of fair value of options at the date of grant and thus on the related expense recognized by the Company.

d)             Foreign Currency Translation

The Company’s functional and reporting currency is the U.S. dollar.

The accounts of self-sustaining operations are presented using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while the revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the self-sustaining operations are included as a separate component of shareholders’ equity.

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into the functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the consolidated statement of operations.

e)  Cash and Cash Equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar instruments, with a maturity of three months or less when purchased.

f)                Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g)           Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized on a country-by-country (cost center) basis. Such costs include land acquisition costs, geological and geophysical expenditures, carrying charges on non-producing properties, drilling costs, overhead charges directly related to acquisition and exploration activities and the fair value of estimated future abandonment costs.

Costs capitalized, together with the costs of production equipment, are depleted using the units-of-production method whereby capitalized costs, as adjusted for future development costs, are amortized over the total estimated proved reserves as determined by independent petroleum engineers.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unproved properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion or is reported as a period expense, as appropriate. In the year ended December 31, 2005, Storm Cat recognized expense of approximately $2.125 million impairment of its previously capitalized costs in Mongolia. The events that gave rise to the impairment analysis are the lack of infrastructure and recent resignation of government officials. No such impairments occurred in the years ended December 31, 2004 and 2003.

Proceeds from sales, if any, of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the estimated proved oil and gas reserves attributable to a cost center.

Under the full cost method of accounting, capitalized oil and gas property costs, less accumulated depletion and net of related deferred income taxes, if any, may not exceed an amount referred to as the “ceiling.”  The ceiling is the sum of the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves plus the lower of cost or fair market value of unproved properties. The present value of estimated future net revenues is computed by pricing estimated future production of proved reserves at current period end product prices, and then deducting future expenditures estimated to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions.  If the amount of capitalized costs exceeds the ceiling, a write-down of the capitalized costs is required unless commodity prices increase subsequent to the end of the period such that the deficiency is reduced or eliminated. Once a write-down has been recorded, it may not be reversed in a subsequent period.  During the years ended December 31, 2005 and 2004, Storm Cat was not required to record any write downs of producing assets pursuant to the ceiling test rules.  The Company had no producing assets in the year ended December 31, 2003.

j)                 Natural Gas Sales and Major Purchasers

The Company records revenue from natural gas sales when delivery to the customer has occurred and title has transferred. This generally occurs when natural gas has been delivered to a pipeline. Storm Cat uses the entitlements method of accounting for its natural gas sales, whereby the Company’s proportionate share of deliveries is recognized as revenue. To the extent that the Company receives more or less than its proportionate share, a gas imbalance is recorded. At December 31, 2005 and 2004, such imbalances were insignificant.

In the years ended December 31, 2005 and December 31, 2004, the Company had the following sales to purchasers who represented more than 10% of Storm Cat’s annual natural gas sales revenue:

	2005	2004
BP Energy	—	100%
Enserco Energy Inc.	80%	—

Although Storm Cat sells the majority of its production to a few purchasers, there are numerous other purchasers in the areas in which the Company’s properties are located.  Accordingly, management does not believe that a loss of one or more of Storm Cat’s major purchasers would have a significant adverse effect on the Company’s operations.

k)              Stock-Based Compensation

Storm Cat grants stock options at exercise prices equal to the fair market value of the Company’s common shares at the date of the grant, and accounts for its options using the fair value method.  The fair value is determined using a Black-Scholes option-pricing model that takes into account the share price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying shares and the expected dividends, and the risk-free interest rate over the expected life of the option.

The fair value of stock-based compensation is expensed, with a corresponding increase to capital surplus.  Upon exercise of stock options, the consideration paid upon exercise is recorded as additional value of common shares, and the amount previously recognized in capital surplus is reclassified to common shares.  The fair value of the options issued by the Company during 2005, 2004, and 2003 was estimated under U.S. GAAP using the same assumptions as under Canadian GAAP. The Company’s practice has been to recognize expense related to share-based payments in its income statements and, therefore, does not expect the adoption of Statement of Financial Accounting Standards No. 123R (“SFAS No. 123R”) to have any effect on its financial statements.

l)                 Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.  The Company has recorded a full valuation allowance for all of its tax assets.

m)           Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated giving effect to the potential dilution that would occur if vested stock options and stock purchase warrants were exercised.  The dilutive effect of options and warrants is computed by application of the treasury stock method which assumes that proceeds from the exercise of in-the-money options and warrants would be used to repurchase common shares at average market prices during the period.  Diluted amounts are not presented when the effects of the computations are anti-dilutive due to net losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share for the years ended December 31, 2005, 2004 and 2003.

n)    Comprehensive Loss

Comprehensive loss consists of net loss and the effects of currency translation.  Comprehensive loss is presented in the consolidated statements of shareholders’ equity.

o)    Effects of Recently Issued Accounting Pronouncements

The Securities and Exchange Commission issued Staff Accounting Bulletin No. 106 (“SAB No. 106”) in September 2004 regarding the application of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS No. 143”) for oil and gas producing entities that follow the full cost accounting method. SAB No. 106 states that after adoption of SFAS No. 143, the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet should be excluded from the present value of estimated future net cash flows used for the full cost ceiling test calculation. The Company has calculated its ceiling test computation in this manner since the adoption of SFAS No. 143 and, therefore, SAB No. 106 had no effect on the Company’s financial statements.

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — An Interpretation of SFAS No. 143,” (“FIN No. 47”) which clarifies the term “conditional asset retirement obligation” used in SFAS No. 143, and, specifically, when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption did not have an impact on the company’s financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets,” (“SFAS No. 153”) which changes the guidance in Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transaction” (“APB 29”). SFAS No. 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective during fiscal years beginning after June 15, 2005. The new standard will be effective for the Company beginning January 1, 2006.  The

Company does not believe the adoption of SFAS No. 153 will have a material impact on its financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections,” (“SFAS No. 154”) which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes” and Statement of Financial Accounting Standards No. 3, “Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The new standard will be effective for the Company beginning January 1, 2006. The Company does not expect that the adoption of SFAS No. 154 will have an impact on the Company’s financial statements.

p)    Concentration of Credit Risk

The Company’s cash equivalents and short-term investments are exposed to concentrations of credit risk. The Company manages and controls this risk by investing these funds with major financial institutions.

The Company’s receivables are comprised of oil and gas revenue receivables and joint interest billings receivable. The amounts are due from a limited number of entities. Therefore, the collectability is dependent upon the general economic conditions of the few purchasers and joint interest owners. The receivables are not collateralized. However, to date the Company has had minimal bad debts.

q)    Fair Value

The Company’s financial instruments including cash and cash equivalents, restricted cash, short-term investments, accounts receivable and accounts payable are carried at cost, which approximates fair value due to the short-term maturity of these instruments.

Note 2                                     Oil and Gas Properties

The following table summarizes presents information regarding the Company’s net costs incurred in the purchase of proved and unproved properties and in exploration and development activities:

	Year Ended December 31, 2005
	United
	States	Canada	Mongolia	Total
	(In thousands)
Acquisitions:
Proved	$6,823	$—	$—	$6,823
Unproved	1,814	—	—	1,814
Total acquisitions	$8,637	$—	$—	$8,637

Exploration Costs	458	5,515	(1,275)	4,698

Development Costs	8,730	—	—	8,730
Total Including Asset retirement obligation	$17,697	$5,515	$(1,275)	$22,065

Total Excluding Asset retirement obligation	$16,983	$5,515	$(1,275)	$21,214

Depletion expense related to proved properties per equivalent Mcf of production for the years ended December 31, 2005 and 2004 was $1.97 and $1.18, respectively.   As we have no proved properties in Canada and Mongolia, there was no depletion in 2005 or 2004.  We also impaired our total Mongolian property.  The impairment taken in 2005 was $2.1 million.

At December 31, the Company’s unproved properties consist of leasehold costs in the following areas:

	2005	2004

Mongolia	$828	$456
Wyoming	1,933	—
Alaska	375	167
Canada	1,942	—
	$5,078	$623

The following table represents the additions, net of transfers to proved oil and gas properties and to unproved acreage from 2004 through December 31, 2005:

Net Acquisition

Years	Costs
2004	$623
2005	4,455

Unproved Mineral Interest as of December 31, 2005	$5,078

United States

Wyoming

In December, 2004, the Company acquired a 100% working interest before payout (90% after payout) in 1,481 gross acres of the Jamison/North Twenty Mile fields, located in Campbell County, Wyoming, for consideration of $1.25 million. In February 2005, the Company acquired 6,320 gross acres of leases in the NE Spotted Horse Field, located on the eastern portion of the Powder River Basin approximately 35 miles northwest of Gillette, Wyoming, for consideration of approximately $8.7 million after purchase price adjustments. The acquisition included the seller’s gas gathering assets, which were subsequently sold in January 2006 as described in Note 14.  All of the Company’s natural gas production in 2005 and 2004 relates to these two fields.

Alaska

In November 2004, Storm Cat acquired two Petroleum and National Gas leases in the onshore Cook Inlet region of Alaska comprising approximately 18,400 unproved gross acres for total consideration of approximately $204,000. The rentals are $1.50 per acre for 2006 (the second year), $2.00 per acre for the third year, $2.50 per acre for the fourth year and $3.00 per acre for the fifth year.

In January 2005, the Company acquired an additional lease in the Cook Inlet region comprising approximately 3,751 unproved gross acres in close proximity to the existing acreage.  Consideration for this lease was a payment of approximately $9,000 and the assumption by Storm Cat of all future rental obligations estimated annual rental of $3.00 per acre, expiring January 1, 2009.

In May 2005, Storm Cat was the successful bidder on the May 2005 Cook Inlet State Lease Sale on 8 tracts in the Cook Inlet.  Total consideration for these leases is estimated at $6.00 per acre.  We tendered a deposit in the amount of $56,693.  The determination of the Company’s final acreage position from the State of Alaska is expected during the second quarter of 2006.  When the leases are issued, Storm Cat will owe the remaining consideration due the State on approximately 20,000 acres.  The term of the leases will be 7 years and rentals are $1.00 per acre for the first year, $1.50 per acre for the second year, $2.00 per acre for the third year, $2.50 per acre for the fourth year and $3.00 per acre for the fifth and following years.

Canada

Saskatchewan

In February 2005, Storm Cat entered into a Farm-In agreement with respect to an exploration permit called “Moose Mountain” with a related party in eastern Saskatchewan.  The Moose Mountain exploration permit comprises approximately 236,000 unproved gross acres of land (368 contiguous sections).   Storm Cat paid C$750,000 consideration to the leasee upon execution of the Farm-In agreement, and agreed to pay approximately C$475,000 of the first two years’ work commitment and approximately C$95,000 of technical and geological expenses.   Subsequently, Storm Cat will pay its 45% working interest share of costs and will receive its 45% working interest share of production until payout, which will be considered to have occurred when Storm Cat’s 45% share of production reaches 2.5 bcfe.  After payout, Storm Cat’s interest will convert to a 30% working interest in these lands.

British Columbia

In June 2005, the Company entered into a Farm-In and Joint Venture agreement on approximately 78,000 gross acres of provincial lands and freehold mineral rights in the Elk Valley area in the southeast part of British Columbia.  Under the terms of the agreement, Storm Cat has been granted access to all existing infrastructure and facilities on the lands and has committed to spend a total of C$12.0 million over three years (of which C$2.0 million must be spent in the first year) in order to earn a 50% working interest in the property.  Through December 2005, Storm Cat has spent approximately C$3.3 million on the Elk Valley project.

Alberta

In the fourth quarter of 2005, Storm Cat acquired two additional prospects in the south central portion of Alberta.  In the Cessford area, Storm Cat secured access to approximately 3,200 gross acres through a drill-to-earn agreement whereby the Company must drill prior to March 15, 2006 (subject to rig availability).  The Company has 60 days after rig release of each well to elect to drill the next one. Each well earns the Company 640 gross acres.  To earn all 3,200 acres, the Company must drill a total of 5 wells.  In the Red Deer area, Storm Cat was the successful bidder on approximately 2,100 acres in the December 2005 Alberta Crown Land Sale.  Consideration paid for the Red Deer leases, which have a lease term of five years, was approximately C$1.1million.

Note 3           Impairments

Mongolia

In the second quarter of 2004, pursuant to a five-year Production Sharing Contract, the Mongolian government granted Storm Cat the exclusive rights for conducting coal bed methane gas operations in the Noyon prospect area in the South Gobi region of Mongolia.  In the fourth quarter of 2004, Storm Cat was granted a second exploration block known as the Tsiadam prospect area.

The exploration program on the Noyon prospect was completed in March 2005.  Results of testing showed that, while the potential resource is relatively large, production of the reserves would be not economic under current conditions due to lack of infrastructure.  Exploration activities on the Tsaidam prospect were undertaken throughout 2005.  In December of 2005, Storm Cat determined that as with Noyon, production of the reserves would be not economic under current conditions and due to political instability.

In the year ended December 31, 2005, Storm Cat recognized expense of approximately $2.125 million impairment of its previously capitalized costs in Mongolia.  At December 31, 2005, Storm Cat has no capitalized costs related to its exploration in Mongolia.  The Company cannot be assured that it will be granted any further rights under its Production Sharing Contract.

At December 31, 2003, Storm Cat held mineral interests in British Columbia and in Argentina, all of which were expensed under U.S. generally accepted accounting principles.

In January 2004, the Company entered into an agreement to sell a 50% undivided interest in its British Columbia mineral claims to a company related to Storm Cat by way of a former director.  Storm Cat received C$10,000 upon execution of a letter of intent and was scheduled to receive an additional C$10,000 in December 2004.  Subsequent to December 31, 2004, the option agreement was terminated and the claim reverted back to the Company.  Storm Cat has ceased all activities related to these claims.

In February 2004, 100% of the interests in Argentina were sold for C$10,000 to a company, one of whose directors was also a director of Storm Cat.

Following the sale of the Argentina interests and the abandonment of the British Columbia mineral claims, the Company determined that it would focus its efforts solely on its oil and natural gas operations.

Note 4           Restricted Investments

Storm Cat was required to post three performance bonds totaling $176,000 in connection with its operations in Wyoming. The funds are held as insured interest bearing certificates of deposit at an interest rate of 2.5% payable annually.

On Deposited With	Deposited Amount	Term Renewal Date

1st Interstate Bank	20,000.00	April 27, 2007
1st Interstate Bank	75,000.00	April 27, 2007
1st Interstate Bank	55,000.00	July 15, 2006

Note 5          Asset Retirement Obligation

The estimated fair value of the future costs associated with dismantlement, abandonment and restoration of oil and gas properties is recorded when the assets are placed into service, generally through acquisition or completion of a well.  The net estimated costs are discounted to present values using a risk-adjusted rate over the estimated economic life of the properties.  Such costs are capitalized as part of the basis of the related asset and are depleted as part of the applicable full cost pool.  The associated liability is recorded initially as a long-term liability.  Subsequent adjustments to the initial asset and liability are recorded to reflect revisions to estimated future cash flow requirements.  In addition, the liability is adjusted to reflect accretion expense as well as settlements during the period.  The accretion expense is recorded as a component of depreciation, depletion and amortization expense in the accompanying consolidated financial statements.

Asset Retirement Obligation	2005	2004
Balance beginning of period	$79,000	$—
Liabilities assumed	649,000	79,000
Accretion expense	65,000	—
Balance end of period	$793,000	$79,000

The Company did not have any asset retirement obligations prior to its acquisition of producing properties in 2004.

Note 6                                     Share Capital

a)              Common Stock

In June 2004, the Company changed its authorized share capital to an unlimited number of common shares without par value.  Effective March 31, 2005, the Company undertook a two-for-one share split.  All share and per share amounts included in these financial statements have been restated to give retroactive effect, as necessary, to the effect of the share split.

The Company completed the following private placements in 2004:

•                  January 16, 2004, closed on gross proceeds of C$497,000 resulting in 3,976,000 common share (split-adjusted) units at a price of C$0.125 per unit.

•                  May 4, 2004 closed on gross proceeds of C$1,500,000 resulting in 3,750,000 common share (split-adjusted) units at a price of C$0.40 per unit.

•                  October 18, 2004 closed on gross proceeds of C$750,000 resulting in 1,875,000 common share (split-adjusted) units at a price of C$0.40 per unit. Each unit consisted of one common share and one transferable common share purchase warrant exercisable until April 18, 2006 at a price of (split-

adjusted) C$0.50 per share if exercised with in the first 12 months and at a price of $0.625 in the remaining six months.

•                  November 10, 2004 closed on gross proceeds of C$1,000,000 resulting in 1,600,000 common share (split-adjusted) units at a price of C$0.625 per unit. Each unit consisted of one common share and one-half transferable common share purchase warrant exercisable until November 10, 2005 at a price of (split-adjusted) C$0.775 per share.

•                  December 17, 2004 closed on gross proceeds of C$2,400,000 resulting in 3,840,000 common share (split-adjusted) units at a price of C$0.625 per unit. Each unit consisted of one common share and one-half transferable common share purchase warrant exercisable until December 17, 2005 at a price of (split-adjusted) C$0.775 per share.  As finder’s fees, the Company paid a registered securities dealer 576,000 units with the same terms as the units described above.

The Company completed the following private placements in 2005:

•                  February 24, 2005, closed on gross proceeds of C$12,480,000 resulting in 6,400,000 common share (split-adjusted) units at a price of C$1.95 per unit. Each unit consisted of one common share and one transferable common share purchase warrant, with each warrant exercisable at a price of (split-adjusted) C$2.60 until February 24, 2007.  As finder’s fees, the Company paid five registered securities dealers a total of C$263,179.53 in cash and issued 165,996 units with the same terms as the units described above.

•                  September 27, 2005, closed on gross proceeds of C$4,500,000 resulting in 1,875,000 common share units at a price of C$2.40 per unit. From flow through share units, gross proceeds of C$6,000,002 resulting in 2,142,858 shares at a price of C$2.80 per unit.  Each unit consisted of one common share and 0.5 common share purchase warrant, with each warrant exercisable at a price of C$3.00 until March 27, 2007.  As finder’s fees, the Company paid three registered securities dealers a total of C$787,500 in cash and issued 301,339 warrants with the same terms as the warrants described above.

•                  October 20, 2005, closed on gross proceeds of $10,948,512 resulting in 5,092,331 common share units at a price of $2.15 per unit.  Each unit consisted of one common share and 0.30 transferable common share purchase warrant, with each warrant exercisable at a price of $2.52 until October 20, 2007.  As finder’s fees, the Company paid three registered securities dealers a total of $656,911 in cash.

•                  November 21, 2005, closed on gross proceeds of $4,999,999 resulting in 2,325,581 common share units at a price of $2.15 per unit.  Each unit consisted of one common share and 0.30 transferable common share purchase warrant, with each warrant exercisable at a price of $2.52 until

October 20, 2007.  As finder’s fees, the Company paid two registered securities dealers a total of $300,000 in cash.

•                  December 5, 2005, closed on gross proceeds of $2,499,999 resulting in 992,063 common share units at a price of $2.52 per unit.  Each unit consisted of one common share and 0.30 transferable common share purchase warrant, with each warrant exercisable at a price of $2.97 until October 20, 2007.  As finder’s fees, the Company paid two registered securities dealers a total of $150,000 in cash.

b)             Stock-Based Compensation Plan

The Company has granted options to purchase common shares to certain of its employees, directors and consultants. These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant.

The Company has reserved a total of 7,000,000 shares for issuance under the terms of the Storm Cat Energy Corporation Amended and Restated Share Option Plan, dated April 15, 2005.  All options granted prior to the approval of the amended and restated plan are included in the number of options covered under the plan.

A summary of the status of the share option plan as of December 31, 2005, 2004 and 2003, and changes during the years then ended, is presented below:

	2005		2004		2003
	Number of Shares	Weighted Average Exercise Price (1)	Number of Shares	Weighted Average Exercise Price (1)	Number of Shares	Weighted Average Exercise Price (1)

Options outstanding at beginning of year	2,570,000	$0.45	1,210,000	$0.30	798,000	$0.13

Options granted	1,990,000	$2.26	1,800,000	$0.53	1,210,000	$0.30
Options exercised	(634,168)	$(0.53)	(93,334)	$(0.50)	—	—
Options expired/cancelled	(101,666)	$(1.00)	(346,666)	$(0.35)	(798,000)	$(0.13)

Options outstanding at end of year	3,824,166	$1.30	2,570,000	$0.45	1,210,000	$0.30

Options exercisable at end of year	2,151,944		865,834		151,250

(1) Exercise price is in Canadian dollars.

At December 31, 2005, there were options outstanding to purchase 3,824,166 shares of the Company’s common stock as follows:

Number of Options	Exercise Price ($C)	Weighted Average Remaining Contractual Life

652,500	$0.30	November 28, 2009
1,291,666	$0.50	April 21, 2009
120,000	$1.275	December 6, 2009
100,000	$1.65	August 1, 2010
600,000	$1.90 - $1.945	April 15, 2010
430,000	$2.22 - $2.32	June 2, 2010
30,000	$2.45 - $2.54	September 4, 2010
400,000	$2.60 - $2.69	June 17, 2010
200,000	$2.85	January 7, 2010
3,824,166

The fair value of the stock-based compensation has been determined using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003

Risk free rate	3.97%	2.7%	3.0%
Dividend yield	0%	0%	0%
Expected volatility	109.0-114.0%	90.3%	223.0%
Weighted average expected term option life	5 yrs	5 yrs	5 yrs

The weighted average fair value at the date of grant of stock options granted was as follows:

In Thousands (except per option value)(1)	2005	2004	2003

Weighted average fair value per option	$1.796	$0.414	$0.380
Total options vested	2,151,944	865,834	151,250
Total fair value of options vested (000)	$3,865	$358	$57

(1) Amounts are in Canadian Dollars

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Stock-based compensation expense is recognized for the fair value of stock options granted, with a corresponding increase to contributed surplus. The appropriate amount of contributed surplus is reclassified to share capital upon exercise of stock options.  Consideration paid upon exercise of options is recorded as an increase to share capital.

c)              Share Purchase Warrants

As of December 31, 2005, there are 7,450,692 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

	Number of Shares	Exercise Price (1)	Expiration Date
10/18/2004	100,000	$0.625	April 18, 2006
2/24/2005	3,588,866	$2.60	February 24, 2007
9/27/2005	937,500	$3.00	March 27, 2007
9/27/2005	301,339	$2.40	March 27, 2007
10/25/2005	1,527,696	$2.52	October 25, 2007
11/30/2005	697,574	$2.26	October 25, 2007
12/21/2005	297,617	$2.54	October 25, 2007
	7,450,692

(1) Exercise price is in Canadian dollars.

d)             Paid Warrant

At December 31, 2004, the Company had received C$27,500 in respect to the exercise of share purchase warrants.  The warrants were subsequently exercised and 55,000 common shares were issued at C$.50 per share for C$27,500. There were no outstanding share subscriptions at December 31, 2005.

Note 7                                     Related Party Transactions

The Company incurred the following charges with directors and officers of the Company, companies with common directors and a law firm of which a director of the company is a partner:

	2005	2004	2003
Administration fees	$—	$25	$—
Consulting fees	$179	$45	$—
Legal & accounting	$156	$6	$15
Share Issuance costs	$152	—	—
Management fees	$29	$73	$26
Property evaluation	—	$19	$—
Deferred exploration costs:	—	—	—
Transportation & accommodation	$—	$—	$1

(Amounts Stated in Thousands)	$516	$168	$42

In February 2005, Storm Cat entered into a Farm-In agreement with respect to an exploration permit called “Moose Mountain” involving a related party in eastern Saskatchewan.  Storm Cat paid C$750,000 consideration to the leasee upon execution of the Farm-In agreement, and agreed to pay approximately C$475,000 of the first two years’ work commitment and approximately C$95,000 of technical and geological expenses.

During the year ended December 31, 2004, the Company recorded a gain on disposal of mineral property of $1K in respect to the sale of mineral properties to a company with a common director.

As of December 31, 2005, accounts payable includes $39,000 owing to officers of the Company and a law firm of which a director of the Company is a partner. As of December 31, 2004, such amount was $38,000. All outstanding amounts were paid in January 2006.

Note 8           Foreign Currency Risk

The Company is exposed to fluctuations in foreign currencies, primarily through its operations in Canada. The Company monitors this exposure but has not entered into any hedging arrangements. As of December 31, 2005, $11.65 million of cash was held in Canadian dollars. As of December 31, 2004, such amount was $2.56 million.

Note 9                                   Income Taxes

As of December 31, 2005 the Corporation had Canadian non-capital losses which may be applied to reduce Canadian taxable income in future years. These losses expire as follows:

2007	$19
2008	64
2009	72
2010	141
2014	629
2015	1,847
(Amounts Stated in Thousands)	$2,772

As of December 31, 2005 the Corporation also had U.S. net operating losses of $8.296 million which may be applied to reduce U.S. taxable income in future years. These losses expire in 2026.

Significant components of the Company’s future tax assets and liabilities, after applying statutory corporate income tax rates, are as follows:

(Amounts Stated in Thousands)	2005	2004
Temporary differences related to property and equipment and asset retirement obligations	$(1,337)	$77
Share issuance expenses	890	87
Non-capital losses - Canada	932	329
Net operating losses - USA	2,903	—
	3,388	493
(Less valuation allowance)	(3,388)	(493)
	$—	$—

Tax deductions for exploration and development expenditures incurred in 2005 in the amount of approximately C$3,300,000 (US$2,800,000) will be distributed (renounced) from the company for Canadian tax purposes to holders of certain common shares in 2006.  The reduction in the tax assets of the Company arising from the renunciation will be recorded as a charge to share capital in 2006, and will reduce net income (loss) attributable to common shareholders in 2006.

Income taxes expense differs from that which would be expected from applying the statutory Canadian federal and provincial income tax rates, and US federal and state income tax rates to income before income taxes. The difference results from the following:

(Amounts Stated in Thousands)	2005	2004
Expected tax benefit	$(2,975)	$(349)
Increases (decreases) resulting from :
Resource allowance	198	—
Changes in tax rates	93	—
Non-deductible stock-based compensation	676	86
Foreign exchange adjustments		—
	(2,008)	(263)
Increase in Valuation allowance	2,008	263
	$—	$—

Note 10                               Commitments

a) Property Leases

Storm Cat occupies leased office space in Calgary, Alberta, Canada and in Denver, Colorado, United States.  The following summarizes the Company’s obligations and expenses related to these leases:

	2006	2007	2008	2009	2010
Canada	$66	$66	$66	$66	$17
U.S.	$208	$166	$156	$145	$—
Total	$274	$232	$222	$211	$17
(In Thousands)
Rent expense ended for December 31, 2005 was $161,000. There was no rent prior to 2005.

b) Forward Sales

During 2005 the Company entered in to the following delivery commitments under sales agreements. The Company accounts for these as normal sales.

•                  1,000/day sale to Enserco for 1 yr (April 05 - March 06) at $6.95/mmbtu

For delivery at Cheyenne Hub.

•                  20,000/mo (666/day) sale to Enserco for June 05 - March 06 at $6.34/mmbtu for delivery at Cheyenne Hub.

•                  10,000/mo (333/day) sale to OG & E for September 05 - March 06 at $9.10/mmbtu for delivery at Cheyenne Hub.

•                  10,000/mo (333/day) sale to OG & E for November 05 - October 06 at $8.31/mmbtu for delivery at Cheyenne Hub.

•                  30,000/mo (1000/day) sale to Enserco for April 06 – October 06 at $9.10/mmbtu for delivery at Cheyenne Hub.

c) Firm Transportation Service Agreements

The Company has a firm transportation agreement with Cheyenne Plains Gas Pipeline Company Ltd. through April 11, 2003 to transport gas from Cheyenne Plains to ANR PEPL (Oklahoma).  The agreement calls for the Company to pay $0.34/Dth on 2,000 Dth/D or approximately $20,000 per month.  The firm commitment payment is offset by any gathering charges for volumes shipped on the Cheyenne Plains pipeline to the ANR PEPL (Oklahoma) delivery hub.

The Company has a firm transportation agreement with Wyoming Interstate Company Ltd. that expires November 30, 2013.  The agreement requires the Company to pay $0.15 per Dth on 100% load basis of 4,000 Dth/D.  Gas is received at Glenrock and delivered to the Dullknife hub.

Note 11          Segment Information

The Company’s industry segment is the oil and gas industry. The Company’s geographic segments at December 31, 2005 are Canada and the United States.  As of December 31, 2004, the Company’s geographic segments were Canada, Mongolia and United States of America.

December 31, 2005 (1)

	Canada	United States	Mongolia	Total
Current Assets	$27,193	$3,959	$2	$31,154
Equipment net	233	572	—	805
Oil and Gas Properties	5,515	19,479	—	24,994
Totals	$32,941	$24,010	$2	$56,953

December 31, 2004 (1)

	Canada	United States	Mongolia	Total
Current Assets	$2,749	$108	$1	$2,858
Equipment net	5	—	73	78
Oil and Gas Properties	26	1,506	1,275	2,807
Totals	$2,780	$1,614	$1,349	$5,743

	2005	2004
Gross Revenue Oil and Gas
Canada	$—	$—
Mongolia	—	—
United States	4,626	104
	4,626	104
Net profit/(loss)
Canada	(3,241)	(853)
Mongolia	(2,339)	(68)
United States	(2,787)	12
	$(8,367)	$(909)

(1) Amounts Stated in Thousands

The Company did not have reportable geographic segments in 2003.

Note 12                               Oil and Gas Producing Activities (Unaudited)

The following reserve quantity and future net cash flow information for the Company represents proved reserves located in the United States. The reserves as of December 31, 2005 have been estimated by Netherland, Sewell and Associates, Inc., independent petroleum engineers.  The reserves as of December 31, 2004 were estimated by Sproule and Associates.  The determination of oil and gas reserves is based on estimates, which are highly complex and interpretive. The estimates are subject to continuing change as additional information becomes available.

The standardized measure of discounted future net cash flows is prepared under the guidelines set forth by the U.S. Securities and Exchange Commission (the “SEC”) that require the calculation to be performed using year-end oil and gas prices. The weighted average oil and gas prices used as of December 31, 2005 and 2004 were $6.236 and $5.694 per Mcf of natural gas, respectively. Future production costs are based on year-end costs and include severance taxes. Each property that is operated by the Company is also charged with field-level overhead in the reserve calculation.  The present value of future cash inflows is based on a 10% discount rate.

Standardized Measure of Discounted Future Net Cash Flows

	Years Ended December 31,
Reserve quantities (Mcfe)	2005	2004
Proved reserves:
Reserve balance at beginning of year	$458,156	$—
Purchases of reserves in place	8,805,972	475,481
Extensions and discoveries	517,817	—
Revisions of previous estimates	910,409	—
Production	(682,358)	(17,325)
Reserve balance at end of year	10,009,996	458,156
Proved developed reserves at end of year	$3,869,932	$208,474

	December 31,
	2005	2004
Future cash flows	$62,420,000	$2,608,514
Future production and development costs	(24,959,000)	(1,597,174)
Future income tax expense	(2,631,828)
Future net cash flows before discount	34,829,172	1,011,340

10% discount to present value	(7,552,070)	(205,338)

Standardized measure of discounted future net cash flows	$27,277,102	$806,002

Changes in the Standardized Measure of Discounted Future Net Cash Flows

	December 31,
	2005	2004
Standardized measure of discounted future net cash flows at the beginning of the year	$806,002	$—
Changes in standardized measure as the result of:
Production of natural gas	(1,238,000)	(61,000)
Net changes in prices and production costs	1,995,498	(5,610)
Extensions and discoveries	1,337,903	—
Development costs incurred	(4,272,595)	—
Changes in estimated future development costs	8,646,265	—
Revisions of previous quantity estimates	1,064,525	23,224
Purchases of reserves in place	20,597,002	849,388
Accretion of discount on prior year reserves	80,600	—
Net change in income taxes	(1,740,098)	—
Standardized measure of discounted future net cash flows at the end of the year	$27,277,102	$806,002

Note 13                               Quarterly Financial Information (Unaudited)

	Quarter ended				Year to date though
Restated Quarterly Financials	3/31/2005	6/30/05	9/30/05	12/31/05	12/31/05
Gross revenue	$519	$1,249	$1,322	$1,536	$4,627
Net revenue from oil and gas operations	(336)	(3,168)	(439)	(4,453)	(8,395)
Net income (loss)	(336)	(3,168)	(439)	(4,426)	(8,368)
Net income (loss) per share	$(0.019)	$(0.071)	$(0.009)	$(0.078)	$(0.170)

	Quarter ended				Year to date though
Filed Quarterly Statements	3/31/2005	6/30/05	9/30/05	12/31/05	12/31/05
Gross revenue	$440	$1,065	$1,241	$1,536	$4,282
Net revenue from oil and gas operations	(121)	(2,397)	(427)	(4,453)	(7,398)
Net income (loss)	(121)	(2,397)	(427)	(4,426)	(7,371)
Net income (loss) per share	$(0.007)	$(0.054)	$(0.009)	$(0.078)	$(0.150)

	Quarter ended				Year to date though
Variance from Filling	3/31/2005	6/30/05	9/30/05	12/31/05	12/31/05
Gross revenue	$79	$184	$2	$—	$345
Net revenue from oil and gas operations	(215)	(770)	(12)	—	(997)
Net income (loss)	(215)	(770)	(12)	—	(997)
Net income (loss) per share	$(0.012)	$(0.017)	$(0.000)	$—	$(0.020)

Variances are a result of the Company moving its accounting function in house and internally auditing its financials. Gross revenues are higher since fuel loss and shrinkage are no longer netted from gross revenue.  Expenses are higher as the Company properly booked items that were erroneously capitalized.

Note 14                             Subsequent Events

In January 2006, the Company sold certain gathering assets connected to its NE Spotted Horse Field in Wyoming to PRB Gas Transportation, Inc. for $1.0 million.  Concurrent with the sale, Storm Cat entered into a gathering agreement with the purchaser. The agreement requires payment of gathering fees of $0.47 per MCF on the following annual volumes: 2006 - 2,064,600; 2007 – 2,482,231; 2008 – 2,040,575.  In the event that Storm Cat is unable to meet these annual delivery levels they will be liable at a rate of $0.47 per undelivered MCF.  Over delivered volumes will count toward the overall commitment through 2008.

In January 2006, the Company entered into a letter agreement to acquire a 90% working interest in approximately 3,600 gross acres in the Powder River Basin in Wyoming for $409,128. In early May 2006, the Company closed on this transaction.

In February 2006, the Company entered into a purchase/sale agreement to acquire undeveloped leases in Van Buren, Searcy and Pope Counties in Arkansas. The transaction closed in early May 2006 for $2,035,697 on 12,034 net undeveloped acres.

In March 2006, the Company acquired 2,560 acres of land prospective for gas from the Duvernay shale in the Redwater area of Central Alberta. Total payment for the lease was C$362,383.

The Company’s Board of Directors approved the granting of 800,000 stock options to the Company’s senior management in first quarter 2006. All such options expire five years from the date of the grant.

On April 4, 2006, the Chairman of Storm Cat resigned to pursue other business interests.  In the interim, Michael Wozniak, a current Storm Cat director, will act at lead director until a new Chairman is appointed.

In April and May, the Company acquired 7,680 acres at the Alberta Crown Land sale in the Wainwright area of Alberta, Canada for approximately $600,000, an average price of $87.28 per acre.

In May, the Company acquired 1,120 acres at the Alberta Crown Land sale in the Wetaskiwin area for approximately $300,000.

On May 9, 2006 Jon Whitney of Colorado Springs, Colorado and David Wight of Anchorage, Alaska were appointed to the Board of Directors.  Mr. Whitney will join the audit committee replacing Mike O’Byrne, who resigned from the audit committee, and Mr. Wight will join the Compensation Committee, filling an existing vacancy.

Note 15                             Differences Between Canadian and United States Accounting Principles

These financial statements have been prepared in accordance with U.S. GAAP which differs in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the Canada.

The differences to the Company between accounting in accordance with U.S. GAAP and accounting principles generally accepted in the Canada as follows:

a) Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under U.S. GAAP, resource property acquisition and exploration costs on unproved properties must be expensed as incurred. Therefore an additional expense is required under U.S. GAAP of $31,000 for 2003.

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s shares at the date of the grant. Under Statement of Financial Accounting Standards No. 123, the Company had accounted for its employee stock options under the fair value method. The fair value is determined using an option pricing model that takes into account the share price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying shares and the expected dividends, and the risk-free interest rate over the expected life of the option.

As a result of the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation, there is no difference between Canadian GAAP and U.S. GAAP for the years ended December 31, 2005, 2004 or 2003.

Oil and Gas Properties

Prior to January 2004, there were certain differences between the full cost method of accounting for oil and gas properties as applied in Canada and as applied in the United States of America. The principal difference was in the method of performing ceiling test evaluations under the full cost method of accounting rules. Under Canadian GAAP prior to January 2004, impairment of oil and gas properties was based on the amount by which a cost center’s carrying value exceeded its undiscounted future net cash flows from proved reserves using period-end, non-escalated prices and costs, less an estimate for future general and administrative expenses, financing costs and income taxes. Effective January 2004, Canadian GAAP requires recognition and measurement processes to assess impairment of oil and gas properties using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation. In the measurement of the impairment, the future net cash flows of a cost centre’s proved and probable reserves are discounted using a riskfree interest rate.

For U.S. GAAP purposes, future net cash flows from proved reserves using period-end, non-escalated prices and costs, are discounted to present value at 10% per annum and compared to the carrying value of oil and gas properties. The Company performed the ceiling test in accordance with U.S. GAAP and Canadian GAAP and determined that for the year ended December 31, 2005 and December 31, 2004 no impairment provision were required on its oil and gas properties.

Comprehensive Loss

U.S. GAAP requires disclosure of comprehensive loss which, for the Company is net loss under US GAAP plus the change in cumulative translation adjustment under U.S. GAAP.

The concept of comprehensive loss does not come into effect until fiscal years beginning on or after October 1, 2006 for Canadian GAAP. New Accounting Standards Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Flow-through Shares

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue. The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is recorded as a liability (the Premium) until the renunciation of expenditures has occurred. Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital. The Premium recorded as a current liability under U.S. GAAP for 2005 is $731,000.

When the expenditures are incurred and the tax deductions are renounced to subscribers, Canadian GAAP requires that the stated capital be reduced by and a future tax liability be recorded for the estimated future income taxes payable as a result of the renouncement. Under U.S. GAAP, the future tax liability is recorded through a charge to income tax expense less the reversal of the Premium previously reported.

b)             The impact of the above on the financial statements is as follows:

Income Statement	2005	2004	2003

Net loss for the year per U.S. GAAP	$(8,395)	$(909)	$(173)

Adjustment for foreign exchange gain	(78)	184	45
Mineral properties	—	—	31
Mineral property write-off	—	(233)	—

Net loss for the year per Canadian GAAP	$(8,473)	$(958)	$(97)

Basic and diluted loss per share per Candian GAAP	$(0.173)	$(0.045)	$(0.009)
Weighted average number of shares outstanding per U.S. GAAP	49,107,553	21,455,630	11,236,892

Balance Sheets	2005	2004	2003

Total assets per U.S. GAAP	$56,953	$5,743	$488
Mineral properties	—	—	218

Total assets per Canadian GAAP	56,953	5,743	706

Total liabilities per U.S. GAAP	13,502	680	30

Adjustment for flow-through share liability	(731)	—	—

Total liabilities per U.S. and Canadian GAAP	$12,771	$680	$30

Shareholders’ Equity	2005	2004	2003

Deficit, end of the year, per U.S. GAAP	$(9,761)	$(1,393)	$(483)

Accumulated comprehensive income	151	229	45
Mineral properties	—	—	218

Deficit, end of the year, per Canadian GAAP	(9,610)	(1,164)	(220)
Foreign exchange adjustment	—	—	—

Adjustment for flow-through share liability	731	—	—

Share capital, share subscriptions and contributed surplus per Canadian and U.S. GAAP	53,061	6,227	896

Shareholder Equity Canadian GAAP	$44,182	$5,063	$676

Shareholder Equity U.S. GAAP	$43,451	$5,063	$458

Cash Flow Statement	2005	2004	2003

Cash flows used in operating activities U.S. GAAP	$(2,272)	$(135)	$(108)

Adjustment for flow-through share liability	731	—	—
Mineral properties	—	—	31
Cash flows used in operating activities Canadian GAAP	$(1,541)	$(135)	$(77)

Cash flows from financing activities per U.S. GAAP	44,920	5,056	464

Adjustment for flow-through share liability	(731)	—	—
Cash flows from financing activities per Canadian GAAP	$44,189	$5,056	$464

Cash flows used in investing activities per U.S. GAAP	(15,733)	(2,893)	(6)

Mineral properties	—	—	(31)
Cash flows used in investing activities per Canadian GAAP	$(15,733)	$(2,893)	$(37)

Effect of exchange rate on cash	(78)	184	41

Increase (decrease) in cash per Canadian and U.S. GAAP	$26,837	$2,212	$391

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corporation

Registrant

Dated: June 16, 2006	Signed:	/s/ J. Scott Zimmerman
J. Scott Zimmerman President and Director