Form 20-F/A
period 2005-12-31
Storm Cat Energy CORP
filed 2007-01-05
CIK 1178818

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
Form 20-F/A Annual Report
Table of Contents

Explanatory Note

This Annual Report on Form 20-F/A has been amended to address comments made by the Securities and Exchange Commission (“SEC”) relative to the original filing ouf our Annual Report on Form 20-F which was filed with the SEC on June 16, 2006 (the “Original Filing”).  We have added the “Note Regarding Reserves Data and Other Oil and Gas Information” to clarify that the reserves data in this Annual Report were prepared under SEC guidelines, but that Storm Cat also files separate reserve disclosure data in Canada under National Instrument 51-101 of the Canadian Securities Administrators.  We also added a glossary of pertintent industry terms used throughout this Annual Report to such Note.

We made additional changes from the Original Filing to include a definition of “unconventional gas reserves.”  We removed certain mitigating language from the “Risk Factors” section, identified the percentage of our undeveloped reserves (61.3%) and clarified the potential effects of unsuccessful drilling efforts or a decision not to drill would have on our future results of operations.  Storm Cat also noted that it has no current or future planned wells that are not serviced by existing pipelines or where the right-of-way to a pipeline is not already established.  We identified that 79.8% of our Power River Basin leases are on federal land, and that there are no pending environment impact studies relating to our existing properties.  We clarified that a proportionate reduction in our net revenue interest would occur after payout on our Jamison / North Twenty Mile property, and that payout occurs after Storm Cat recovers 400% of its drilling capital.  Storm Cat’s working interest in the North East Spotted Horse Field was identified as being 91.61% at December 31, 2005.  A table which reflects Storm Cat’s total gross and net acreage by area and by field as of August 1, 2006 was also added, and a “Percent of Total” column was added to the table depicting Storm Cat’s reserves by category under the capition “Powder River Basin Production and Reserves.”  Certain other clarifying language was added to indicate that Storm Cat recorded only one month of production in 2005 from its Jamison / North Twenty Field.  Finally, Note 12 “Oil and Gas Production Activities (Unaudited)” to our Notes to the Consolidated Financial Statements was updated (1) to reference Statement of Financial Accounting Standards No. 69 (“SFAS 69”), (2) to remove dollar signs previously reflected on reserve volume figures for the years ended December 31, 2005 and 2004, respectively, (3) to move the Reserve Quantities table before the Standardized Measure of Discounted Future Net Cash Flows information and table to eliminate any confusion regarding such reserve information and such cash future cash flow information, and (4) to break out future production and development cost for these same periods on separate lines in the  Standardized Measure of Discounted Future Net Cash Flows table.

Except for the foregoing amended information, this Form 20-F/A continues to describe conditions as of the date of the Original Filing, including our expectations with respect to our 2006 capital program and other forward-looking information, and we have not updated the disclosures contained herein to reflect events that occurred at a later date. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events have been or will be addressed in either our Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2006 or our Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2006, or in other reports filed with the SEC subsequent to the date of this filing.

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

Note Regarding Reserves Data and Other Oil and Gas Information

National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. NI 51-101 and its companion policy specifically contemplate the granting of exemptions from some of the disclosure standards prescribed by NI 51-101 to companies that are active in the U.S. capital markets, to permit the substitution of the standards required by the SEC in order to provide for comparability of oil and gas disclosure with that provided by U.S. and other international issuers.  Storm Cat has submitted an application to the Canadian securities regulatory authorities for an exmption that would permit it to provide oil and gas disclosure in Canada in accordance with the relevant legal requirements of the SEC.  Storm Cat has provided the reserves data and other oil and gas information included in this Annual Report in accordance with U.S. disclosure requirements and practices and has filed in Canada, and will continue to file in Canada until such time as its exemption is approved by Canadian securities regulatory authorities, a separate NI 51-101 report. The information disclosed in this Annual Report, as well as the information that Storm Cat discloses in the future in SEC filings, may differ from the corresponding information prepared in accordance with NI 51-101 standards.

The primary differences between the U.S. requirements and the NI 51-101 requirements are that (1) the U.S. standards require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves, and (2) the U.S. standards require that the reserves and related future net revenue be estimated under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made, whereas NI 51-101 requires disclosure of proved reserves and the related future net revenue estimated using constant prices and costs as at the effective date of the estimation, and of proved and probable reserves and related future net revenue using forecast prices and costs. The definitions of proved reserves also differ, but according to the Canadian Oil and Gas Evaluation Handbook (the reference source for the definition of proved reserves under NI 51-101), differences in the estimated proved reserve quantities based on constant prices should not be material. Storm Cat concurs with this assessment.

Storm Cat has disclosed proved reserve quantities using the standards contained in SEC Regulation S-X, and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves determined in accordance with United States Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities” (“SFAS 69”).

Under U.S. disclosure standards, reserves and production information is disclosed on a net basis (after royalties). The reserves and production information contained in this annual information form is shown on that basis.

In this Annual Report, we also use a number of terms used in the oil and gas industry as defined below.

Bcf.  Billion cubic feet of natural gas.

Btu or British Thermal Unit.  The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Completion.  The installation of permanent equipment for the production of  natural gas  or oil.

Condensate.  Liquid  hydrocarbons  associated  with the production of a primarily natural gas reserve.

Developed acreage.  The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development well.  A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dth.  Decatherms.

Dth/D.  Decatherms per day.

Dry hole.  A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Exploratory well.  A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.  Generally, an exploratory well is any well that is not a development well, a service well, or a stratigraphic test well.

Farm-in or farm-out.  An agreement under which the owner of a working interest in a natural gas and oil lease  assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage.  Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage.  The assignor usually retains a royalty or reversionary interest in the lease.  The interest received by an assignee is a “farm-in” while the interest transferred by the assignor is a “farm-out.”

Field.  An area consisting  of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual  geological structural feature and/or stratigraphic condition.

Gross acres or gross wells.  The total acres or wells, as the case may be, in which a working interest is owned.

Lead.  A specific geographic area which, based on supporting geological, geophysical  or other data,  is deemed to have  potential  for the  discovery of commercial hydrocarbons.

MBtu.  Thousand British Thermal Units.

Mcf.  Thousand cubic feet of natural gas.

Mcfe.  Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

MMBtu.  Million British Thermal Units.

MMcf.  Million cubic feet of natural gas.

MMcf/d.  One MMcf per day.

MMcfe.  Million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

Net acres or net wells.  The sum of the fractional working interest owned in gross acres or wells, as the case may be.

Net feet of pay.  The true vertical thickness of reservoir rock estimated to both contain hydrocarbons  and be capable of contributing to producing rates.

Present value of future net  revenues or present  value or PV-10.  The pre-tax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

Productive well.  A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

Prospect.  A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved area.  The part of a property to which proved reserves have been specifically attributed.

Proved developed oil and gas reserves.  Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed  program has confirmed through production responses that increased recovery will be achieved.

Proved oil and gas reserves.  The estimated quantities of crude oil, natural gas and natural gas liquids  which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions,  i.e., prices and costs as of the date the estimate is made.  Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test.  The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining  portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data.  In the absence of information on fluid contacts, the lowest known structural  occurrence of hydrocarbons controls the lower proved limit of the reservoir.  Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.  Estimates of proved  reserves do not include the following:  (a) oil that may become  available from known reservoirs but is classified separately as “indicated additional reserves”; (b) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics or economic factors; (c) crude oil, natural  gas and natural gas liquids that may occur in undrilled prospects; and (d) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved properties.  Properties with proved reserves.

Proved undeveloped reserves.  Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.  Proved undeveloped reserves may not include estimates attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Reservoir.  A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

Service well.  A well drilled or completed for the purpose of supporting production in an existing field.  Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

Undeveloped acreage.  Lease acreage on which wells have not been drilled or completed to a point that  would permit the production of commercial quantities of natural gas and oil  regardless of whether such acreage  contains proved reserves.

Unproved properties.  Properties with no proved reserves.

Working interest.  The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

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

From 2000 to late 2003, our business consisted of mineral exploration operations in Canada and Argentina. In 2003 and 2004 we disposed of, or abandoned, substantially all of our interests in mineral exploration properties. In 2004, we changed our name from Toby Ventures Inc. to Storm Cat Energy Corporation and began to focus on exploring conventional and unconventional resource plays.  Unconventional resources are reserves from fractured shales, coal beds and tight sand formations.. In January 2004, we began acquiring exploration, development and/or production rights for coalbed methane and/or natural gas in Mongolia, Wyoming, Alaska and Canada. Our limited financial history makes it difficult for us to project our revenues, expenses, and potential for successful development of these exploration properties.

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

A large percentage of our reserves are undeveloped.

A large percentage, approximately 61.3%, of our reserves are classified as “proved undeveloped” reserves.  If we do not develop such reserves due to the lack of capital or if our drilling efforts are unsuccessful, then our future revenues and our projected future cash flows will be adversely impacted as well as our stock price.

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

The unconventional plays are a central element of our business model. Unconventional resources are reserves from fractured shales, coal beds and tight sand formations .  The development of typical unconventional plays may involve greater extraction and retrieval costs than are involved in development of typical conventional plays. Often the quality of gas and commercial viability is less known in a typical unconventional play. Therefore, the process of developing an unconventional play involves significant expenditures before commercial viability can be ascertained and presents a risk of cost overruns and inadequate gas recovery.

Further, technological innovation is a key component to realizing the economic value of unconventional plays. We continue to explore and rely on advances in technologies such as drilling, well completion and geophysical technologies that have helped the viability of the unconventional play

Coal bed methane may not continue to rise as an energy source in the United States.

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

Pipeline capacity may be inadequate.

Due to the nature of natural gas development, during certain time periods, pipeline capacity may be inadequate to meet our transportation needs. We do not have any current or future planned wells that are not serviced by a pipeline, or where the right-of-ways to tap into a pipeline are not already established.  However, often, as new development comes on-line, existing pipelines may be close to or at capacity for a period of time before new pipelines are built. During periods when pipeline capacity is inadequate to meet demand, we may be forced to reduce production or incur additional expense as existing production is compressed to fit into existing pipelines.

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

Item 4. Information on the Corporation

History and Development of the Corporation

Corporate and General

Storm Cat is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves, which are reserves from fractured shales, coalbeds and tight sand formations.

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

Currently, 79.8% of our Power River leases are on federal land pursuant to oil and gas leases administered by the Bureau of Land Management (“BLM”). These leases contain relatively standardized terms and require compliance with detailed regulations and orders. In addition to permits required from other agencies, lessees must obtain a permit from the BLM prior to the commencement of drilling, and comply with regulations governing, among other things, engineering and construction specifications for production facilities, safety procedures, plugging and abandonment of wells, the valuation of production, and the removal of facilities. Under certain circumstances, the BLM or the Mineral Management Service (“MMS”), as applicable, may require our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect our financial condition and operations.  There are currently no environmental impact studies underway which would affect our properties.  All required environmental impact studies were completed and approved prior to acquisition.  However, regular course of business permitting is required for water discharge and drilling.

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

Storm Cat Energy (Alaska) LLC

Triple Crown Gathering Corporation

Oil and Gas Properties

Powder River Basin, Wyoming, United States

In December 2004, we acquired a 100% working interest before payout (90% after payout; with a proportionate reduction in net revenue interest) in 1,481 acres of the Jamison/North Twenty Mile fields, located in Campbell County, Wyoming, for consideration of approximately $1.25 million. Payout occurs after the Company recovers 400% of its drilling capital.  In February 2005, we acquired producing leases in the NE Spotted Horse Field, located on the eastern portion of the Powder River Basin approximately 35 miles northwest of Gillette, Wyoming, for consideration of approximately $8.7 million after purchase price adjustments. The acquisition included the seller’s gas gathering assets, which we subsequently sold in January 2006. All of our natural gas production in 2005 and 2004 relates to these Powder River Basin fields.

The following table reflects the Company’s total gross and net acreage by area and by field as of August 1, 2006:

Storm Cat Energy Corporation Acreage as of August 1, 2006

Area	Gross Acres	Net Acres

Powder River Basin, WY
Northeast Spotted Horse	6,320	5,790
Jamison	723	651
20 Mile	760	684
Ford Ranch (Focus + Ellbogen/Westbrook Leases)	4,711	3,604
Sheridan (State Lease Sale)	1,521	1,521
PRB Acquisition	25,200	17,000
Total	39,235	29,250

Fayetteville Shale, AR
Jordan Acquisition	16,166	12,044
Subsequent Lease Purchases	1,631	946
Total	17,797	12,990

Cook Inlet, AK
Donkel Acquision (ADL 389937)	3,751	3,751
Mental Health Trust Leases	11,782	11,782
State Lease Sale Tracts - acreage subject to revision	31,023	31,023
Total	46,556	46,556

Canada
Moose Mountain (SK) - Golden Eagle	235,830	70,749
Elk Valley (BC) - EnCana Drill to Earn (1)	77,775	38,888
Alberta (AB) - Crown Lease Sale (Wetaskiwin) 12/14/05	2,068	2,068
Alberta (AB) - Cessford Farm-In (2)	3,200	2,240
Alberta (AB) - Crown Lease Sale (Redwater) 3/8/06	2,529	2,529
Alberta (AB) - Crown Lease Sale (Wainwright) 4/19/06	3,794	3,794
Alberta (AB) - Crown Lease Sale (Wainwright) 5/3/06	3,795	3,795
Alberta (AB) - Crown Lease Sale (Wetaskiwin) 5/31/06	1,107	1,107
Total	330,098	125,170

Total Gross Acres (1), (2)	433,686	213,966

(1) Net Acres May Be Earned Pursuant to the Drill to Earn Arrangement

(2) Net Acres May Be Earned Pursuant to the Farm-In Arrangement

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

Powder River Basin Production and Reserves

In 2004, we reported net production of 17.3 MMcf attributable to one month of ownership of our interests in the Jamison/North Twenty Mile fields. In 2005, we reported net production of 463 MMcf attributable to ten months of ownership of our interests in the NE Spotted Horse field and 219.4 MMcf related to a full year of ownership of the Jamison/North Twenty Mile fields.

Netherland, Sewell & Associates, Inc. of Houston, Texas, independent reserve engineers, prepared an estimate of our proved reserves in the NE Spotted Horse and Jamison/North Twenty Mile fields as of December 31, 2005. A summary of the estimated net proved reserves by category is as follows:

Reserves Category	Volumes (MMcf)	Percent of Total

Proved Developed Producing	3,340.7	33.4%
Proved Developed Non-Producing	528.2	5.3%
Proved Undeveloped	6,141.1	61.3%

Total Proved	10,010.0	100.0%

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

Operating Results

Fiscal Year 2005 Ended December 31, 2005 versus Fiscal Year 2004 ended December 31, 2004.

In 2005, we recorded our first full year of coalbed methane sales revenue from the Jamison/Twenty Mile field and 10 months of sales from the NE Spotted Horse field.  Prior to 2005, the Company recorded only one month of revenue from production for the Jamison/Twenty Mile field and it had no other producing properties.  Total revenue of $4,627,000 in 2005 represented a 4,349% increase compared to revenue of $104,000 recorded in December 2004. The significant increase was attributable to more months of production from these acquisitions, higher average sales prices, and the favorable results of our 43 well drilling program. Total sales volumes for the year ended December 31, 2005 were approximately 682.4 MMcf, an increase of 3,845% compared to 17.3 MMcf recorded for one month of sales in 2004.

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

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

As of April 4, 2006, the directors and officers of the Corporation are:

Name and Municipality of Residence	Position with Corporation	Date of Appointment
J. Scott Zimmerman Denver, Colorado	President, Chief Executive Officer and Director	August 9, 2004 (Director) October 19, 2004 (President) June 23, 2005 (Chief Executive Officer)

Paul Wiesner Centennial, Colorado	Secretary-Treasurer and Chief Financial Officer	March 16, 2005 (Chief Financial Officer) June 23, 2005 (Secretary-Treasurer)

Robert J. Clark Denver, Colorado	Director	January 5, 2006

Michael O’Byrne Calgary, Alberta	Director	September 30, 2003

Robert Penner Calgary, Alberta	Director	January 4, 2005

Michael J. Wozniak Denver, Colorado	Director	June 23, 2005

Keith Knapstad Littleton, Colorado	Vice-President, Operations (USA)	April 15, 2005

Don Martin Calgary, Alberta	Vice-Preident, Canada & International Operations	August 18, 2005

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

Summary Compensation Table

		Annual Compensation			Stock Options
					No. of
Name and Position	Year	Salary	Bonus	Other Compensation	Options Granted(1)	Exercise Price	Expiry Date
Chris Dyakowski Former Director, Chief Administrative Officer & Chief Financial Officer(2)	2005	$—	$—	$38,716	—	—	N/A

Scott Zimmerman Director, Chief Executive Officer & President	2005	$143,750	$60,000	$8,000	200,000	C$ 1.90	April 29, 2010

Paul Wiesner Chief Financial Officer(3)	2005	$106,875	$50,000	$—	200,000	C$1.945	March 16, 2010

Craig Steinke, Former Chairman of the Board	2005	$—	$—	$336,853	200,000	C$ 1.90	April 29, 2010

Michael O’Byrne, Director	2005	$—	$—	$7,101	—	—	N/A

Robert Penner, Director	2005	$—	$—	$8,690	100,000	C$ 2.85	January 7, 2010

Michael J. Wozniak, Director	2005	$—	$—	$8,500	100,000	C$ 2.26	September 21, 2010

Keith Knapstad, VP-Operations (USA)	2005	$95,625	$25,000	$—	200,000	C$ 2.69	April 15, 2010

Don MartinVP, Canada & International Operations	2005	$54,821	$—	$—	200,000	C$ 2.60	August 18, 2010

(1)	Effective March 31, 2005, the issued shares of the Corporation were subdivided on a 1:2 basis. The number of options is on a post-split basis.
(2)	Mr. Dyakowski resigned as Chief Financial Officer of the Corporation on March 16, 2005 and as Chief Administrative Officer on June 23, 2005.
(3)	Mr. Wiesner was appointed Chief Financial Officer of the Corporation on March 16, 2005.

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

Share Ownership

The following table sets out the share ownership of the directors and officers of the Corporation as of February 28, 2006:

Name and Position	No of Common Shares Owned, Directly or Indirectly	Percentage of Issued and Outstanding Common Shares
Chris Dyakowski Former Director, Chief Administrative Officer & Chief Financial Officer	485,400	0.732%

Scott Zimmerman Director, Chief Executive Officer & President	1,061,500	1.6%

Paul Wiesner Chief Financial Officer & Secretary	—	—

Craig Steinke, Former Director and Chairman of the Board	1,776,048	2.68%

Michael O’Byrne, Director	—	—

Robert Penner, Director	—	—

Michael J. Wozniak, Director	10,000	0.15%

Keith Knapstad, Vice President-Operations (USA)	—	—

Don Martin Vice President, Canada & International Operations	4,000	0.006%

(1)           Based on 66,337,574 issued and outstanding common shares of the Corporation as of February 28, 2006.

Stock Options

The following table sets forth the number of stock options held by the directors and officers of the Corporation as of March 20, 2006.

Name and Position of Optionee	No. of Options Outstanding	Expiry Date	Exercise Price
Michael O’Byrne Director	120,000	November 28, 2008	C$ 0.30
	130,000	March 2, 2009	C$ 0.50

Craig Steinke Former Director & Chairman	130,000	March 2, 2009	C$ 0.50
	200,000	April 29, 2010	C$ 1.90

J. Scott Zimmerman Director, President & Chief Executive Officer	900,000	August 25, 2009	C$ 0.50
	200,000	April 29, 2010	C$ 1.90

Paul Wiesner Chief Financial Officer & Secretary	200,000	March 16, 2010	C$ 1.945

Keith Knapstad Vice-President, Operations (USA)	200,000	April 15, 2010	C$ 2.69

Don Martin Vice-President, Canada & International Operations	200,000	August 18, 2010	C$ 2.60

Michael Wozniak Director	100,000	September 21, 2010	C$ 2.26

Robert Clark Director	100,000	January 5, 2011	C$ 3.24

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

4.5*+	Farmin between Delta Resources Inc., Marin Energy Ltd. and Jem Resources Ltd. as Farmors and Storm Cat Energy Corporation as Farmor, dated January 17, 2005

4.6*+	Purchase and Sale Agreement by and between Palo Petroleum, Inc., Paso Gaso Pipeline, LLC, Storm Cat Energy Corporation and the other parties named therein, dated January 18, 2005

4.7*+	Farmin Agreement between Golden Eagle Energy Ltd. and Storm Cat Energy Corporation, dated February 15, 2005

4.8*+	Farmin and Operating Agreement between Encana Oil & Gas Partnership and Storm Cat Energy Corporation, dated June 29, 2005

8*	List of Subsidiaries

11*	Code of Ethics

12.1**	Rule 13a-14(a) Certification of Chief Executive Officer

12.2**	Rule 13a-14(a) Certification of Chief Financial Officer

13**	Rule 13a-14(b)/Section 1350 Certifications

15.1**	Consent of Hein & Associates LLP, Independent Registered Public Accounting Firm, with respect to Storm Cat

15.2**	Consent of Amisano Hanson, Chartered Accountants, with respect to Storm Cat

15.3**	Consent of Sproule Associates Inc., Independent Reservoir Engineer, with respect to Storm Cat

15.4**	Consent of Netherland, Sewell & Associates, Independent Reservoir Engineer, with respect to Storm Cat

* Filed previously

** Filed herewith

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

STORM CAT ENERGY CORPORATION’S

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

The accompanying notes are an integral part of these financial statements

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts in thousands of U.S. dollars, unless otherwise indicated

STORM CAT ENERGY CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 2005, 2004 and 2003

(Stated in US Dollars, in Thousands)

	December 31,	December 31,	December 31,
	2005	2004	2003
Cash flows from operating activities:
Net Loss	$(8,368)	$(909)	$(173)
Adjustments to reconcile net loss to net cash
Used in operating activities:
Depreciation, depletion, amortization	1,572	36	—
Accretion Expense	65	79	—
Impairments	2,125	—	—
Loss on disposition of properties	(56)	—	—
Stock-based compensation	1,914	274	39
Changes in operating working capital:
Changes in operating assets and liabilities:
Accounts receivable	(1,099)	(108)	10
Other Current Assets	(360)	(78)	(7)
Accounts Payable	509	(28)	21
Other Current Liabilities	1,426	599	2
Net cash used in operating activities	(2,272)	(135)	(108)
Cash flows from investing activities:
Restricted Investments	(150)	(26)	—
Capital expenditures - oil and gas properties	(14,766)	(2,777)	(2)
Other capital expenditures	(817)	(90)	(4)
Net cash used in investing activities	(15,733)	(2,893)	(6)
Cash flows from financing activities:
Share Issuance Costs	(3,774)	(267)	—
Issuance of shares for cash	48,694	5,323	464
Net cash used in financing activities	44,920	5,056	464
Effect of exchange rate changes on cash	(78)	184	41
Net increase in cash and cash equivalents	26,837	2,212	391
Cash and cash equivalents and beginning of period	2,665	453	62
Cash and cash equivalents at end of period	$29,502	$2,665	$453

Non Cash Items excluded from the cash flow were:
Capital Accrual related to oil and gas asset additions and the associated liability that was accrued or in trade accounts payable	$10,173
Asset Retirement Obligation	649	79	—

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts in thousands of U.S. dollars, unless otherwise indicated

STORM CAT ENERGY CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2005, 2004 and 2003

(Stated in US Dollars)

	Common				Other
In thousands of dollars, except share and per share	Shares		Share	Contributed	Comprehensive	Accumulated	Total Stareholder
amounts	Shares	Amount	Subscription	Surplus	Income	Deficit	Equity

Balance, January 1, 2003	10,653,330	$393	$—	$—	$—	$(310)	$83
Issuance of shares for cash:		—	—	—	—	—	—
-pursuant to a private placement	3,000,000	114	—	—	—	—	114
Shares subscribed for cash	—	—	350	—	—	—	350
Non-cash compensation charge	—	—	—	27	—	—	27
Adjustment for stock-based compensation	—	—	—	12	—	—	12
Comprehensive income							—
Net loss						(173)	(173)
Foreign currency translation					45		45
Total comprehensive income	—	$—	$—	$—	$—	$—	$(128)

Balance, December 31, 2003	13,653,330	507	350	39	45	(484)	458
Issuance of shares for cash:	—	—	—	—	—
Adjustment for stock-based compensation	—	—	—	—	—	—	—
-pursuant to a private placements	15,041,000	4,866	(350)	—	—	—	4,517
-pursuant to stock options exercised	93,334	38	—	—	—	—	38
-pursuant to warrants exercised	3,684,500	745	—	—	—	—	745
Share issuance costs	—	(267)	—	—	—	—	(267)
Finders fees	88,550	—	—	—	—	—	—
Shares subscribed for cash	—	—	22	—	—	—	22
Trans. from contributed surplus on stock options exercised	—	25	—	(26)	—	—	(1)
Non-cash compensation charge	—	—	—	276	—	—	276
Comprehensive loss
Net loss						(910)	(910)
Foreign currency translation					184		184
Total comprehensive income	—	$—	$—	$—	$	$	$(726)

BALANCE AT DECEMBER 31, 2004	32,560,714	5,916	22	289	229	(1,394)	5,063
Issuance of shares for cash:
-pursuant to a private placements	18,993,826	37,745	—	—	—	—	37,745
-pursuant to warrants exercised	13,453,180	10,661	—	—	—	—	10,661
-pursuant to stock options exercised	646,668	287	—	—	—	—	287
Share issuance costs	—	(3,043)	—	—	—	—	(3,043)
Flow-through share liability	—	(731)					(731)
Non-cash compensation charge	—	—	—	1,914	—	—	1,914
Comprehensive loss
Net loss						(8,368)	(8,368)
Foreign currency translation	—	—	—	—	(78)		(78)
Total comprehensive income	—	$—	$—	$—	$—	$—	$(8,446)

BALANCE AT DECEMBER 31, 2005	65,654,388	$50,836	$22	$2,203	$151	$(9,762)	$43,451

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

•      October 18, 2004 closed on gross proceeds of C$750,000 resulting in 1,875,000 common share (split-adjusted) units at a price of C$0.40 per unit. Each unit consisted of one common share and one transferable common share purchase warrant exercisable until April 18, 2006 at a price of (split-adjusted) C$0.50 per share if exercised with in the first 12 months and at a price of $0.625 in the remaining six months.

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

•      10,000/mo (333/day) sale to OG & E for November 05 - October 06 at $8.31/mmbtu for delivery at Cheyenne Hub.

•      30,000/mo (1000/day) sale to Enserco for April 06 — October 06 at $9.10/mmbtu

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

	Years Ended December 31,
Reserve quantities (Mcfe)	2005	2004
Proved reserves:
Reserve balance at beginning of year	458,156	—
Purchases of reserves in place	8,805,972	475,481
Extensions and discoveries	517,817	—
Revisions of previous estimates	910,409	—
Production	(682,358)	(17,325)
Reserve balance at end of year	10,009,996	458,156
Proved developed reserves at end of year	3,869,932	208,474

The standardized measure of discounted future net cash flows is prepared according to Statement of Financial Accounting Standards No. 69 (“SFAS 69”) as published by the Financial Accounting Standards Board, which requires the calculation be performed using year-end oil and gas prices. The weighted average oil and gas prices used as of December 31, 2005 and 2004 were $6.236 and $5.694 per Mcf of natural gas, respectively. Future production costs are based on year-end costs and include severance taxes. Each property operated by the Company is also charged with field-level overhead in the reserve calculation.  The present value of future cash inflows is based on a 10% discount rate.

Standardized Measure of Discounted Future Net Cash Flows

	December 31,
	2005	2004
Future cash flows	$62,420,000	$2,608,514
Future production costs	(19,020,800)	(1,147,174)
Future development costs	(5,938,200)	(450,000)
Future income tax expense	(2,631,828)
Future net cash flows before discount	34,829,172	1,011,340

10% discount to present value	(7,552,070)	(205,338)

Standardized measure of discounted future net cash flows	$27,277,102	$806,002

Changes in the Standardized Measure of Discounted Future Net Cash Flows

	December 31,
	2005	2004
Standardized measure of discounted future net cash flows at the beginning of the year	$806,002	$—
Changes in standardized measure as the result of:
Production of natural gas	(1,238,000)	(61,000)
Net changes in prices and production costs	1,995,498	(5,610)
Extensions and discoveries	1,337,903	—
Development costs incurred	(4,272,595)	—
Changes in estimated future development costs	8,646,265	—
Revisions of previous quantity estimates	1,064,525	23,224
Purchases of reserves in place	20,597,002	849,388
Accretion of discount on prior year reserves	80,600	—
Net change in income taxes	(1,740,098)	—
Standardized measure of discounted future net cash flows at the end of the year	$27,277,102	$806,002

Note 13          Quarterly Financial Information (Unaudited)

	Quarter ended				Year to date though
Restated Quarterly Financials	3/31/2005	6/30/05	9/30/05	12/31/05	12/31/05
Gross revenue	$519	$1,249	$1,322	$1,536	$4,627
Net revenue from oil and gas operations	(336)	(3,168)	(439)	(4,453)	(8,395)
Net income (loss)	(336)	(3,168)	(439)	(4,426)	(8,368)
Net income (loss) per share	$(0.019)	$(0.071)	$(0.009)	$(0.078)	$(0.170)

	Quarter ended				Year to date though
Filed Quarterly Statements	3/31/2005	6/30/05	9/30/05	12/31/05	12/31/05
Gross revenue	$440	$1,065	$1,241	$1,536	$4,282
Net revenue from oil and gas operations	(121)	(2,397)	(427)	(4,453)	(7,398)
Net income (loss)	(121)	(2,397)	(427)	(4,426)	(7,371)
Net income (loss) per share	$(0.007)	$(0.054)	$(0.009)	$(0.078)	$(0.150)

	Quarter ended				Year to date though
Variance from Filling	3/31/2005	6/30/05	9/30/05	12/31/05	12/31/05
Gross revenue	$79	$184	$2	$—	$345
Net revenue from oil and gas operations	(215)	(770)	(12)	—	(997)
Net income (loss)	(215)	(770)	(12)	—	(997)
Net income (loss) per share	$(0.012)	$(0.017)	$(0.000)	$—	$(0.020)

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

Storm Cat Energy Corporation

Registrant

Dated: January 5, 2007	Signed:	/s/ J. Scott Zimmerman
J. Scott Zimmerman President and Chief Executive Officer